Exhibit 99.1

PART III

ITEM 17.	FINANCIAL STATEMENTS	77

ITEM 18.	FINANCIAL STATEMENTS	77

ITEM 19.	EXHIBITS	78

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

     Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

     Golar LNG Limited, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

     The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

     In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market, including changes in demand resulting from changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable

ITEM 3. KEY INFORMATION

Throughout this report, the “Company,” “we,” “us” and “our” all refer to Golar LNG Limited and to its wholly owned subsidiaries. Unless otherwise indicated, all references to “USD,”“U.S.$” and “$” in this report are U.S. dollars.

A. Selected Financial Data

     The following selected consolidated and combined financial and other data summarize our historical consolidated financial information. We derived the information as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 from our audited Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F, prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

     The selected income statement data with respect to the years ended December 31, 2004 and 2003 and the selected balance sheet data as at December 31, 2005, 2004 and 2003, has been derived from audited consolidated financial statements prepared in accordance with U.S. GAAP not included herein.

ANNUAL REPORT & ACCOUNTS 2007     1

     The following table should also be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and the Company’s Consolidated Financial Statements and Notes thereto included herein.

	At or for the Fiscal Year Ended
	December 31
	2007	2006	2005	2004	2003
(in thousands of U.S. $, except number of shares,
per common share data, fleet and other financial
data)

Income Statement Data:
Total operating revenues	224,674	239,697	171,042	163,410	132,765
Gain on sale of newbuilding	41,088	-	-	-	-
Vessel operating expenses (1)	52,986	44,490	37,215	35,759	30,156
Voyage expenses (2)	10,763	9,582	4,594	2,561	2,187
Administrative expenses	18,645	13,657	12,219	8,471	7,138
Restructuring costs	-	-	1,344	-	-
Depreciation and amortization	60,163	56,822	50,991	40,502	31,147
Impairment of long-lived assets	2,345	-	-	-	-
Operating income	120,860	115,146	64,679	76,117	62,137
Gain on sale of available-for-sale securities	46,276	-	-	-	-
Net financial expenses	(65,592)	(52,156)	(39,319)	(25,304)	(15,140)
Income before equity in net earnings of investees,
income taxes and minority interests	101,544	62,990	25,360	50,813	46,997
Income taxes and minority interests	(6,248)	(8,306)	(9,323)	(7,995)	(7,427)
Equity in net earnings of investees	13,640	16,989	18,492	13,015	-
Gain on sale of investee	27,268	-	-	-	-
Net income	136,204	71,673	34,529	55,833	39,570
Earnings per common share
- basic (3)	2.09	1.09	0.53	0.85	0.68
- diluted (3)	2.07	1.05	0.50	0.84	0.68
Cash dividends declared and paid per common
share	2.25	-	-	-	-
Weighted average number of shares – basic (3)	65,283	65,562	65,568	65,612	58,533
Weighted average number of shares - diluted (3)	65,715	65,735	65,733	65,797	58,623

Balance Sheet Data (at end of year):
Cash and cash equivalents	185,739	56,616	62,227	51,598	117,883
Restricted cash and short-term investments (4)	52,106	52,287	49,448	41,953	32,095
Amounts due from related parties	712	778	17	294	180
Long-term restricted cash (4)	792,038	778,220	696,308	714,802	623,179
Equity in net assets of non-consolidated investees	14,023	97,255	65,950	48,869	12,176
Newbuildings	-	49,713	111,565	145,233	207,797
Vessels and equipment, net	659,018	669,639	533,008	371,867	211,098
Vessels under capital lease, net	789,558	796,186	676,036	706,516	553,385
Total assets	2,573,610	2,566,189	2,230,695	2,110,329	1,783,968
Current portion of long-term debt	80,037	72,587	67,564	66,457	61,331
Current portion of obligations under capital leases	5,678	5,269	2,466	2,662	-
Long-term debt	735,629	803,771	758,183	636,497	593,904
Long-term obligations under capital leases (5)	1,024,086	1,009,765	801,500	842,853	616,210
Minority interest (6)	36,983	32,436	27,587	26,282	18,706
Stockholders’ equity	552,532	507,044	434,554	402,770	338,801
Common shares outstanding (3)	67,577	65,562	65,562	65,612	65,612

2     ANNUAL REPORT & ACCOUNTS 2007

	At or for the Fiscal Year Ended
	December 31
	2007	2006	2005	2004	2003
Cash Flow Data:
Net cash provided by operating activities	73,055	117,219	71,026	82,028	60,077
Net cash provided by (used in) investing activities	224,435	(268,993)	(213,176)	(356,113)	(658,515)
Net cash (used in) provided by financing activities	(168,367)	146,163	152,779	207,800	663,580

Fleet Data (unaudited)
Number of vessels at end of year (7)	12	12	10	9	7
Average number of vessels during year (7)	12	11.52	10	8.33	6.34
Average age of vessels (years)	14.7	13.7	15.3	15.9	19.3
Total calendar days for fleet	4,380	4,214	3,645	3,023	2,315
Total operating days for fleet (8)	3,732	3,845	2,976	2,660	2,140

Other Financial Data (Unaudited):
Adjusted EBITDA (9)	$268,207	$188,957	$134,162	$129,634	$93,284
Average daily time charter equivalent earnings (9)	$51,000	$55,700	$46,200	$54,900	$57,300
Average daily vessel operating costs (10)	$12,097	$10,558	$10,210	$11,800	$13,000

Footnotes

(1)	Vessel operating expenses are the direct costs associated with running a vessel including crew wages, vessel supplies, routine repairs, maintenance and insurance. In addition, prior to the April 2005 reorganization, vessel operating expenses also included an allocation of overheads allocable to vessel operating expenses.

(2)	The majority of our vessels are operated under time charters. Under a time charter, the charterer pays substantially all of the vessel voyage costs, which are primarily fuel and port charges. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of drydocking.

(3)	Basic earnings per share is computed based on the income available to common shareholders and the weighted average number of shares outstanding. The computation of diluted earnings per share assumes the conversion of potentially dilutive instruments.

(4)	Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments and for the year ended December 31, 2006, deposits made in accordance with our contractual obligations under the Equity Swap Line facility.

(5)	We have entered into eight lease financing arrangements, which are classified as capital leases.

(6)	Minority interest refers to a 40% ownership interest held by Chinese Petroleum Corporation in the Golar Mazo.

(7)	In each of the periods presented above, we had a 60% interest in one of our vessels and a 100% interest in our remaining vessels.

(8)	The operating days for our fleet is the total number of days in a given period that the vessels were in our possession less the total number of days off-hire. We define days off-hire as days spent on repairs, drydockings, special surveys and vessel upgrades or during periods of commercial waiting time during which we do not earn charter hire.

(9)	Non-GAAP Financial Measures

Adjusted EBITDA. Earnings before interest, other financial items, taxes, minority interest, depreciation and amortization is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. Adjusted EBITDA facilitates our management’s and investors’ ability to make operating and performance comparisons from period to period and against the performance of other companies in our industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

ANNUAL REPORT & ACCOUNTS 2007     3

Adjusted EBITDA is not defined under U.S. generally accepted accounting principles, or U.S. GAAP. Moreover, adjusted EBITDA is not a measure of operating income or operating performance presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing our operating performance, you should not consider adjusted EBITDA in isolation, or as a substitute for net income (loss) or other combined consolidated income statement data prepared in accordance with U.S. GAAP.

We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following table reconciles net income to adjusted EBITDA. Adjusted EBITDA represents net income plus net interest expense, which includes interest income, interest expense, provision for taxation, depreciation and amortization and other financial items. We note, however, that because not all companies use identical calculations, this presentation of adjusted EBITDA may not be comparable to similarly-titled measures of other companies in our industry.

	Year Ended December 31,
(in thousands of U.S.$)	2007	2006	2005	2004	2003
Net income	136,204	71,673	34,529	55,833	39,570
Depreciation and amortization	60,163	56,822	50,991	40,502	31,147
Interest income	(54,906)	(40,706)	(35,653)	(31,879)	(14,800)
Interest expense	112,336	101,298	82,479	61,987	37,157
Other financial items, net	8,162	(8,436)	(7,507)	(4,804)	(7,217)
Income taxes and minority interest	6,248	8,306	9,323	7,995	7,427
Adjusted EBITDA	268,207	188,957	134,162	129,634	93,284

TCE. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or “TCE.” For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of drydocking. The following table reconciles our total operating revenues to average daily TCE. However, TCE is not defined under U.S. generally accepted accounting principles or U.S. GAAP. Therefore other companies may calculate TCE using a different method.

	Year Ended December 31,
(in thousands of U.S.$, except number of	2007	2006	2005	2004	2003
days and average daily TCE)
Total operating revenues	224,674	239,697	171,042	163,410	132,765
Voyage expenses	(10,763)	(9,582)	(4,594)	(2,561)	(2,187)
	213,911	230,115	166,448	160,849	130,578
Calendar days less scheduled off-hire days	4,197	4,130	3,602	2,930	2,279
Average daily TCE (to the closest $100)	51,000	55,700	46,200	54,900	57,300

(10)	We calculate average daily vessel operating costs by dividing vessel operating costs by the number of calendar days.

B. Capitalization and Indebtedness

     Not Applicable

C. Reasons for the Offer and Use of Proceeds

     Not Applicable

D. Risk Factors

     Some of the following risks relate principally to our business or to the industry in which we operate. Other risks relate principally to the securities market and ownership of our shares. Any of these risks, or any additional risks not presently known to us or risks that we currently deem immaterial, could significantly and adversely affect our business, our financial condition, our operating results and the trading price of our common shares.

4     ANNUAL REPORT & ACCOUNTS 2007

Risks Related to our Business

We generate a substantial majority of our revenue from a limited number of customers under long-term agreements, the unanticipated termination or loss of one or more of these agreements or these customers would likely interrupt our related cash flow.

     We receive a substantial majority of our revenues and cash flow from a limited number of customers. During the year ended December 31, 2007, we received 80.6% of our revenues from three customers, BG Group plc, or BG, accounted for 37.8%, Royal Dutch Shell Plc, or Shell, accounted for 26.2% and PT Pertamina (PERSERO), or Pertamina, accounted for 16.6% of our total operating revenues, respectively. After the expected conversion of three of our vessels the Golar Spirit, the Golar Winter and the Golar Freeze, as floating storage re-gasification units, or FSRUs, in the second quarter of 2008, 2009 and 2010, respectively, we will employ these vessels under two 10 year time charters with Petroleo Brasieiro S.A., or Petrobras and a 10 year time charter with Dubai Supply Authority, or DUSUP. Upon such employment we expect to receive a majority of our revenue from BG, Shell, Pertamina, Petrobras and DUSUP.

     We may be unable to retain our existing customers if:

  our customers are unable to make charter payments because of its financial inability, disagreements with us or otherwise;

  in certain circumstances, our customers may exercise their right to terminate their charters early, in the event of:
  a loss of the vessel;

  a default of our obligations under the charter;

  a war or hostilities that would significantly disrupt the free trade of the vessel;

  a requisition by any governmental authority; or

  with respect to the Golar Spirit and Golar Winter, upon six months’ written notice at any time after the fifth anniversary of the commencement of the charter, Petrobras:
  may exercise its option to purchase the vessel after a specified time period upon payment of a termination fee;

  may terminate the charters of either because we fail to deliver the Golar Spirit or the Golar Winter if: (i) we do not deliver the vessel on time, (ii) the vessel is lost or damaged beyond repair, (iii) there are serious deficiencies in the vessel, (iv) there are prolonged periods of off-hire, or we default under the charter;

  the vessel fails to satisfy certain contractual performance requirements after delivery.
  with respect to the Golar Freeze, upon six months’ written notice at any time after the fifth anniversary of the commencement of the charter, DUSUP may exercise its option to terminate the charter upon payment of a termination fee.
  a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest which may prevent us from performing services for that customer.

     The loss of any of our customers may have an adverse effect on our business, results of operations and financial condition.

ANNUAL REPORT & ACCOUNTS 2007     5

We operate some of our vessels on fixed-term charters or in the spot/short-term charter market for LNG vessels. Failure to find profitable employment for these vessels, or our other vessels following completion of their fixed-term agreements, could adversely affect our operations.

     Currently, we have eight vessels trading on medium or long-term charters, which expire between 2009 and 2024, and a further two vessels commencing long-term charters in June 2008 and August 2009. The Company’s other vessels are trading in the spot/short-term charter market, the market for chartering an LNG carrier for a single voyage or short time period up to one year. Medium to long-term time charters generally provide reliable revenues and they also limit the portion of our fleet available for short-term business during an upswing in the LNG industry cycle, when spot/short-term market voyages might be more profitable. The charter rates payable under time charters or in the spot market will depend upon, among other things, economic conditions in the LNG market. We also cannot assure you that we will be able to successfully employ our vessels in the future or re-deploy our LNG carriers following completion of their fixed-term agreements at rates sufficient to allow us to operate our business profitably or meet our obligations. If we are unable to re-deploy an LNG carrier, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our results of operations and ability to meet our financing obligations.

Our charters with Shell have variable rates and certain termination rights.

     Three of our vessels are time chartered to Shell, the Gracilis, the Grandis and the Granosa, under five year charter agreements, which may be terminated by Shell under certain circumstances. The charter rates we earn from these charters are variable and are directly connected to the prevailing market rates. In the event that Shell does not employ the vessels for their own use, they must market the vessels for use by third parties. If Shell cannot find employment for these ships there could be periods where the vessels incur commercial waiting time and do not generate revenues. If these vessels are not employed profitably, or the charters are terminated, our cash flows may be seriously impacted.

Due to the lack of diversification in our lines of business, adverse developments in the LNG industry would negatively impact our results of operations, financial condition and our ability to pay dividends.

     We currently rely primarily on the revenues generated from our business of transporting LNG. Due to the lack of diversification in our lines of business, an adverse development in our LNG business, or in the LNG industry, generally would have a significant impact on our business, financial condition and results of operations and our ability to pay dividends to our shareholders.

We may incur losses if we are unable to expand into other areas of the LNG industry

     A principal component of our strategy is to expand profitably into other areas of the LNG industry beyond the traditional transportation of LNG. We have not previously been involved in other LNG industry businesses and our expansion into these areas may not be profitable and we may incur losses including losses in respect of expenses incurred in relation to project development. Our ability to integrate vertically into upstream and downstream LNG activities depends materially on our ability to identify attractive partners and projects and obtain project financing at a reasonable cost.

If there are substantial delays or cost overruns in completion of the modification of three of our vessels to FSRUs or if they do not meet performance requirements our earnings and financial condition could suffer.

     In September 2007, we entered into time charter agreements with Petrobras which require the conversion of the Golar Spirit and the Golar Winter into FSRUs. After their respective conversions, both the Golar Spirit and the Golar Winter will be chartered by Petrobras on 10 year time charters, each with a charterer’s option to extend the charter for up to an additional five years. The Petrobras charters commence on the delivery of each of the vessels, which we expect in the second quarters of 2008 and 2009, respectively.

     In April 2008, we entered into a time charter with DUSUP which also requires conversion of the Golar Freeze into a FSRU. The time charter is for a period of 10 years with a charter’s option to extend the charter for an additional five years. The DUSUP charter will commence on the delivery of the vessel, which we expect in the second quarter of 2010.

6     ANNUAL REPORT & ACCOUNTS 2007

     While newbuilding FSRUs have been constructed in the past, no LNG carrier has been retrofitted for FSRU service. Due to the new and highly technical process, retrofitting an existing LNG carrier for FSRU service may only be performed by a limited number of contractors, thus, a change of contractors may result in higher costs or a significant delay to our existing delivery schedule. Furthermore, the completion of the retrofitting of LNG vessels is subject to the risk of cost overrun. Any delay in delivery to Petrobras or DUSUP would likely lead to us paying liquidated damages. Any substantial delay in the conversion of our LNG vessels into FSRUs would result in our breach of the Petrobras or DUSUP time charter agreements, which may lead to their termination. In addition, if the vessels do not meet the performance requirements under the charters, the charter rates could be adjusted downwards or the contracts cancelled. The occurrence of any or a combination of the above risks would have a significant negative impact on our cash flows and earnings.

Our lack of experience in operating FSRUs could adversely affect our ability to operate profitably, expand our relationships with existing customers and obtain new customers.

     We have no experience in providing floating storage and regasification services, which are technically complicated. We expect delivery of the Golar Spirit, the Golar Winter and the Golar Freeze in the second quarter of 2008, 2009 and 2010, respectively. As we have no experience in operating FSRUs, it is difficult to predict our management needs. Accordingly, we may be required to increase the number of employees. In addition, the market for FSRUs is smaller and less mature than the market for LNG carriers. Our lack of experience in operating FSRUs and the uncertain nature of the market in the future could adversely affect our ability to operate profitably, expand our relationships with existing customers and obtain new customers. Our failure to achieve any of these objectives could have a material adverse effect on our business, results of operations and financial condition.

An increase in costs could materially and adversely affect our financial performance.

     Our vessel operating expenses and drydock capital expenditure depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry. Also, while we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant, if not the largest, expense in our operations when our vessels are offhire, idle during periods of commercial waiting time or when positioning or repositioning before or after a time charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns. These may increase vessel operating and drydocking costs further. If costs continue to rise, they could materially and adversely affect our results of operations.

We may be unable to attract and retain key management personnel in the LNG industry, which may negatively impact the effectiveness of our management and our results of operation.

     Our success depends to a significant extent upon the abilities and the efforts of our senior executives. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives for any extended period of time could have an adverse effect on our business and results of operations.

An increased shortage of qualified officers and crew could have an adverse effect on our business and financial condition.

     LNG carriers and FSRUs require a technically skilled officer staff with specialized training. As the world LNG carrier fleet and FSRU fleet continue to grow, the demand for technically skilled officers and crew has been increasing, which has led to a shortfall of such personnel. Increases in our historical vessel operating expenses have been attributable primarily to the rising costs of recruiting and retaining officers for our fleet. In addition, our FSRUs will require an additional engineer, deck officer and cargo officer. Furthermore, each key officer crewing an FSRU must receive specialized training related to the operation and maintenance of the regasification equipment. If we or our third party ship managers are unable to employ technically skilled staff and crew, we will not be able to adequately staff our vessels. A material decrease in the supply of technically skilled officers or an inability of our third party managers to attract and retain such qualified officers could impair our ability to operate or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to make distributions to shareholders.

ANNUAL REPORT & ACCOUNTS 2007     7

     In addition, the Golar Spirit and Golar Winter will be employed by Petrobras in Brazil. As a result, we will be required to hire a certain portion of Brazilian personnel to crew these vessels in accordance with Brazilian law. Any inability to attract and retain qualified Brazilian crew members could adversely affect our business, results of operations and financial condition.

Our loan and lease agreements are secured by our vessels and contain operating and financial restrictions and other covenants that may restrict our business and financing activities and our ability to make cash distributions to our shareholders.

     Covenants in our loan and lease agreements require the consent of our lenders and our lessors or otherwise limit our ability to:

  merge into or consolidate with any other entity or sell or otherwise dispose of all or substantially all of their assets;

  make or pay equity distributions;

  incur additional indebtedness;

  incur or make any capital expenditure;

  materially amend, or terminate, any of our current charter contracts or management agreements; or

  charter our vessels

     If the ownership interest controlled by John Fredriksen, our chairman, and his affiliated entities falls below 25% of our share capital, a default of some of our loan agreements and lease agreements to which we are a party would occur. Similarly, if we were to be in any other form of default which we could not remedy, such as payment default, our lessors, having legal title to our leased vessels, or our lenders, who have mortgages over some of our vessels, could be entitled to sell our vessels in order to repay our debt and or lease liabilities.

     Covenants in our loan and lease agreements may effectively prevent us from paying dividends should our Board of Directors wish to do so and may require us to obtain permission from our lenders and lessors to engage in some other corporate actions. Our lenders’ and lessors’ interests may be different from those of our shareholders and we cannot guarantee investors that we will be able to obtain our lenders’ and lessors’ permission when needed. This may adversely affect our earnings and prevent us from taking actions that could be in our shareholders’ best interests.

If we do not maintain the financial ratios contained in our loan and lease agreements or we are in any other form of default such as payment default, we could face acceleration of the due date of our debt and the loss of our vessels.

     Our loan and lease agreements require us to maintain specific financial levels and ratios, including minimum amounts of available cash, ratios of current assets to current liabilities (excluding current long-term debt), ratios of net debt to earnings before interest, tax, depreciation and amortization and the level of stockholders’ equity. Although we currently comply with these requirements if we were to fall below these levels we would be in default of our loans and lease agreements and the due date of our debt could be accelerated and our lease agreements terminated, which could result in the loss of our vessels. Our ability to comply with covenants and restrictions contained in our loan and lease agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If restrictions, covenants, ratios or tests in our debt instruments are breached, a significant portion of the obligations may become immediately due and payable. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our financing arrangements are secured by certain of our vessels and guaranteed by our subsidiaries holding the interests in our vessels, and if we are unable to repay debt under the credit facility, the lenders could seek to foreclose on those assets.

8     ANNUAL REPORT & ACCOUNTS 2007

Eight of our vessels are financed by U.K. tax leases. In the event of any adverse tax changes or a successful challenge by the U.K. Revenue authorities with regard to the initial tax basis of the transactions or in the event of an early termination of a lease, we may be required to make additional payments to the U.K. vessel lessors, which could adversely affect our earnings and financial position.

     Eight of our vessels are financed by U.K. tax leases. In the event of any adverse tax changes to legislation affecting the tax treatment of the leases for the U.K. vessel lessors or a successful challenge by the U.K. Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate one or both of our U.K. tax leases before their expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with fees that were financed in connection with our lease financing transactions, or post additional security or make additional payments to the U.K. vessel lessors. Any additional payments could adversely affect our earnings and financial position. The upfront benefits we have received equates to the cash inflow we received in connection with the six leases we entered into during 2003 (in total approximately £41 million British pounds).

Servicing our debt and lease agreements substantially limits our funds available for other purposes.

     A large part of our cash flow from operations must go to paying principal and interest on our debt and lease agreements. As of December 31, 2007, our net indebtedness (including loan debt, capital lease obligations, net of restricted cash and short-term deposits and net of cash and cash equivalents) was $816.0 million and our ratio of net indebtedness to total capital ( comprising net indebtedness plus shareholders’ equity and minority interest) was 0.58.

     We may also incur additional indebtedness to fund our possible expansion into other areas of the LNG industry, for example in respect of our FSRU projects. Debt payments reduce our funds available for expansion into other parts of the LNG industry, working capital, capital expenditures and other purposes. In addition, our business is capital intensive and requires significant capital outlays that result in high fixed costs. We cannot assure investors that our existing and future contracts will provide revenues adequate to cover all of our fixed and variable costs.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have

     We are a Bermuda corporation. Our memorandum of association and Bye-laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law, a director generally owes a fiduciary duty only to the company; not to the company’s shareholder. Our shareholders may not have a direct course of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our Bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission except for an act or omission constituting fraud, dishonesty or illegality.

Because our offices and most of our assets are outside the United States, you may not be able to bring suit against us, or enforce a judgment obtained against us in the United States

     Our executive offices, administrative activities and assets are located outside the United States. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

We may have to pay tax on United States source income, which would reduce our earnings.

     Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

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     We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income. Therefore, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

     If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we, or our subsidiaries, could be subject for those years to an effective 4% United States federal income tax on the gross shipping income these companies derive during the year that are attributable to the transport or cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

     Terrorist attacks, such as the attacks that occurred in the United States on September 11, 2001, the bombings in Spain on March 11, 2004, the bombings in London on July 7, 2005, and the current conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of natural gas production and distribution, which could result in reduced demand for our services.

     In addition, LNG facilities, shipyards, vessels (including conventional LNG carriers and FSRUs), pipelines and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport LNG to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the production, storage, transportation or regasification of LNG to be shipped or processed by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

     Terrorist attacks, or the perception that LNG facilities, LNG carriers and FSRUs are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG to the United States and other countries. Concern that LNG facilities may be targeted for attack by terrorists has contributed to significant community and environmental resistance to the construction of a number of LNG facilities, primarily in North America. If a terrorist incident involving an LNG facility, LNG carrier or FSRU did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect construction of additional LNG facilities or FSRUs or the temporary or permanent closing of various LNG facilities or FSRUs currently in operation.

An increase in interest rates could materially and adversely affect our financial performance

     As of December 31, 2007, we had a total long-term debt and net capital lease obligations (net of restricted cash) outstanding of $1,012.5 million. As of March 31, 2008, we had a total long-term debt and net capital lease obligations of $1,114.5 million of which currently $989.5 million is exposed to a floating rate of interest. We also use interest rate swaps to manage interest rate risk. As of March 31, 2008, our interest rate swap arrangements effectively fix the interest rate exposure on $632.3 million of floating rate bank debt and capital lease obligation. If interest rates rise significantly, our results of operations could be materially and adversely affected. Increases and decreases in interest rates will affect the cost of floating rate debt but may also affect the mark-to-market valuation of interest rate swaps which will also affect our results. Additionally, to the extent that our lease obligations are secured by restricted cash deposits, our exposure to interest rate movements are hedged to a large extent. However, movements in interest rates may require us to place more cash into our restricted deposits and this could also materially and adversely affect our results of operations.

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Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

     Currency exchange rate fluctuations and currency devaluations could have an adverse effect on our results of operations from quarter to quarter. Historically our revenue has been generated in U.S. Dollars, but we incur capital, operating and administrative expenses in multiple currencies, including, among others, the British Pound and the Euro. If the U.S. Dollar weakens significantly, we would be required to convert more U.S. Dollars to other currencies to satisfy our obligations, which would cause us to have less cash available for distribution.

     We are exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. dollars, such as British pounds (GBP), in relation to our administrative office in the U.K., operating expenses incurred in a variety of foreign currencies and Euros and Singapore dollars, among others, in respect of our FSRU conversion contracts. If the U.S. dollar weakens significantly this could increase our expenses and therefore could have a negative effect to our financial results.

     Under the charters for the Golar Spirit and the Golar Winter, we will generate a portion of our revenues in Brazilian Reais. Income under these charters is split into two components. The component that relates to operating expenses (the minority) is paid in Brazilian Reais, whereas the capital component is paid in U.S. Dollars. We will incur some operating expenses in Brazilian Reais but we will also have to convert Brazilian Reais into other currencies, including U.S. Dollars, in order to pay the remaining operating expenses incurred in other currencies. If the Brazilian Real weakens significantly, we may not have sufficient Brazilian Reais to convert to other currencies to satisfy our obligations in respect of the operating expenses related to these charters, which would have a negative effect on our financial results and cash flows.

     We have entered into currency forward contracts or similar derivatives to mitigate our exposure to these foreign exchange rate fluctuations in respect of our capital commitments relating to our FSRU conversion contracts.

     Eight of our vessels are financed by U.K. tax leases, seven of which are denominated in British pounds. The majority of our British pound capital lease obligations are hedged by British pound cash deposits securing the lease obligations or by currency swap. However, these are not perfect hedges and a significant strengthening of the U.S. dollar could give rise to an increase in our financial expenses and could materially affect our financial results (see Item 11- Foreign currency risk).

We have invested $8.6 million in an Australian listed company, Liquefied Natural Gas Limited. We may lose some or all of this investment.

     The value of our investment in Liquefied Natural Gas Limited, or LNGL may be impacted by many factors, including LNGL’s future financial results, the general stock market movements in the Australian stock exchange and other events over which we have no control. We may lose some or all of our investment in LNGL.

We may not be able to obtain financing to fund our growth or our future capital expenditures, which could negatively impact our results of operations, financial condition and our ability to pay dividends.

     In order to fund future vessel acquisitions, increased working capital levels or capital expenditures, we may be required to use cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations may reduce the amount of cash available for dividend distributions. Our ability to obtain bank financing or to access the capital markets for any future debt or equity offerings may be limited by our financial condition at the time of such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for future vessel acquisitions or capital expenditures could impact our results of operations, financial condition and our ability to pay dividends. The issuance of additional equity securities would dilute your interest in our Company and reduce dividends payable to you. Even if we are successful in obtaining bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability pay dividends.

We are a holding company, and our ability to pay dividends will be limited by the value of investments we currently hold and by the distribution of funds from our subsidiaries.

     We are a holding company whose assets mainly comprise of equity interests in our subsidiaries and other quoted and non-quoted companies. As a result, should we decide to pay dividends we would be dependent on the performance of our operating subsidiaries and other investments. If we were not able to receive sufficient funds

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from our subsidiaries and other investments, including from the sale of our investment interests, we will not be able to pay dividends unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us.

Risks Related to the LNG Shipping Industry

The operation of LNG carriers and FSRUs is inherently risky, and an incident involving significant loss of or environmental consequences involving any of our vessels could harm our reputation and business.

     The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

  Marine disaster;

  Piracy;

  Environmental accidents; and

  Business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes, or adverse weather conditions.

     Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable LNG carrier operator.

     If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of earnings whilst these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations. If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows, weaken our financial condition and negatively affect our ability to pay dividends.

Decreases in charter rates for LNG carriers when we are seeking to re-deploy our vessels may adversely affect our earnings.

     Charter rates for LNG carriers fluctuate over time as a result of changes in the supply-demand balance relating to current and future LNG carrier capacity. This supply-demand relationship largely depends on a number of factors outside our control. The LNG market is closely connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in natural gas prices could adversely affect our charter business as well as our business opportunities. Our ability from time to time to charter or re-charter any vessel at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

     If we are in default on some kinds of obligations, such as those to our crew members, suppliers of goods and services to our vessels or shippers of cargo, these parties may be entitled to a maritime lien against one or more of our vessels. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. In a few jurisdictions, claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay to have the arrest lifted. Under some of our present charters, if the vessel is arrested or detained for as little as 14 days as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter.

The LNG transportation industry is competitive and we may not be able to compete successfully, which would adversely affect our earnings.

     The LNG transportation industry in which we operate is competitive, especially with respect to the negotiation of long-term charters. Competition arises primarily from other LNG carrier owners, some of whom have substantially greater resources than we do. Furthermore, new competitors with greater resources could enter the market for LNG carriers and FSRUs and operate larger fleets through consolidations, acquisitions, or the purchase of new vessels, and may be able to offer lower charter rates and more modern fleets. If we are not able to compete successfully, our earnings could be adversely affected. Competition may also prevent us from achieving our goal of profitably expanding into other areas of the LNG industry.

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Our vessels are required to trade globally and we must therefore conduct our operations in many parts of the world, and accordingly our vessels are exposed to international risks, which could reduce revenue or increase expenses.

     We conduct global operations and transport LNG from politically unstable regions. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism and other efforts to disrupt shipping. The terrorist attacks against targets in the United States on September 11, 2001, the military response by the United States and the conflict in Iraq may increase the likelihood of acts of terrorism worldwide. Acts of terrorism, regional hostilities or other political instability could affect LNG trade patterns and reduce our revenue or increase our expenses. Further, we could be forced to incur additional and unexpected costs in order to comply with changes in the laws or regulations of the nations in which our vessels operate. These additional costs could have a material adverse impact on our operating results, revenue, and costs.

Our insurance coverage may be insufficient to cover losses that may occur to our property or result from our operations.

     The operation of LNG carriers and FSRUs is inherently risky. Although we carry protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

     We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

     Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, upon renewal or expiration of our current policies, the insurance that may be available to us may be significantly more expensive than our existing coverage.

We may incur significant liability that would increase our expenses if any of our LNG carriers discharged fuel oil (bunkers) into the environment.

     International environmental conventions, laws and regulations, including United States’ federal laws, apply to our LNG carriers. If any of the vessels that we own or operate were to discharge fuel oil into the environment, we could face claims under these conventions, laws and regulations. We must also carry evidence of financial responsibility for our vessels under these regulations. United States law also permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and a number of states have enacted legislation providing for unlimited liability for oil spills.

Any future changes to the laws and regulations governing LNG carrier vessels could increase our expenses to remain in compliance.

     The laws of the nations where our vessels operate as well as international treaties and conventions regulate the production, storage, and transportation of LNG. Our operations are materially affected by these extensive and changing environmental protection laws and other regulations and international conventions, including those relating to equipping and operating our LNG carriers and FSRUs. We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures. While we believe that we comply with current regulations of the International Maritime Organization, or IMO, any future non-compliance could subject us to increased liability, lead to decreases in available insurance coverage for affected vessels and result in the denial of access to, or detention in, some ports. Furthermore, future United States federal and state laws and regulations as then in force, or future regulations

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adopted by the IMO, and any other future regulations, may limit our ability to do business or we may be forced to incur additional costs relating to such matters as LNG carrier construction, maintenance and inspection requirements, development of contingency plans for potential leakages and insurance coverage.

Growth of the LNG market may be limited by infrastructure constraints and community and political group resistance to new LNG infrastructure over concerns about environmental, safety and terrorism.

     A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure and related alternatives, including FSRUs, or disrupt of the supply of LNG, including:

  increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

  decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

  the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

  local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;

  any significant explosion, spill or similar incident involving an LNG facility, LNG carrier or FSRU; and

  labor or political unrest affecting existing or proposed areas of LNG production and regasification.

     We believe some of the proposals to expand existing or develop new LNG liquefaction and regasification facilities will be abandoned or significantly delayed due to the factors mentioned above. If the LNG supply chain is disrupted or does not continue to grow, or if a significant LNG explosion, spill or similar incident occurs, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Risks Related to our Common Shares

Our Chairman may have the ability to effectively control the outcome of significant corporate actions.

     John Fredriksen, our chairman, and his affiliated entities beneficially own 45.97% of our outstanding common shares. As a result, Mr. Fredriksen and his affiliated entities have the potential ability to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of all directors and other significant corporate actions.

Because we are a Bermuda corporation, you may have less recourse against us or our directors than shareholders of a U.S. company have against the directors of that U.S. Company.

     Because we are a Bermuda company the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders in other jurisdictions. Among these differences is a Bermuda law provision that permits a company to exempt a director from liability for any negligence, default, or breach of a fiduciary duty except for liability resulting directly from that director’s fraud or dishonesty. Our bye-laws provide that no director or officer shall be liable to us or our shareholders unless the director’s or officer’s liability results from that person’s fraud or dishonesty. Our bye-laws also require us to indemnify a director or officer against any losses incurred by that director or officer resulting from their negligence or breach of duty except where such losses are the result of fraud or dishonesty. Accordingly, we carry directors’ and officers’ insurance to protect against such a risk. In addition, under Bermuda law the directors of a Bermuda company owe their duties to that company, not to the shareholders. Bermuda law does not generally permit shareholders of a Bermuda company to bring an action for a wrongdoing against the company, but rather the company itself is generally the proper plaintiff in an action against the directors for a breach of their fiduciary duties. These provisions of Bermuda law

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and our bye-laws, as well as other provisions not discussed here, may differ from the law of jurisdictions with which investors may be more familiar and may substantially limit or prohibit shareholders ability to bring suit against our directors.

Investor confidence and the market price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

     We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to include in our annual report on Form 20-F, our management’s report on, and assessment of the effectiveness of, our internal controls over financial reporting. If we fail to maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock. We believe the ongoing costs of complying with these requirements may be substantial.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

     We are a LNG Shipping company formed on May 10, 2001 from our predecessor. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries. As of April 2008, our fleet consisted of 13 vessels. We lease eight LNG carriers under long-term financial leases, we owned four vessels and we own a 60% interest in the Golar Mazo through a joint arrangement with the Chinese Petroleum Corporation, the Taiwanese state oil and gas company. Five of our LNG carriers are currently contracted under long-term charters, two LNG carriers are currently contracted under short-term charters and three vessels are in medium term, five-year market related charter contracts with Shell. In addition, we have entered into three, 10 year charters for three of our LNG carriers upon the completion of their conversion for FSRU service. We expect delivery of these vessels in the second quarter of 2008, 2009 and 2010, respectively.

     We are incorporated under the laws of the Islands of Bermuda and maintain our principal executive headquarters at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda. Our telephone number at that address is (+1) 441-295-4705. Our principal administrative offices are located at 30 Marsh Wall, London, United Kingdom.

     Our business was originally founded in 1946 as Gotaas-Larsen Shipping Corporation. Gotaas-Larsen entered the LNG shipping business in 1970 and was acquired by Osprey Maritime Limited, then a Singapore listed publicly traded company, in 1997. In May 2001, World Shipholding Ltd., a company indirectly controlled by John Fredriksen, our chairman and president, completed an acquisition of Osprey, which was then delisted from the Singapore Stock Exchange. On May 21, 2001, we acquired the LNG shipping interests of Osprey. World Shipholding currently owns 45.97% of our issued and outstanding common shares.

     We listed on the Oslo Stock Exchange in July 2001 and on Nasdaq in December 2002.

     Since May 2001, our primary acquisitions and capital expenditures have been in connection with the construction of seven newbuildings. During the three years ended December 31, 2007, we have invested $382.0 million in our newbuildings, principally purchase installments and taken delivery of six vessels. In February 2007, we signed an agreement to sell our seventh newbuilding prior to its scheduled delivery in mid 2007 for proceeds of approximately $92.5 million. In April 2007, we were awarded contracts, by Petrobras, to convert Golar Winter and Golar Spirit into FSRUs. Both time charters are for a period of 10 years with an option to extend for up to a further five years. Employment of Golar Spirit is expected to commence during the second quarter of 2008 and the Golar Winter is expected to commence in the second quarter of 2009. Both vessels will need to undergo modifications before going on hire in Brazil. The Golar Spirit is currently at Keppel Shipyard in Singapore undergoing its conversion. In addition in January 2008 we completed the purchase of an LNG carrier from Shell.

     In the three years ended December 31, 2007, we have invested a total of $18.9 million to acquire interests in a number of companies, principally:

  In 2006, we purchased 23 million shares in Liquefied Natural Gas Limited, or LNGL, an Australian publicly listed company, for a consideration of $8.6 million, making us LNGL’s largest shareholder. As of December 31, 2007, we had a 16.97% interest.

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  In November 2006, we invested $5.0 million to purchase a 20% interest in OLT Offshore Toscana S.p.A, or OLT-O, an Italian unincorporated company involved in the construction, development, operation and maintenance of a Floating Storage Regasification Unit, or FSRU. As of December 31, 2007, we had a 16.4% interest.

     During 2007, we disposed of our entire interest in Korea Line Corporation, or Korea Line, a Korean shipping company listed on the Korean stock exchange, which we had acquired during 2003 and 2004 at a cost of $34.1 million, which resulted in an aggregate gain on disposal of $73.6 million.

B. Business Overview

     We are a leading independent owner and operator of liquid natural gas (or LNG) carriers. As of April 2008, we have a fleet of 13 LNG carriers, two of which are being retrofitted for floating storage and regasification unit service. We are seeking to further develop our business in other areas of the LNG supply chain other than shipping, in particular innovative marine based solutions such as FSRU’s and floating LNG production.

The Natural Gas Industry

     Natural gas is one of the world’s fastest growing energy sources and is likely to continue to be so for at least the next 20 years. Already responsible for approximately 20% of the world’s energy supply, the International Energy Agency, or IEA, projects that LNG will provide for around 45% of the global supply growth of natural gas between 2005 and 2010. According to the IEA, unprecedented growth in new gas fired power plants are expected to provide a substantial part of this incremental demand.

     The rate of growth of natural gas consumption has been almost twice that of oil consumption during the last decade. The primary factors contributing to the growth of natural gas demand include:

  Costs: Technological advances and economies of scale have lowered capital expenditure requirements.

  Environmental: Natural gas is a clean-burning fuel. It produces less carbon dioxide and other pollutants and particles per unit of energy production than coal, fuel oil and other common hydrocarbon fuel sources.

  Demand from Power Generation: According to the IEA, natural gas is the fastest growing fuel source for electricity generation worldwide accounting for around 30 - 40% of the total incremental growth in world-wide natural gas consumption.

  Market Deregulation: Deregulation of the gas and electric power industry in the United States, Europe and Japan, has resulted in new entrants and an increased market for natural gas.

  Significant Natural Gas Reserves: Approximately half of the world’s remaining hydrocarbon reserves are natural gas. As of January 1, 2007 reserves of natural gas were estimated at approximately 6 trillion cubic feet (tcf) or approximately 60 times the 100 tcf of natural gas produced worldwide in 2004.

  Emerging economies: Projected average increases in emerging economies consumption of natural gas of up to 4.1% per year up to 2025 are forecast by the IEA as compared to 2.3% per annum average growth for transitional economies and 0.6% per annum for mature economies.

The LNG Industry

Overview

     LNG is liquefied natural gas, produced by cooling natural gas to –163°C (-256° Fahrenheit), or just below the boiling point of LNG’s main constituent, methane. LNG is produced in liquefaction plants situated around the globe near gas deposits. In its liquefied state, LNG occupies approximately 1/600th the volume of its gaseous state. Liquefaction makes it possible to transport natural gas efficiently and safely by sea in specialized vessels known as LNG carriers. LNG is stored at atmospheric pressure in cryogenic tanks. LNG is converted back to natural gas in regasification plants by raising its temperature.

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     The first LNG project was developed in the mid-1960s and by the mid-1970s LNG had begun to play a larger role as energy companies developed remote gas reserves that could not be served by pipelines in a cost-efficient manner. The LNG industry is highly capital intensive and has historically been characterised by long-term contracts. The long-term charter of LNG carriers to carry the LNG is, and remains, an integral part of almost every project.

     From 2000, LNG consumption has shown sustained annual growth of approximately 8% per year. The Energy Information Administration of the United States Department of Energy forecasts annual growth of LNG imports into the United States through 2030 amounting to approximately 8-10% per year.

Production

     There are three major regional areas that supply LNG. These are (i) Southeast Asia, including Australia, Malaysia, Brunei and Indonesia, and under construction in Russia (ii) the Middle East, including Qatar, Oman and United Arab Emirates, with facilities under construction in Yemen, and (iii) the Atlantic Basin countries, including Algeria, Egypt, Equatorial Guinea, Libya, Nigeria, Norway and Trinidad with facilities under construction in Angola. For the first time, South America entered into the LNG industry when Peru decided to construct a LNG project last year. The expansion of existing LNG production facilities is one of the major sources of growth in LNG production and most projects with gas reserves available are considering growth of production.

Consumption

     The two major geographic areas that dominate worldwide consumption of LNG are East Asia; including Japan, which remains by far the biggest importer in the world, South Korea and Taiwan; and Europe, specifically Spain, France, Italy, Belgium and Turkey. East Asia currently accounts for approximately 60% of the global LNG market while Europe accounts for approximately 27%. In 2007, the United States accounted for approximately 9.25% of the global LNG market, an increase over 2007 of 7.2%.

     There are currently 16 LNG importing countries with more than 50 importing terminals. Japan and South Korea are currently the two largest importers of LNG, accounting for approximately 54% of the aggregate world LNG imports in 2007. Almost all natural gas consumption in Japan and South Korea is based on LNG imports.

     Seven LNG import terminals operate in the United States, namely; Lake Charles, Louisiana, Boston, Massachusetts, Elba Island, Georgia, Cove Point, Maryland, Freeport, Sabine pass and the offshore terminal, Gulf Gateway. In addition Costa Azul in Baja, California, Mexico provides gas to Southern California as well as North Eastern Gateway, which as of April 2008, is awaiting commissioning. Expansion plans exist for the Lake Charles (up to 1.8 bcf/day), Elba Island (up to 1.7 bcf/day) and Cove Point (1.8 bcf/day) facilities. In addition four new terminals have commenced construction with many more terminals under consideration. However, it is unlikely that the majority of these plants will be constructed, due to demand, cost and environmental restrictions.

The LNG Fleet

     As of the end of March 2008, the world LNG carrier fleet consisted of 266 LNG carriers with a total capacity of approximately 34 million cubic meters, or cbm. Currently there are orders for around 124 (of all sizes) new LNG carriers with expected delivery dates through to 2011.

     The current ‘standard’ size for LNG carriers is approximately 155,000 cbm, up from 125,000 cbm during the 1970’s. To assist with transportation unit cost reduction the average size of vessels is rising steadily and there are now firm orders for vessels of approximately 260,000 cbm. There are also some smaller LNG carriers, mainly built for dedicated short distance trades. The cost of LNG carriers has fluctuated from $280 million in the early 1990s to approximately $220 million currently for the current standard size depending on the mode of propulsion.

     LNG carriers are designed for an economic life of approximately 40 years. Therefore all but a very few of the LNG carriers built in the 1970s still actively trade. In recent contract renewals, LNG vessels have been placed under time charters with terms surpassing those vessels’ 40th anniversaries, which demonstrates the economic life for such older vessels. As a result, limited scrapping of LNG carriers has occurred or is likely to occur in the near future. In view of the fact that LNG is clean and non-corrosive when compared to other products such as oil and given that more has tended to be spent on maintenance of LNG vessels than oil tankers, the pressure to phase out older vessels has been much less than for crude oil tankers. We cannot, however, say that such pressure will not begin to build in the future.

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     While there are a number of different types of LNG vessels and “containment systems,” there are two dominant containment systems in use today:

  The Moss system was developed in the 1970s and uses free standing insulated spherical tanks supported at the equator by a continuous cylindrical skirt. In this system, the tank and the hull of the vessel are two separate structures.

  The Membrane system uses insulation built directly into the hull of the vessel, along with a membrane covering inside the tanks to maintain their integrity. In this system, the ship’s hull directly supports the pressure of the LNG cargo.

     Illustrations of these systems are included below:

Moss System	Membrane System

     Of the current LNG vessels, including newbuildings on order, 62% employ the membrane containment system, 35% employ the Moss system and the remaining 3% employ other systems. Approximately 80% of newbuilds on order have employed the membrane containment system, primarily because it most efficiently utilizes the entire volume of a ship’s hull.

     The maximum worldwide production capacity for LNG carriers is in the region of 40 ships a year after the rapid expansion of production facilities over the past five years, particularly in Korea. The actual output depends upon the relative cost of LNG ships to other vessels and the relative demand for both. The construction period for an LNG carrier is approximately 30-34 months. However, based on current yard availability, the earliest delivery date for a new LNG vessel ordered today is 2011. Any new project/trade with LNG vessel demand before then will have to rely on existing or ordered vessels until potential new orders can be delivered.

Offshore LNG Regasification Terminals

     There are approximately 62 LNG regasification terminals operating in 17 countries. High natural gas prices and global economic growth has stimulated growth in LNG production and trade, as well as the necessary expansion of regasification infrastructure. Many existing regasification terminals have considered or are currently in the process of capacity expansions. Global regasification capacity is expected to grow by more than twice the rate of LNG supplies to 2010 resulting in a structural surplus. Most of the LNG regasification terminals presently in operation, and most of those currently under development, are onshore facilities. Many of these terminals are in heavily populated regions and environmentally sensitive coastal areas, which face significant opposition from a range of government, community, and environmental groups. In many instances, this opposition has caused lengthy and costly delays in obtaining permits and the ultimate completion of these LNG regasification terminals. Additionally, when an importing region’s natural gas demand is seasonal, onshore regasification terminals are more likely to increase the average cost of LNG in periods of greater demand to financially compensate for when an onshore terminal sits underutilized during periods of low demand.

Floating/Offshore Regasification Terminals

     In response to the limitations and political difficulties faced by onshore terminals, many LNG importers around the world are exploring offshore LNG regasification terminals as a cost effective and politically attractive alternative to onshore facilities. Offshore terminals, which may be located several miles from the coast, store and regasify the LNG and send it onshore through a pipeline. As a result, such terminals do not require transporting LNG near highly populated areas and, in some cases, are not visible from the shore.

     Offshore terminals fall into two major classifications: gravity-based structures, or GBSs and FSRUs. Both offer advantages over an onshore development.

18     ANNUAL REPORT & ACCOUNTS 2007

     GBSs are permanent offshore structures, consisting of a large steel or concrete substructure resting on the seabed in water depths of less than 30 meters. The location and cost of GBS terminals are determined by a variety of factors including water depth, wave conditions, soil conditions and environmental requirements. Currently, there is a GBS presently under construction off the coast of Italy.

     FSRUs offer significant advantages to GBSs because they may be employed in virtually any water depth, greatly increasing the number of locations where they may operate. In contrast to onshore terminals and GBSs, FSRUs are mobile and may also be able to serve as a conventional LNG carrier during periods of low demand and underutilization. FSRUs are significantly faster to build and, in most cases, less expensive than equivalent onshore or GBS facilities. Finally, in regions with political unrest or terrorism, the offshore location and the mobility of the FSRU provides safety to the crew and cargo.

     FSRUs are disadvantaged to onshore terminals and GBSs because they generally have less storage and regasification capacity, may be dependent on favorable offshore marine and environmental conditions, and may require an offshore natural gas pipeline infrastructure to transport the gas to shore.

     The figure below depicts an FSRU.

     In general, FSRUs can be divided into four subcategories:

  permanently located offshore;

  permanently alongside (with LNG transfer being either directly ship to ship or over a jetty);

  shuttle carrier with regasification and discharge offshore (sometimes referred to as energy bridge); and

  shuttle carrier with alongside discharge.

     The unloading process used by FSRUs involves the vaporization of LNG and injection of natural gas directly into one or more pipelines. FSRUs employ a shell-and-tube vaporizer system that can operate in either open-loop and closed-loop modes. In the open-loop mode, seawater is pumped through the shell-and-tube system to provide the heat necessary to convert the LNG into vapor. In the closed-loop system, a natural gas-fired boiler is used to heat water circulated in a closed-loop through the shell-and-tube vaporizer and a steam heater. The impact on the environment differs for each mode of vaporization. The open-loop mode potentially impacts marine life because of the low temperature of water discharged in connection with the process, while closed-loop vaporization emits higher levels of carbon dioxide.

     Compared to onshore terminals, FSRUs and other offshore LNG solutions are in the early stages of commercialization. Several companies such as Golar and Exmar NV are actively pursuing and marketing FSRU terminals to LNG importers around the world. Golar is the first company to enter into an agreement for the long-term employment of a FSRU with a LNG importer (we entered into agreements with Petrobras for the employment of the Golar Spirit and the Golar Winter, which are expected to begin in the second quarter of 2008 and 2009, respectively). We believe several other LNG shipping companies are currently evaluating the costs and the technology of FSRUs, but none have entered the commercial market.

ANNUAL REPORT & ACCOUNTS 2007     19

     We believe, based on our discussions with a broad range of natural gas importers, LNG producers, trading companies and government authorities, that FSRUs will become an accepted means of LNG regasification and storage in the next five years, particularly in locations where political or environmental concerns may prevent onshore facilities or in locations where the demand for LNG is sporadic or seasonal.

Competition – LNG carriers and FSRU’s

     While the majority of the existing world LNG carrier fleet is employed on long-term charters, there is competition for the employment of vessels whose charters are expiring and for the employment of vessels currently under construction. Competition for long-term LNG charters is based primarily on price, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator. In addition, vessels coming off charter and newly constructed vessels may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less.

     While we believe that we are the only independent LNG carrier owner and operator that focus solely on LNG, other independent shipping companies also own and operate LNG carriers and have new vessels under construction. These companies include BW Gas ASA (Norway), Exmar S.A. (Belgium), Teekay LNG Partners, L.P and Höegh LNG. Three Japanese ship owning groups, Mitsui O.S.K. Lines, Nippon Yusen Kaisha and K Line, which traditionally provided LNG shipping services exclusively to Japanese LNG companies, are now aggressively competing in western markets. In addition, new competitors that have recently entered the LNG shipping market include Maran Navigation of Greece, A P Moller of Denmark, Overseas Shipholding Group of USA and Pronav ship management. There are other owners who may also attempt to participate in the LNG market if possible.

     In addition to independent LNG operators, some of the major oil and gas producers, including Royal Dutch Shell, BP Amoco, and BG own LNG carriers and are reported to have contracted for the construction of new LNG carriers. National gas and shipping companies also have large fleets of LNG vessels which have and will likely continue to expand. These include Malaysian International shipping Company, or MISC, National Gas Shipping Company (Abu Dhabi) and Qatar Gas Transport company, or Nikilat.

     FSRUs are in an early stage of their commercial development and thus there is less competition than the more mature commercial market of LNG carriers. However, interest in the sector is expected to increase. Currently, Golar, EXMAR, Höegh LNG and MISC Berhad are among the few companies actively competing for FSRU projects.

Our Business Strategy

     We are a leading independent owner and operator of LNG carriers, providing both traditional LNG transportation services and more recently mid-stream LNG floating storage and regasification unit (FSRU) solutions and services. We have over 30 years of LNG industry experience.

     Our strategy is to grow our business and to maximise returns to our shareholders whilst providing safe, reliable and efficient LNG shipping and FSRU services to our customers. We additionally seek to further diversify into other areas of the mid-stream LNG supply chain in order to enhance our margins.

     In respect of our shipping operations we intend to build on our relationships with existing customers and continue to develop new relationships. We aim to earn higher margins through maintaining strong service-based relationships combined with flexible and innovative LNG shipping solutions. We believe our customers will have the confidence to place their business with us on the basis that our core business is safe and reliable ship operation, while theirs is the profitable sale or purchase of LNG.

     We have recently chartered the World’s first LNG carriers to be converted to FSRU’s and intend to take advantage of our position in this relatively new market, as well as our LNG experience and our shipping assets to grow our FSRU business.

     In furtherance of our strategy to grow our business and maximise returns for our shareholders we are actively seeking opportunities to invest upstream and downstream in the LNG supply chain, where our shipping assets and our 30 + years of industry experience can add value. We believe we can achieve this aim while at the same time diversifying our sources of income and thereby strengthen the Company.

20     ANNUAL REPORT & ACCOUNTS 2007

     Currently, we are investing in both established LNG operations and technologies, and newly developing technologies, such as offshore regasification operations and floating LNG production. We expect to continue our focus on floating energy solutions and the provision of the associated shipping services as a major area for business development.

     Specific projects we are actively pursuing include the following:

  We have entered into time charter agreements with Petrobras in respect of the Golar Spirit and the Golar Winter and DUSUP in respect of the Golar Freeze, which requires the conversion of these vessels into FSRUs. All three FSRUs will be chartered by Petrobras or DUSUP for 10 year periods, with options to extend the charter for up to an additional five years. The charters will commence upon completion of the respective conversion, which we expect in the second quarters of 2008, 2009 and 2010, respectively. We are actively looking at several other similar project opportunities, which include the provision of technical marine and LNG expertise for other technically innovative projects.

  We have been working on an offshore regasification project near Livorno, Italy. A government decree approving the project was issued on February 23, 2006 and, in November 2006, we acquired a 20% share in the project development company. The project will use the Golar Frost as a floating terminal by installing regasification equipment on board the vessel and permanently mooring her off the coast of Italy. We have entered into a memorandum of agreement for the sale of the Golar Frost with the project company (Golar currently has a 16% ownership interest in the project company) and the project company has entered into a contract for the conversion of the vessel into a FSRU.

  We currently have a 14.8% ownership interest in TORP Technology AS, or TORP, which holds the rights to the “Hiload LNG Re-gasification Technology” developed by Remora Technology AS. TORP has applied for a permit to build an offshore LNG regasification terminal, to be located 60 miles off the Alabama coast.

  During the first quarter of 2006, we signed an agreement with LNGL, an Australian publicly listed company, to purchase 23 million of its common shares. As a result we are currently LNGL’s largest shareholder with a 16% holding. LNGL is a company focused on developing and connecting previously discovered but uncommercial gas reserves potential new energy markets. Aside from our anticipation that our investment will increase in value, we will also aim to tender for any shipping requirements LNGL might require in the future.

     We will consider the acquisition of new assets through third party acquisition or through newbuilding contracts to support our business expansion.

Our Competitive Strengths

     We believe we have established ourselves as a leading independent owner and operator of LNG ships. Listed below are what we believe to be our key competitive strengths:

  Operational excellence: We are an experienced and professional provider of LNG shipping that places value on operating to the highest industry standards of safety, reliability and environmental performance.

  Customer relationships: Our success is directly linked to the service and value we deliver to our customers. Our customers and partners include some of the biggest participants in the LNG market: BG Group, Pertamina, Royal Dutch Shell (Shell) and Petrobras.

  Secure cash flow: Eight of our existing thirteen ships are on, or are contracted to start, medium-term or long-term charters, which, provides a relatively secure and stable cash flow and a financial platform for us to grow and expand.

  LNG shipping experience: We have more than 30 years of experience of operating LNG ships. Our crewing activities are managed by three internationally recognized third party ship managers which all have access to a large pool of experienced LNG crew.

  Technical and Commercial experience and expertise: With our existing assets, extensive experience and significant technical and commercial expertise we are able to quickly take advantage of market opportunities as they arise and offer innovative solutions to our customers’ needs.

ANNUAL REPORT & ACCOUNTS 2007     21

  FSRU leadership position: We believe that our experience in converting the first FSRU from an LNG carrier provides us a first mover advantage in securing future FSRU opportunities.

  Relationship with the Fredriksen Group. We believe there are opportunities for meaningful operational and relationship-based synergies with members of the Fredriksen Group. For example, there are technical similarities between the floating production storage and offloading (FPSO) systems developed by Frontline Limited and the FSRU system developed by us which has enabled us to make use of a common pool of engineering talent. Furthermore, we have benefited in our dealings with shipbuilders and customers due to our affiliation with the Fredriksen Group.

     As discussed above we are considering strategic opportunities in other areas of the LNG industry. To the extent we do expand into new businesses, there can be no assurance that we will be able to compete successfully in those areas. Our new businesses may involve competitive factors that differ from those in the carriage of LNG and may include participants that have greater financial strength and capital resources than us.

Customers

     We receive a substantial majority of our revenue from long-term charter agreements with three customers, BG, Shell and Pertamina.

     Since 1989, we have chartered vessels to Pertamina. Our revenues from Pertamina were $37.2 million, $61.9 million and $63.7 million for the years ended 2007, 2006 and 2005, respectively, representing 16.6%, 25.8% and 37.3% of our revenues over the same period, respectively. Pertamina currently charters one vessel from us.

     Since 2000, we have chartered vessels to BG. Our revenues from BG were $84.9 million, $87.3 million and $87.5 million for the years ended 2007, 2006 and 2005, respectively, representing 37.8%, 36.4% and 51.2% of our revenues over the same period, respectively. BG currently charters four vessels from us.

     Since 2006, we have chartered vessels to Shell. Our revenues from Shell were $58.8 million, $43.6 million and $nil for the years ended 2007, 2006 and 2005, respectively, representing 26.2%, 18.2% and 0% of our revenues over the same period, respectively. We currently charter three vessels to Shell on five-year charters, which contain a variable charter hire rate which is tied to the spot market and two vessels on short-term charters. These agreements represent a significant extension of our relationship base and an important strategic link with Shell, who is one of the oldest and largest operators in the LNG market.

     We continue to develop relationships with other major players in the LNG world, evidenced by our recent agreements with Petrobras for two 10 year FSRU charters and DUSUP for one 10 year FSRU charter. Other commercial relationships we have developed include those with other customers Total, Suez, RasGas (Qatar), Petronet (India), Sonatrach (Algeria) and MISC (Malaysia).

Our Fleet

Current Fleet

     Our currently trading fleet (including the Golar Spirit) represents approximately 5.5% of the worldwide LNG carrier fleet (of vessels larger than 100,000 cbm) by number. As of April 2008, our fleet consists of 13 vessels. We lease eight LNG carriers under long-term financial leases, we own four vessels and we have a 60% interest in another LNG carrier through a joint arrangement with the Chinese Petroleum Corporation, the Taiwanese state oil and gas company.

22     ANNUAL REPORT & ACCOUNTS 2007

   The following table lists the LNG carriers in our current fleet:

						Current
	Year of	Capacity				Charter
Vessel Name	Delivery	cbm.	Flag	Type	Charterer	Expiration
Hilli	1975	125,000	UK	Moss	Chartered to BG until April	na
					2008 short-term charters
					thereafter
Gimi	1976	125,000	UK	Moss	BG	2010
Golar Freeze (1)	1977	125,000	UK	Moss	Chartered to BG until 2009.	2020
					Thereafter chartered to
					DUSUP upon the completion
					of the FSRU conversion
Khannur	1977	125,000	UK	Moss	BG	2011
Golar Spirit (1)	1981	128,000	MI	Moss	Chartered to Petrobras upon	2018
					the completion of the FSRU
					conversion
Golar Mazo (2)	2000	135,000	LIB	Moss	Pertamina	2017
Methane Princess	2003	138,000	UK	Membrane	BG	2024
Golar Winter (1)	2004	138,000	UK	Membrane	Chartered on short-term	2019
					charters until the vessel is
					converted for FSRU service.
					Chartered to Petrobras upon
					the completion of the FSRU
					conversion
Golar Frost (3)	2004	137,000	LIB	Moss	Short-term charters until	na
					completion of sale agreement
					in June/July 2008
Gracilis	2005	140,000	MI	Membrane	Shell	2011
Grandis	2006	145,700	IOM	Membrane	Shell	2011
Granosa	2006	145,700	MI	Membrane	Shell	2011
Granatina	2003	140,000	MI	Membrane	Shell	2008

Key to Flags:
LIB – Liberian, UK – United Kingdom, MI – Marshall Islands, IOM – Isle of Man

(1)	The Golar Spirit is currently being retrofitted for FSRU service, with delivery expected in the second quarter of 2008, upon which it will commence its 10-year charter with Petrobras. We have also entered into 10-year time charters with Petrobras for the Golar Winter and with DUSUP for the Golar Freeze. Delivery of the Golar Winter and the Golar Freeze for FSRU service and the commencement of the charters are expected to occur in the second quarters of 2009 and 2010, respectively.

(2)	We have a 60% ownership interest in the Golar Mazo with the remaining 40% owned by Chinese Petroleum Corporation.

(3)	We entered into a memorandum of agreement with OLT Offshore LNG Toscana to sell the Golar Frost for $231.0 million, which will operate in the spot market until its delivery into the “Livorno” project in mid 2008.

Newbuildings

     We have entered into newbuilding contracts for the delivery of seven LNG carriers since the beginning of 2001, six of which have already been delivered, the seventh newbuilding was expected to be delivered in June 2007. However, in February 2007, we entered into an agreement to sell this newbuilding, hull 2244, for gross consideration of $92.5 million, realizing a profit of $41.0 million. The sale was completed in March 2007.

     The selection of and investment in newbuildings is a key strategic decision for us. We believe that our experience in the shipping industry has equipped our Board and senior management with the ability to determine when to acquire options for newbuildings and when to order the construction of newbuildings and the scope of those constructions. Our Board and senior management have established relationships with several shipyards, and this has enabled us to access the currently limited shipyard slots to build LNG carriers.

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Our Charters

     Our vessels transport LNG from various facilities around the world. One of our vessels serves routes between Indonesia and Taiwan, while four are involved in the transportation of LNG from facilities in the Middle East, North Africa and Trinidad to ports principally in the United States and Europe but also Japan. Four of our vessels are currently operating on short-term charters or available for short-term charter and the final three vessels are under charter to Shell and operate worldwide.

     Five of our current LNG carriers are on long-term time charters to LNG producers while three of our vessels will be chartered on a long-term basis as FSRUs commencing in the second quarters of 2008, 2009 and 2010, respectively. These charters generally provide us with stable income and cash flows.

     Pertamina Charters. The Golar Mazo is chartered by Pertamina, the state-owned oil and gas company of Indonesia. The Golar Mazo, which we jointly own with the Chinese Petroleum Corporation, transports LNG from Indonesia to Taiwan under an 18-year time charter that expires at the end of 2017. In addition, during 2006 the Golar Spirit was employed on a 20-year time charter with Pertamina, this charter came to an end in November 2006. Pertamina has options to extend the Golar Mazo charter for two additional periods of five years each.

     Under the Pertamina charter, the operating and drydocking costs of the Golar Mazo are compensated by Pertamina on a cost pass-through basis. Pertamina also pay for hire of the vessel during scheduled drydockings up to a specified number of days for every two to three year period.

     BG Charters. BG, through its subsidiaries, charters four of our vessels on long-term time charters. These vessels, the Golar Freeze, Khannur, Gimi, and the Methane Princess each transport LNG from export facilities in the Middle East and Atlantic Basin nations to ports on the east coast of the United States, Europe and Japan. BG determines the trading routes of these vessels. In 2008, an agreement was reached with BG to revise the schedule of delivery of three of the vessels they have on charter. The Golar Freeze commenced a five–year charter with BG on March 31, 2003 but will now be redelivered to us in the third quarter of 2009. The charters for the Khannur and the Gimi will now expire in the first quarter of 2011 and the fourth quarter of 2010, respectively.

     Petrobras Charters: In 2007, we entered into agreements with Petrobras to employ the Golar Spirit and the Golar Winter, following their conversion to FSRUs. The Petrobras charters commence upon the delivery of each of the vessels, which we expect in the second quarters of 2008 and 2009, respectively. The time charter employment for these vessels is covered by two contracts, a time charter party covering hire of the vessel payable in United States dollars and an operating and services agreement payable in Brazilian Reals. These two agreements are interdependent and when combined have the same effect as the time charters for our LNG carriers. Petrobras have the option to purchase the vessel(s) after the second anniversary of delivery to Petrobras, they also have the option to terminate the charter after the fifth anniversary of delivery to Petrobras in consideration of a termination fee.

     In the event of the late delivery of the Golar Spirit, Petrobras have the right to receive liquidated damages. Liquidated damages will be calculated on a daily basis up to a maximum of 180 days after the scheduled delivery date.

     Delivery for the Golar Spirit and the Golar Winter is conditional upon certain performance requirements contained in the charter agreement. Petrobras must commence inspection within 30 days of delivery. If, either of the vessels do not meet the required performance requirements and we are unable to repair the defects within a reasonable period of time, Petrobras has the right to accept delivery of the vessel and either pay us a reduced charter hire rate or terminate the charter. If the vessel fails to pass the delivery tests, where such tests were commenced after the 30 day period, Petrobras may not terminate the charter and must allow us to make the requisite repairs. Acceptance of the vessel occurs where the vessel meets or exceeds the required performance levels, or Petrobras fails to commence inspection within 30 days of delivery.

     DUSUP Charter: In April 2008, we entered into a 10-year time charter agreement with DUSUP to employ the Golar Freeze, following its conversion to a FSRU. The charter is expected to commence upon delivery of the vessel, which is expected in the second quarter of 2010. DUSUP have an option to terminate the charter after the fifth anniversary of delivery to DUSUP upon payment of a termination fee.

     In the event of the late delivery of the Golar Freeze, DUSUP have the right to receive compensation in the form of a full pass through of any liquidated damages received by us from our suppliers, including the shipyard.

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     Shell Charters. Shell currently charters three of our vessels on five-year charters. The rates we earn from these charters are market related, and therefore variable. As with all our other charters we may suffer periods of off-hire when the vessel is unable to transport cargo, however there is also the possibility of periods when we will not receive charter hire, in the event that Shell have no requirement for a given vessel, in a given period and cannot sub-charter it to a third party. Although this structure effectively leaves the company open to market risk we believe that our utilisation rate (i.e. the number of days for which we are paid hire in any given period) may be improved. Shell’s international gas and LNG trading structures afford significantly more opportunity to create and sustain ongoing vessel utilisation than is available to a stand-alone shipping company.

     The five-year charter periods on the respective vessels commenced in January 2006 (Grandis), March 2006 (Gracilis) and June 2006 (Granosa), and are thus scheduled to terminate in 2011. However, Shell has termination rights throughout the charter period.

     We have also appointed Shell Transport and Shipping Company, or STASCO as our third party managers for these three vessels.

     Our charterers may suspend their payment obligations under the charter agreements for periods when the vessels are not able to transport cargo for various reasons. These periods, which are also called off-hire periods, may result from, among other causes, mechanical breakdown or other accidents, the inability of the crew to operate the vessel, the arrest or other detention of the vessel as the result of a claim against us, or the cancellation of the vessel’s class certification. The charters automatically terminate in the event of the loss of a vessel.

Charter Renewal Options

     Pertamina Charters. Pertamina has the option to extend the charter of the Golar Mazo for up to 10 years by exercising the right to extend for one or two additional five-year periods. Pertamina must give two years notice of any decision to extend. The revenue during the period of charter extension will be subject to adjustments based on our actual operating costs during the period of the extension.

     BG Charters. With the exception of the Golar Freeze charter, each of the BG charters, including the charter for the Methane Princess, is subject to outstanding options on the part of BG to extend those charters for two, five-year periods. The hire rates for Gimi will be increased from January 1, 2010 onwards and thereafter subject to adjustments based on escalation of 3% per annum of the operating costs of the vessel.

     Petrobras Charters: Petrobras has the option to extend the charter period for both vessels, the Golar Spirit and the Golar Winter for up to five years by exercising its right to extend for an initial two year term and then a further three year term.

     DUSUP Charter: DUSUP have the option to extend the charter of the Golar Freeze up to October 2025.

Golar Management (UK) Limited and Ship Management

     Subsidiaries of Golar Management (UK) Limited, or Golar Management, a wholly owned subsidiary of ours, operate eight of our vessels under long-term leases. Golar Management, which has offices in London and Oslo, also provides commercial, operational and technical support and supervision and accounting and treasury services to us.

     Prior to February 2005, Golar Management provided all services related to the management of our vessels other than some of our crewing activities. Since February 2005, Golar Management has subcontracted to three internationally recognized third party ship management companies the day-to-day vessel management activities including routine maintenance and repairs; arranging supply of stores and equipment; ensuring compliance with applicable regulations, including licensing and certification requirements and engagement and provision of qualified crews. Ultimate responsibility for the management of our vessels, however, remains with Golar Management.

     Our three third party ship managers are Thome Ship Management (Singapore), Wilhelmsen Ship Management (Oslo) and STASCO (London). Our decision to employ third party managers was primarily driven by our need to secure long-term high quality seafaring workforce for a growing fleet. We recognized that external ship management companies have access to larger pools of officers that can be trained to become LNG officers. With the expansion of the global LNG fleet, a shortage of well-qualified officers is considered a significant threat to operators in this shipping segment. Our decision was also influenced by our requirement to improve our technical teams’ geographic coverage, given our fleet trade worldwide, and to be able to take advantage of economies and efficiencies of scale afforded by these managers.

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Ship Maintenance

     We are focused on operating and maintaining our LNG carriers to the highest safety and industry standards and at the same time maximizing revenue from each vessel. It is our policy to have our crews perform planned maintenance on our vessels while underway, to reduce time required for repairs during drydocking. This will reduce the overall off-hire period required for dockings and repairs. Since we generally do not earn hire from a vessel while it is in drydock we believe that the additional revenue earned from reduced off-hire periods outweighs the expense of the additional crewmembers or subcontractors.

     An upgrading program to refurbish and modernize our 1970s built liquefied natural gas carriers was largely completed with the drydocking of Khannur in March 2005. The Hilli, Gimi, Khannur and Golar Freeze have now all been fitted with, among other things, modern cargo monitoring and control equipment. In addition these vessels are undergoing a ballast tank re-coating program while in service. The completion of the ballast tank refurbishing program has been delayed somewhat but we expect it will be completed by the end of 2008.

     We anticipate that the upgrading program will allow us to operate each of these vessels to their 40th anniversary and beyond that age if utilized in FSRU or storage service. We believe that the capital expenditure of this program will result in lower maintenance costs and improved performance in the future. We also believe this program has, and will, help us maintain our proven safety record and ability to meet customer expectations.

Insurance

     The operation of any vessel, including LNG carriers, has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries or hostilities. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

     We believe that our present insurance coverage is adequate to protect us against the accident related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage consistent with standard industry practice. However, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

     We have obtained hull and machinery insurance on all our vessels against marine and war risks, which include the risks of damage to our vessels, salvage or towing costs, and also insure against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we will be responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss of a vessel.

     We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 240 days. The number of deductible days varies from 14 days for the new ships to 30 days for the older ships, also depending on the type of damage; machinery or hull damage.

     Protection and indemnity insurance, which covers our third-party legal liabilities in connection with our shipping activities, is provided by a mutual protection and indemnity association, or P&I club. This includes third-party liability and other expenses related to the injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage, except for pollution, is unlimited.

     Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The thirteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $5.45 billion per accident or occurrence. We are a member

26     ANNUAL REPORT & ACCOUNTS 2007

of Gard and Skuld P&I Clubs. As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs’ claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I clubs have reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

Environmental and other Regulations

     Governmental and international agencies extensively regulate the handling and carriage of LNG. These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these regulations, or the impact that these regulations will have on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels. Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our operations, future non- compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

     A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent vessel inspections, include local port authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry, charterers, terminal operators and LNG producers.

     All our third party Ship Managers are certified to the International Standards Organization (ISO) Environmental Standard for the management of the significant environmental aspects associated with the ownership and operation of a fleet of liquefied natural gas carriers. This certification requires that the Company commit managerial resources to act on its environmental policy through an effective management system.

Regulation by the International Maritime Organization

     The International Maritime Organization (IMO) is a United Nations agency that provides international regulations affecting the practices of those in shipping and international maritime trade. The requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, govern our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Our Ship Managers each hold a Document of Compliance for operation of Gas Carriers.

     Vessels that transport gas, including LNG carriers, are also subject to regulation under the International Gas Carrier Code, or IGC, published by the IMO. The IGC provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Compliance with the IGC must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk. Each of our vessels is in compliance with the IGC and each of our newbuilding contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered. Non-compliance with the IGC or other applicable IMO regulations, may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

     The IMO also promulgates ongoing amendments to the international convention for the Safety of Life at Sea 1974 and its protocol of 1988, otherwise known as SOLAS. This provides rules for the construction of ships and regulations for their operation with respect to safety issues. It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System which is an international radio equipment and watchkeeping standard, afloat and at shore stations, and relates to the Treaty on the Standards of Training and Certification of Watchkeeping Officers, or STCW, also promulgated by IMO. Flag states, which have ratified the Convention and the Treaty generally, employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

ANNUAL REPORT & ACCOUNTS 2007     27

     In the wake of increased worldwide security concerns IMO did issue “The International Security Code for Ports and Ships” (ISPS). The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities. Our Ship Managers have developed Security Plans, appointed and trained Ship and Office Security Officers and all ships have been certified to meet the new ISPS Code.

Air Emissions

     On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600 m3 and above, which are delivered on or after August 1, 2010 including ships for which the building contract is entered into on or after August 1, 2007, or in the absence of a contract, which keel is laid on or after February 1, 2008.

     In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

     In February 2007, the United States proposed a series of amendments to Annex VI regarding particulate matter, NOx and SOx emission standards. The proposed emission program would reduce air pollution from ships by establishing a new tier of performance-based standards for diesel engines on all vessels and stringent emission requirements for ships that operate in coastal areas with air-quality problems. On June 28, 2007, the World Shipping Council announced its support for these amendments. If these amendments are implemented, we may incur costs to comply with the proposed standards.

     Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the Earth’s atmosphere. According to the IMO’s study of greenhouse gases emissions from the global shipping fleet, greenhouse emissions from ships are predicted to rise by 38% to 72% due to increased bunker consumption by 2020 if corrective measures are not implemented. Any passage of climate control legislation or other regulatory initiatives by the IMO or individual countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

Ballast Water Requirements

     The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping.

     The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings.

Environmental Regulation—OPA/CERCLA

     The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and clean up of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. While OPA and CERCLA would not

28     ANNUAL REPORT & ACCOUNTS 2007

apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

  natural resource damages and related assessment costs;

  real and personal property damages;

  net loss of taxes, royalties, rents, profits or earnings capacity;

  net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

  loss of subsistence use of natural resources.

     OPA and Coast Guard Maritime Transportation Act of 2006 (H.R. 889) limit the liability of responsible parties for vessels other than crude oil tankers to the greater of $950 per gross ton or $800,000 per vessel. These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or wilful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. This limit is subject to possible adjustment for inflation. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners’ responsibilities under these laws.

     CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. As with OPA, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or wilful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We anticipate that we will be in compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels will call.

     OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA/CERCLA. Each of our shipowning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center, three-year certificates of financial responsibility, supported by guarantees which we purchased from an insurance-based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted certificates of financial responsibility from the U.S. Coast Guard for each of our vessels that is required to have one.

Environmental Regulation—Other

     Most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. The European Union has proposed regulations, which, if adopted, may regulate the transmission, distribution, supply and storage of natural gas and LNG at land based facilities. It is not clear what form these regulations, if adopted, would take.

ANNUAL REPORT & ACCOUNTS 2007     29

Vessel Security Regulations

     Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

  on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

  the development of vessel security plans;

  ship identification number to be permanently marked on a vessel’s hull;

  a continuous synopsis record kept onboard showing a vessel’s history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

  to comply with flag state security certification requirements.

     We have implemented the various security measures addressed by SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

     Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of that particular class of vessel as laid down by that society.

     For maintenance of the class certificate, regular and extraordinary surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the shipowner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

     Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society, which is a member of the International Association of Classification Societies. All of our vessels have been certified as being “in class”. The Golar Mazo and the Granatina are certified by Lloyds Register, and our other vessels are each certified by Det norske Veritas, both are members of the International Association of Classification Societies.

In-House Inspections

     The ship managers carry out inspections of the ships on a regular basis; both at sea and while the vessels are in port, while we carry out inspection and ship audits to verify conformity with managers’ reports. The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance for our vessels and their systems.

30     ANNUAL REPORT & ACCOUNTS 2007

C. Organizational Structure

     As is customary in the shipping industry, we own, lease and operate our vessels, and our newbuildings while under construction, through separate subsidiaries. With the exception of the Golar Mazo, the Golar Frost, Gracilis, Granosa and the Granatina, we lease our vessels from lessors, who are all subsidiaries of U.K. Banks. We own the Golar Mazo in a joint arrangement with the Chinese Petroleum Corporation in which we own 60% and Chinese Petroleum owns the remaining 40% of the vessel owning company.

     The table below lists each of our significant subsidiaries, the subsidiaries’ purpose, or the vessel it owns, leases or operates, and its country of incorporation as of May 12, 2008. Unless otherwise indicated, we own 100% of each subsidiary.

Subsidiary	Jurisdiction of	Purpose
Incorporation
Golar Gas Holding Company Inc.	Republic of Marshall Islands	Holding Company and leases
four vessels
Golar Maritime (Asia) Inc.	Republic of Liberia	Holding Company
Gotaas-Larsen Shipping Corporation	Republic of Marshall Islands	Holding Company
Oxbow Holdings Inc.	British Virgin Islands	Holding Company
Faraway Maritime Shipping Company	Republic of Liberia	Owns Golar Mazo
(60% ownership)
Golar LNG 2215 Corporation	Republic of Marshall Islands	Leases Methane Princess
Golar LNG 1444 Corporation	Republic of Liberia	Owns Golar Frost
Golar LNG 1460 Corporation	Republic of Marshall Islands	Owns Gracilis
Golar LNG 2220 Corporation	Republic of Marshall Islands	Leases Golar Winter
Golar LNG 2234 Corporation	Republic of Liberia	Owns Granosa
Golar LNG 2226 Corporation	Republic of Marshall Islands	Leases Grandis
Golar LNG 2216 Corporation	Republic of Marshall Islands	Owns Granatina
Golar International Ltd.	Republic of Liberia	Vessel management
Gotaas-Larsen International Ltd.	Republic of Liberia	Vessel management
Golar Maritime Limited	Bermuda	Management company
Golar Management (UK) Limited	United Kingdom	Management company
Golar Freeze (UK) Limited	United Kingdom	Operates Golar Freeze
Golar Khannur (UK) Limited	United Kingdom	Operates Khannur
Golar Gimi (UK) Limited	United Kingdom	Operates Gimi
Golar Hilli (UK) Limited	United Kingdom	Operates Hilli
Golar Spirit (UK) Limited	United Kingdom	Operates and leases Golar Spirit
Golar 2215 (UK) Limited	United Kingdom	Operates Methane Princess
Golar Winter (UK) Limited	United Kingdom	Operates Golar Winter
Golar 2226 (UK) Limited	United Kingdom	Operates Grandis
Golar FSRU 1 Corporation	Republic of Marshall Islands	Contracted for the conversion of
the Golar Spirit to a FSRU
Golar FSRU 2 Corporation	Republic of Marshall Islands	Overseeing the conversion of the
Golar Freeze to a FSRU
Golar FSRU 3 Corporation	Republic of Marshall Islands	Overseeing the conversion of the
Golar Winter to a FSRU
Golar Offshore Toscana Limited	Cyprus	Holds investment in associate,
OLT Offshore LNG Toscana
S.p.A.
Golar Energy Limited	Cyprus	Holds the licence for the
construction of a floating power
station for the generation of
electricity.

ANNUAL REPORT & ACCOUNTS 2007     31

D. Property, Plant and Equipment

The Company’s Vessels

     For information on our fleet, please read “Item 4B Business Overview – Our Fleet”.

     We do not own any interest in real property. We sublease approximately 8,000 square feet of office space in London for our ship management operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview and Background

     The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes, and the other financial information included elsewhere in this document. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. Please read the “Cautionary Statement Regarding Forward Looking Statements” for more information. You should also review the “Risk Factors” for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements.

Current Business

Our Charters

     We generate revenues by chartering our LNG carriers to customers for a fixed period of time at rates that are generally fixed but may contain certain variable components, such as an inflation adjustment. The Golar Spirit, the Golar Winter and the Golar Freeze will generate revenues by providing floating storage regasification services beginning with the delivery of the first vessel in the second quarter of 2008.

     The term of our FSRU charters for the Golar Spirit, the Golar Winter and the Golar Freeze will be 10 years from commencement of operations (which we currently expect to occur in the second quarters of 2008, 2009 and 2010, respectively), subject to certain termination and purchase rights.

     Generally, under our current charters (including our FSRU charters), the rate we charge for our services, which we call the “hire rate” includes the following two cost components:

  Capital Component. The capital component of our time charters is usually fixed and is designed to: (i) repay a portion of the vessel’s purchase price (ii) provide a profit on our services rendered and (iii) provide a return on the capital invested.

  Operating Component. The operating component is usually variable. It is established at the beginning of the charter and then typically either escalates annually at a fixed percentage or fluctuates annually based on changes in a specified consumer price index. The operating component is intended to compensate us for (i) vessel operating expenses.

     Hire payments may be reduced if a LNG carrier or FSRU does not perform to certain of its technical specifications, such as if the average vessel speed falls below a guaranteed speed; or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount; or if there is a reduction in the output of the regasification unit. Historically, we have had few instances of hire rate reductions and none that have had a material impact on our operating results.

32     ANNUAL REPORT & ACCOUNTS 2007

     When the vessel is “off-hire”—or not available for service—the customer generally is not required to pay the hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

  operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

  our failure to maintain the vessel in compliance with its specifications and contractual standards; or to provide the required crew.

Our Fleet

     Our activities are currently focused on the chartering of our LNG carriers, modifying three of our LNG carriers in order for them to provide FSRU services and the development of LNG supply chain projects and potential investments, in particular further offshore regasification terminals. As of April 2008, our fleet consisted of 13 vessels. We leased eight LNG carriers under long-term financial leases, we owned four vessels and we own a 60% interest in the Golar Mazo through a joint arrangement with the Chinese Petroleum Corporation, the Taiwanese state oil and gas company. Five of our LNG carriers are currently contracted under long-term charters, two LNG carriers are currently contracted under short-term charters and three vessels are in medium term, five-year market related charter contracts with Shell. In addition, we have entered into three 10-year charters for three of our LNG carriers upon the completion of their retrofitting for FSRU service. We expect delivery of these vessels in the second quarters of 2008, 2009 and 2010, respectively.

LNG Carriers

     The following table summarizes our current long-term and medium-term charters for our LNG carriers, and their expirations and extension options, as of May 12, 2008:

				Current Charter	Charterer Extension
Vessel Name	Our Interest		Charterer	Expiration	Option Periods
Methane Princess	100%		BG Group	2024	Five years plus five years
Golar Mazo	60	%(1)	Pertamina	2017	Five years plus five years
Khannur	100%		BG Group	2011	Five years plus five years
Gimi	100%		BG Group	2010	Five years plus five years
Golar Freeze (2)	100%		BG Group	2009	None
Grandis	100%		Shell	2011	None
Gracilis	100%		Shell	2011	None
Granosa	100%		Shell	2011	None

(1)	Chinese Petroleum Corporation holds the remaining 40% interest in the Golar Mazo.

(2)	Following the end of its charter to BG in 2009, the Golar Freeze will be chartered to DUSUP upon the completion of its FSRU conversion.

     During 2007, three of our vessels, the Golar Winter, the Golar Frost and the Golar Spirit (following the end of its long-term charter with Pertamina in November 2006), operated on short-term charters in the spot market.

     In December of 2005, we entered into five-year time charters with Shell in respect of three of our vessels. The five-year charter periods on the respective vessels commenced in January 2006 (Grandis), March 2006 (Gracilis) and June 2006 (Granosa). The charter rates in respect of these vessels are market related and therefore variable. In the event that Shell does not employ the vessels for their own use, they will market the vessels for use by third parties. If Shell cannot find employment for these ships there could be periods where the vessels have commercial waiting time and do not earn revenues. The charter party agreements contain termination rights for Shell.

     In January 2008, we chartered in a newbuilding KSC#1588, for a two-year period from BP, commencing June 2008. In May 2008, this charter was cancelled due to a delay in the delivery time to us.

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FSRUs

     The following table provides information, as of May 12, 2008, about the Golar Spirit, the Golar Winter and the Golar Freeze.

	Expected			Post-Retrofit
	Retrofit	Our	Post-Retrofit	Charter	Charterer Extension
FSRU Vessel	Delivery (1)	Interest	Charterer	Expiration	Option Periods
Golar Spirit	June 2008	100%	Petrobras	2018	Three years
					plus two years
Golar Winter	Second	100%	Petrobras	2019	Three years
	Quarter of				plus two years
	2009
Golar Freeze	Second	100%	DUSUP	2020	October 2022 plus October
	Quarter of				2024 plus one year
	2010				extension exercisable at the
					end of the above periods

(1)	Expected delivery dates for the retrofit completions are based on current shipyard schedules.

     We expect to provide LNG floating storage and regasification services to Petrobras for the Golar Spirit under a Time Charter Party (or TCP) and Operation and Services Agreement (or OSA). These two agreements are interdependent and together have the same effect as the time charters for our LNG carriers. The Golar Spirit charter features hire, off-hire and termination provisions similar to those terms in the charters for our LNG carriers and also contains provisions giving Petrobras the option to purchase the Golar Spirit under certain circumstances after the second anniversary of the commencement date of the contract. The terms of the time charter for the Golar Winter are substantially similar to those of the Golar Spirit.

     In April 2008, we entered into a 10 year time charter agreement with DUSUP to provide LNG floating storage and regasification services in respect of the Golar Freeze, which is expected to commence in the second quarter of 2010. The Golar Freeze charter features hire, off-hire and termination provisions similar to those terms in the charters for our LNG carriers and also contains provisions giving DUSUP the option, upon payment of a fee, to terminate the charter after the fifth anniversary of the commencement date of the contract.

34     ANNUAL REPORT & ACCOUNTS 2007

Historical Employment of Our Fleet

     The following table sets out the employment of the LNG carriers now owned and/or operated by us during the years ended 2003 to 2007.

Vessel Name	2003 to 2007
Golar Mazo	Long-term time charter to Pertamina commenced on delivery in January 2000.
Golar Spirit	Long-term time charter to Pertamina, which ended in November 2006. Thereafter on a short-term charter until commencement of its retrofitting in October 2007. Periods of commercial waiting time between charters.
Khannur	Long-term time charter with BG from December 2000.
Golar Freeze	Medium-term time charter with BG from November 2000 and long-term time charter with BG from March 2003.
Gimi	Short-term charters until start of long-term time charter with BG in May 2001.
Hilli	Long-term time charter with BG from September 2000.
Methane Princess	Delivered in August 2003. Short-term charters until start of long-term time charter with BG in February 2004.
Golar Winter	Delivered in April 2004. Short-term charters during 2004 and within Exmar pooling arrangement in 2005. Short-term charters during 2006 and 2007. Periods of commercial waiting time between charters.
Golar Frost	Delivered in June 2004. Short-term charters during 2004 and within Exmar pooling arrangement in 2005. Short-term charters during 2006 and 2007. Periods of commercial waiting time between charters.
Gracilis	Delivered in January 2005. Short-term charters and part of Exmar pooling arrangement in 2005. Periods of commercial waiting time between charters. Charter with Shell (market rate) from March 2006.
Grandis	Commenced charter with Shell (market rate) on delivery in January 2006.
Granosa	Commenced charter with Shell (market rate) on delivery in June 2006.

Possible Future LNG Industry Business Activities

     We currently have two vessels not committed to contracts for the balance of 2008. One of these, the Golar Frost, is due to be sold in June 2008. Rates payable in this market may be uncertain and volatile. The supply and demand balance for LNG carriers is also uncertain. In the period from 2004, the excess supply of vessels over demand has negatively impacted our results and we expect this oversupply to continue during 2008. In addition we have in recent years observed a season trend in rates with the rates earned in the summer months depressed compared with winter rates but we cannot be sure of the future development. The earnings from our vessels on charter to Shell will also be impacted by the development of charter rates and demand in the spot market. These factors could also influence the results of operations from spot market activities and the Shell charters beyond 2008.

     All future possible LNG activities are also dependant on our management’s decisions regarding the utilization of our assets and structuring of the company. In the longer term, results of operations may also be affected by strategic decisions by management as opportunities arise to make investments in LNG logistics infrastructure facilities to secure access to markets as well as to take advantage of potential industry consolidation. Our management is currently considering various ways to maximise the value of our assets and projects under development. Options under consideration include, among others, transferring assets and/or projects to a separate entity, which may then seek a separate public listing.

     Since June 2002, we have been involved in an Italian offshore Floating Storage and Regasification project off the coast of Livorno. In February 2006, the project company OLT-O was advised that the government decree approving the terminal had been granted. In November 2006, we acquired 20% of shares in OLT-O, at a cost of $5 million. We currently hold a 16% interest in the company. In December 2007, we signed a memorandum of agreement with OLT-O for the sale of the Golar Frost, for $231 million, to be converted into a FSRU. In March 2008, OLT-O signed a contract with SAIPEM for the conversion of the Golar Frost at a cost of €390 million (approximately $607 million) and also signed an agreement with SNAM RETE Gas for the construction of the pipeline connecting the terminal to the national grid. OLT-O’s other shareholders are Group Iride 30.5%

ANNUAL REPORT & ACCOUNTS 2007     35

(subdivided between Iride Market 27.8% and ASA Livorno 2.7%), ENDESA Europe 30.5% and OLT Energy Tuscany joint stock corporation 23%. In January 2008, the Board of OLT-O agreed a capital increase of €200 million (approximately $311 million). The end date for shareholder equity contributions is June 2008. However, we are under no obligation to contribute, and as of May 12, 2008, we have not committed to any further contributions. However, we anticipate that our ultimate shareholding will be approximately 10%.

     In conjunction with Saipem S.p.A we have been developing the concept of a floating power generating plant (FPGP). The concept is based on the conversion of an existing LNG carrier by installing combined cycle gas turbine generators capable of producing around 240 megawatts of power, which is carried ashore via sub-sea cables. Although at an early stage of development we see this as a logical extension of the floating regasification and storage projects, as noted above, that we have been working on. The project has reached a significant milestone in 2007 with the regulatory authorities, CERA, awarding Golar Energy Ltd (a Cyprus based subsidiary of ours) a licence to construct and operate the 240 MW FPGP located some 4 miles off the coast of Cyprus at Vassilikos and a licence to operate and produce electricity. However, still pending is a licence to import, store and use the liquefied natural gas (LNG) required to fuel the FPGP and there is still considerable development work to be completed. The ultimate size and timing of our potential investment has yet to be determined.

     We own a 14.8% interest in TORP Technology AS, which we acquired in 2005 at a cost of $3 million. We also have an option to use 33.4% of the capacity of TORP’s offshore regasification terminal. TORP Technology holds the rights to the HiLoad LNG Re-gasification and is planning to build an offshore LNG regasification terminal, which could be operational within 24 – 36 months from a final investment decision. The HiLoad LNG Re-gasification unit is a floating L-shaped terminal that docks onto the LNG carrier using the patented friction based attachment system (rubber suction cups) creating no relative motion between the carrier and the terminal. The HiLoad LNG Re-gasification unit is equipped with standard regasification equipment (LNG loading arms, pumps and vaporizers) and can accommodate any LNG carrier. The terminal uses seawater for heating the LNG, saving fuel costs. On January 12, 2006, TORP Technology filed an application for a permit to build an offshore LNG regasification terminal, to be located 60 miles off the Alabama coast. In addition to work on the permitting process with the U.S Coast Guard, work is now underway marketing the terminal with the aim of securing long-term user agreements. The ultimate size of our potential investment has yet to be determined.

     In December 2005, we signed a shareholders’ agreement with The Egyptian Natural Gas Holding Company and HK Petroleum Services in respect of the setting up of a jointly owned company named Egyptian Company for Gas Services S.A.E., or ECGS for the development of hydrocarbon business and in particular LNG related business. We have expensed a total of $1 million as at December 31, 2007, in connection with this project as fees for the development of the framework for the project, the shareholders’ agreement and the setting up of the Company. Further fees of $1 million will be payable if and when the project company concludes a material commercial business transaction. ECGS was incorporated in November 2006 and will have an issued share capital of $10 million. Of this amount 10% was paid in March 2006 and a further 15% was paid in March 2008. Payment of the remaining value shall be made within three years of incorporation at dates to be decided by ECGS’s Board of Directors. We have 50% of the voting rights and a 45% economic interest in ECGS, but would take 50% of ECGS’s losses. The ultimate size of our potential investment has yet to be determined.

     In April 2006, we signed an agreement with LNGL, an Australian publicly listed company, to subscribe for 23 million of its shares in two tranches, at A$0.50 cents per share. We purchased the first tranche of 13.95 million shares in May 2006, at a cost of $5.1 million and the second tranche in June 2006, at a cost of $3.5 million. We currently hold a 16.0% interest in LNGL. LNGL is a company focused on developing LNG liquefaction projects acting as a link between previously discovered but uncommercial gas reserves and potential new energy markets. Aside from the anticipation that our investment as a shareholder in the company will increase in value, we will also aim to participate when judged appropriate at the project level, as a possible buyer of LNG and a provider of shipping requirements LNGL might require in the future.

     In September 2007, we signed two charters with Petrobras in respect of the Golar Spirit and the Golar Winter that are to be converted into FSRUs. In April 2008, we were awarded a time charter with Dubai Supply Authority Port Authority, or DUSUP for the Golar Freeze following its conversion into a FSRU. Delivery of these vessels is expected to occur in the second quarters of 2008, 2009 and 2010, respectively. We believe this will be an expanding area of our business which could lead to further vessel conversions to FSRUs.

36     ANNUAL REPORT & ACCOUNTS 2007

Factors Affecting the Comparability of Future Results

     Our historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

  The Golar Spirit, the Golar Winter and the Golar Freeze will be operated in a substantially different manner. Until November 2006, the Golar Spirit operated under a long-term time charter with Pertamina, which generated $25.5 million of total operating revenue for the year ended December 31, 2006. The Golar Spirit operated in the spot market under short-term time charters at significantly lower rates from November 2006 until October 2007. In October 2007, the Golar Spirit entered the shipyard to undergo retrofitting for FSRU service, which we expect will be completed in June 2008. While in the shipyard, the Golar Spirit will not generate any revenue. Upon delivery and acceptance by its charterer, the Golar Spirit will be operated as an FSRU under a 10-year time charter.

  The Golar Winter has operated in the spot market under short-term time charters since its delivery in 2004 and is expected to continue to do so until its entry into the shipyard for retrofitting for FSRU service, which is expected to be in October 2008. Again while in the shipyard the Golar Winter will not generate any revenue. In 2007, the Golar Winter generated $22.5 million of total operating revenue.

  The Golar Freeze has operated under a long-term charter with BG since 2003, which will expire in the third quarter of 2009. Following the end of its BG charter, it is expected to enter the shipyard for retrofitting for FSRU service in the fourth quarter of 2009. Upon delivery and acceptance by its charterer, the Golar Freeze will be operated as a FSRU under a 10-year time charter.

  We may retrofit other vessels for FSRU service in the future. Please see our discussion under “Possible Future LNG Industry Business Activities”.

  FSRU operating expenses will be higher than the operating expenses for LNG carriers and will increase our exposure to foreign exchange rates. Our historical operating expenses reflect the operation of the Golar Spirit and the Golar Winter as LNG carriers. Following the completion of their retrofitting as FSRUs, we expect to incur higher operating expenses on average with respect to their operation as FSRUs compared to conventional LNG vessels. We expect these increased operating expenses to be offset by increased charter hire revenues. In addition, the majority of our expenses and revenues have in the past been denominated in U.S. Dollars. Under the Petrobras charters, we will incur a portion of our expenses and receive a portion of our revenues in Brazilian Reais and, therefore, we expect to have increased exposure to foreign exchange rates.

  We expect continued inflationary pressure on crew costs. Due to the specialized nature of operating LNG carriers and FSRUs, the increase in size of the worldwide LNG carrier fleet and the limited pool of qualified officers, we believe that crewing and labor related costs will experience significant increases. In addition most of our officers will be paid in Euros commencing January 1, 2008 and so we will be exposed to foreign currency risk in the future.

  We expect to incur Brazilian taxes in connection with our operation of the FSRUs in Brazil. Our operation of the Golar Spirit and the Golar Winter will result in our being subject to Brazilian taxes on the revenue we receive under the operation and services agreement with Petrobras.

  Disposal of the Golar Frost to OLT Offshore LNG Toscana in 2008. We have signed a memorandum of agreement for the sale of the Golar Frost, for $231.0 million. The sale is expected to be completed in June 2008.

  Expansion of our fleet in 2008. This includes the acquisition of the Granatina from Shell in January 2008.

  Investment in projects. We are continuing to invest in and develop our various projects, the costs we have incurred historically may not be indicative of future costs.

ANNUAL REPORT & ACCOUNTS 2007     37

Factors Affecting Our Results of Operations

     We believe the principal factors that will affect our future results of operations include:

  the number of vessels in our fleet, including our ability to take delivery of the Golar Spirit the Golar Winter and the Golar Freeze on their scheduled delivery dates;

  whether Petrobras exercises its options to acquire the Golar Spirit or the Golar Winter and, if so, whether we can effectively redeploy the proceeds from any such exercise;

  whether DUSUP exercises its option to terminate the Golar Freeze charter upon payment of a termination fee.

  our ability to maintain good relationships with our five key existing customers (including Petrobras) and to increase the number of our customer relationships;

  increased demand for LNG shipping services, including floating storage and regasification services, and in connection with this is the underlying demand and supply for natural gas and specifically LNG;

  the success or failure of the LNG infrastructure projects that we are working on or may work on in the future;

  our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated, including the expiry of a long-term charter with BG, ending in April 2008;

  the effective and efficient technical management of our vessels;

  our ability to obtain and maintain major international energy company approvals and to satisfy their technical, health, safety and compliance standards; and

  economic, regulatory, political and governmental conditions that affect the shipping industry. This includes changes in the number of new LNG importing countries and regions and availability of surplus LNG from projects around the world, as well as structural LNG market changes allowing greater flexibility and enhanced competition with other energy sources.

     In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our combined results of operations. These factors include:

  the hire rate earned by our vessels and unscheduled off-hire days;

  non-utilization for vessels not subject to fixed rate charters;

  pension and share option expense;

  mark-to-market charges in interest rate and equity swaps;

  foreign currency exchange gains and losses;

  our access to capital required to acquire additional vessels and/or to implement our business strategy;

  the performance of our equity interests;

  increased crewing costs; and

  our level of debt and the related interest expense and amortization of principal.

     Please read “Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

     We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

     Total Operating Revenues. Total operating revenues refers to time charter revenues. We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenue during days when the vessel is off-hire, unless the charter agreement makes a specific exception.

38     ANNUAL REPORT & ACCOUNTS 2007

     Off-hire (Including Commercial Waiting Time). Our vessels may be out of service, that is, off-hire, for three main reasons: scheduled drydocking or special survey or maintenance, which we refer to as scheduled off-hire; days spent waiting for a charter, which we refer to as commercial waiting time; and unscheduled repairs or maintenance, which we refer to as unscheduled off-hire.

     Voyage Expenses. Voyage expenses, which are primarily fuel costs but which also include other costs such as port charges, are paid by our customers under our time charters. However, we may incur voyage related expenses during off-hire periods when positioning or repositioning vessels before or after the period of a time charter or before or after drydocking, which expenses will be payable by us. We also incur some voyage expenses, principally fuel costs, when our vessels are in periods of commercial waiting time.

     Time Charter Equivalent Earnings. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or “TCE.” For our time charters, this is calculated by dividing time charter revenues by the number of calendar days minus days for scheduled off-hire. Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage expenses, is included in the calculation of TCE. For shipping companies utilizing voyage charters (where the vessel owner pays voyage costs instead of the charterer), TCE is calculated by dividing voyage revenues, net of vessel voyage costs, by the number of calendar days minus days for scheduled off-hire. TCE is a non-GAAP financial measure. Please read “Selected Historical Financial Data—Non-GAAP Financial Measures” for a reconciliation of TCE to total operating revenues (TCE’s most directly comparable financial measure in accordance with GAAP).

     Vessel Operating Expenses. Vessel operating expenses include direct vessel operating costs associated with operating a vessel, such as crew wages, which are the most significant component, vessel supplies, routine repairs, maintenance, lubricating oils, insurance and management fees for the provision of commercial and technical management services.

     Depreciation and Amortization. Depreciation and amortization expense, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our ships, is related to the number of vessels we own or operate under long-term capital leases. We depreciate the cost of our owned vessels, less their estimated residual value, and amortize the amount of our capital lease assets over their estimated economic useful lives, on a straight-line basis. We amortize our deferred drydocking costs over two to five years based on each vessel’s next anticipated drydocking. Income derived from sale and subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets.

     Administrative Expenses. Administrative expenses are composed of general overhead, including personnel costs, legal and professional fees, costs associated with project development, property costs and other general administration expenses. Included within administrative expenses are pension and share option expenses. Pension expense refers to costs associated with the pension scheme we maintain for some of our office-based employees (the UK Scheme). Although this scheme is now closed to new entrants the cost of provision of this benefit will vary with the movement of actuarial variables and the value of the pension fund assets. Share option expense refers to the compensation cost for employee stock options granted in 2006 and later.

     Interest Expense and Interest Income. Interest expense depends on our overall level of borrowings and may significantly increase when we acquire or lease ships. During a newbuilding construction period, interest expense incurred is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits.

     Other Financial Items. Other financial items include financing fee arrangement costs, amortization of deferred financing costs, market valuation adjustments for interest rate swap derivatives and foreign exchange gains/losses. The market valuation adjustment for our interest rate derivatives may have a significant impact on our results of operations and financial position although it does not impact our liquidity. Foreign exchange gains or losses arise primarily due to the retranslation of our capital lease obligations and the cash deposits securing those obligations. Any gain or loss represents an unrealized gain or loss and will arise over time as a result of exchange rate movements. Our liquidity position will only be affected to the extent that we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations or if the leases are terminated.

ANNUAL REPORT & ACCOUNTS 2007     39

Inflation and Cost Increases

     Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and overhead, we do not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs. It is anticipated that insurance costs, which have risen over the last three years, will continue to rise over the next few years. LNG transportation is a specialized area and the number of vessels is increasing rapidly. Therefore, there will be an increased demand for qualified crew, which has and will continue to put inflationary pressure on crew costs. Only vessels on full cost pass through charters would be protected from any crew cost increases. The impact of these increases will be mitigated to some extent by the following provisions in our charters:

  The Golar Mazo’s charter provides for operating cost and insurance cost pass-throughs and so we will be protected from the impact of the vast majority of such increases.

  The Methane Princess’ charter provides that the operating cost component of the charter hire rate, established at the beginning of the charter, will increase by 3% per annum, except for insurance, which is covered at cost.

  Under the OSAs for both the Golar Spirit and the Golar Winter, the hire amounts will be payable in Brazilian Reais. The hire payable under the OSAs covers all vessel operating expenses, other than drydocking and insurance which are covered under the Time Charter Party. The hire amounts payable under the OSAs were established between the parties at the time the charter was entered into and will be increased based on a specified mix of consumer price and U.S. Dollar foreign exchange rate indices on an annual basis.

Results of Operations

     Our results for the years ended December 31, 2007, 2006 and 2005 were affected by several key factors:

  the delivery of three newbuildings, the Gracilis in January 2005, the Grandis in January 2006 and the Granosa in June 2006;

  the gain on disposal of our newbuilding DSME Hull 2244 to an unrelated third party, realizing a significant gain of $41 million;

  the disposal of our entire equity interest in Korea Line resulting in an aggregate gain on disposal of $73.6 million and corresponding decrease in its contribution to equity in net earnings of investees;

  our vessels not on long-term charters affected by commercial waiting time. During 2007, the Golar Frost, Golar Winter and the Golar Spirit all operated in the spot market. Also the three vessels on five-year charters with Shell; the Grandis, Gracilis and Granosa, (“Shell vessels”) are subject to variable (market) charter rates and commercial waiting. However, in March 2007, the Gracilis commenced a three-year sub charter at a fixed rate, as part of the Shell charter arrangement;

  lease finance and arrangements that we entered into;

  the movement in mark-to-market valuations of our derivative instruments;

  share options expense on options granted during 2006 and 2007; and

  restructuring expenses and project expenses.

     The impact of these factors is discussed in more detail below.

Year ended December 31, 2007, compared with the year ended December 31, 2006

Operating revenues, voyage expenses and average daily time charter equivalent

(in thousands of $)	2007	2006	Change	Change
Total operating revenues	224,674	239,697	(15,023)	(6%	)
Voyage expenses	(10,763)	(9,582)	1,181	12%

40     ANNUAL REPORT & ACCOUNTS 2007

     The decrease in total operating revenues in 2007 compared to 2006 can primarily be explained by the decrease in Golar Spirit’s earnings resulting from its operation in the spot market at lower charter rates and with a low level of utilization following the expiration of its long-term charter contract with Pertamina at the end of November 2006; offset by the increase in operating revenues arising from the addition of the Granosa to the fleet in June 2006 and a general improvement in the results of our vessels operating in the spot market (excluding the Golar Spirit) and Shell vessels.

     The Golar Spirit operated in the spot market until its entry into the shipyard for its FSRU retrofitting in October 2007 and is expected to be delivered in the second quarter of 2008. Consequently this restricted its available trading days and its ability to earn spot revenues in 2007. The total operating revenues generated by the Golar Spirit in 2007 and 2006 were $3.1 million and $28.7 million, respectively.

     Voyage expenses increased by $1.2 million in 2007 compared to 2006 principally as a result of fuel costs incurred by the Golar Spirit during its periods of commercial waiting time. While a vessel is on-hire, fuel costs are typically borne by the charterer, whereas during periods of commercial waiting time, fuel costs are borne by us.

	2007	2006	Change	Change
Calendar days less scheduled off-hire days	4,197	4,130	67	2%
Average daily TCE	$51,000	$55,700	$(4,700)	(8%	)

     Average daily TCE is calculated as $51,000 and $55,700 in 2007 and 2006, respectively. The decrease in average daily TCE can be explained by the reasons described above, primarily the lower utilization of the Golar Spirit following its operation on the spot market.

     The available trading days of the Golar Spirit in 2007 and 2006 was 273 and 344 days, respectively. Commercial waiting days in 2007 and 2006 were 79% and 0% of available trading days for this vessel, respectively.

Gain on sale of newbuilding

(in thousands of $)	2007	2006	Change	Change
Gain on sale of newbuilding	41,088	-	41,088	N/a

     In February 2007, we sold our newbuilding DSME Hull 2244 to an unrelated third party for gross consideration of $92.5 million, resulting in a gain on sale of $41.1 million.

Vessel Operating Expenses

(in thousands of $, except for average daily vessel operating costs)	2007	2006	Change	Change
Vessel operating expenses	52,986	44,490	8,496	19%
Average daily vessel operating costs	12,097	10,558	1,539	15%

     The increase in vessel operating expenses is mainly due to the addition of the Granosa to our fleet in June 2006 and the rising cost of recruiting and retaining officers for the fleet. With a continuing shortage of LNG officers, this has resulted in above inflation industry-wide crew pay awards in 2007 that has exceeded historical levels. This trend is expected to prevail. It should be noted that during its period of retrofitting vessel operating expenses for the Golar Spirit that are not attributable to the retrofitting have been charged to the consolidated statement of operations. The average daily operating expenses of our vessels for 2007 and 2006 were $12,097 and $10,558, respectively. Average daily vessel operating expenses are calculated by dividing vessel costs by the number of calendar days.

ANNUAL REPORT & ACCOUNTS 2007     41

Administrative Expenses

(in thousands of $)	2007	2006	Change	Change
Administrative expenses	18,645	13,657	4,988	37%

     The increase in administrative expenses in 2007 was mainly due to an increase of $3.2 million in the charge relating to employee share options, which increased from $2.8 million in 2006, to $6.0 million in 2007. The increase in the option charge is mainly the result of an additional 607,000 grants made in 2007 and a higher fair value attributed to the options granted, resulting principally from an improvement in our share price. As of December 31, 2007, there was $5.7 million of total unrecognized compensation cost related to nonvested outstanding share options, expected to be recognized over a weighted average period of 1.7 years. Please read item 18 – Consolidated Financial Statements: Note 29 – Share Capital and Share Options. In addition we incurred costs of $1.4 million (2006: $0.6 million) in respect of the various projects that we are developing and have expensed to administrative expenses. For the year ended December 31, 2007, this mainly related to the initial costs associated with the successful tenders for the Petrobras contracts to employ the Golar Spirit and Golar Winter as FSRU vessels.

Depreciation and Amortization

(in thousands of $)	2007	2006	Change	Change
Depreciation and amortization	60,163	56,822	3,341	6%

     Depreciation and amortization has increased mainly due to the addition of the Granosa to the fleet mid way through 2006, resulting in a full year’s charge in 2007. A further contributory factor was a significant increase in the amortization expense relating to the Golar Freeze. This was due to the Golar Freeze’s drydock in March 2007, which was brought forward from the original expected date of September 2007. The decision to bring forward the drydock occurred in early 2007 and therefore reduced the period over which the 2004 drydock costs were being amortized, which resulted in a higher amortization expense until its entry into drydock in March 2007.

Impairment of long-lived assets

(in thousands of $)	2007	2006	Change	Change
Impairment of long-lived assets	2,345	-	2,345	N/a

     The impairment charge of $2.3 million in 2007 relates to parts ordered for the FSRU conversion project that will not be required for the conversion of the Golar Spirit and therefore reflects a lower recoverable amount for these parts. The total cost of this equipment (excluding the impairment charge) is $19.6 million, of which only $14.4 million of costs had been incurred as at December 31, 2007.

42     ANNUAL REPORT & ACCOUNTS 2007

Net Financial Expenses

(in thousands of $)	2007	2006	Change	Change
Interest income from capital lease restricted cash deposits	47,944	36,891	11,053	30%
Other interest income	6,962	3,815	3,147	83%
Interest Income	54,906	40,706	14,200	35%

Capital lease interest expense	(60,690)	(50,375)	(10,315)	21%
Other debt related interest expense	(51,646)	(50,923)	(723)	1%
Interest Expense	(112,336)	(101,298)	(11,038)	11%

Mark-to-market adjustments for interest swap derivatives	(13,689)	5,921	(19,610)	331%
Net foreign currency adjustments for re-translation of
lease related balances and mark-to-market adjustments
for lease related currency swap derivatives	350	3,187	(2,837)	(89%	)
Mark-to-market adjustments for equity swap derivative
including gain on termination	7,438	(777)	8,215	(1,057%	)
Natural gas forward contract	386	2,045	(1,659)	(81%	)
Other	(2,647)	(1,940)	(707)	(36%	)
Other Financial Items, net	(8,162)	8,436	(16,598)	(197%	)

     The $11.1 million increase in lease deposit interest income in 2007 is primarily due to the combination of two factors: higher British Pound (“GBP”) LIBOR interest rates; and the effect of the appreciation of GBP against the U.S. dollar on interest income earned on our letters of credit (“LC”) deposits denominated in GBP.

     Capital lease interest expense increased from $50.4 million in 2006 compared to $60.7 million in 2007 as a result of higher GBP LIBOR interest rates and higher lease balances resulting from the retranslation of lease balances denominated in GBP to U.S. Dollars.

     Mark-to-market adjustments for interest swap derivatives resulted in a loss of $13.7 million in 2007 compared to a gain of $5.9 million in 2006. This is mainly due to the decline in long-term swap rates.

     Foreign exchange gains and losses arise as a result of the retranslation of our capital lease obligations, the cash deposits securing those obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease transaction. The gain in 2007 was mainly due to the continued depreciation of the U.S. dollar against British Pounds. Of the $0.4 million net foreign exchange gain in 2007, a gain of $2.7 million (2006: $20.8 million) arose in respect of the mark-to-market valuation of the currency swap representing the movement in the fair value. This swap hedges the currency risk arising from lease rentals due in respect of the Golar Winter GBP lease rental obligation, by translating GBP payments into U.S. dollar payments at a fixed GBP/USD exchange rate (i.e. Golar receives GBP and pays U.S. dollars). The gain arose due to the depreciation of the U.S dollar against the British Pound during the year and represents an unrealized gain. The loss on retranslation of the lease obligation in respect of the Golar Winter lease, which this swap hedges, was $2.7 million (2006: $20.1 million). This loss also represents an unrealized loss.

     In October 2005, we established a twelve month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the Bank of Nova Scotia, or BNS in connection with a share buy back scheme of ours as discussed further below under ‘Liquidity and Capital Resources – Derivatives’. In October 2006 this facility was extended for a further 12 months. The mark-to-market adjustment resulted in a gain of $7.4 million (2006: $0.8 million loss). In May 2007, we terminated this facility and bought back the related shares from BNS.

     During 2007 and 2006, we entered into forward contracts, which Arcadia Limited (“Arcadia”) executed on our behalf for the purpose of hedging our risk exposure to the risk of the movement in the natural gas effecting charter rates and for speculative purposes. In 2007 and 2006, the realized gain on termination of these natural gas forward contracts receivable from Arcadia was $0.4 million and $2.0 million, respectively. Arcadia is indirectly controlled by the Company’s chairman, John Fredriksen.

ANNUAL REPORT & ACCOUNTS 2007     43

     Other items represent, amongst other things, bank charges and the amortization of debt related expenses. The increase in 2007 is primarily due to the write-off of $0.4 million financing fees in 2007, as a result of the refinancing of the Gracilis loan in August 2007.

Minority Interest and Income Taxes

(in thousands of $)	2007	2006	Change	Change
Minority interest	6,547	7,049	(502)	(7%	)
Income taxes	(299)	1,257	(1,556)	(124%	)

     Minority interest, consisting of the 40% interest in the Golar Mazo, decreased as a result of lower net income from the Golar Mazo, in which we own a 60% interest. This decrease was mainly due to a loss on the mark-to-market movement of the Golar Mazo interest rate swap in 2007 compared to a gain in 2006.

     Income taxes relate primarily to the taxation of our U.K. based vessel operating companies. The decrease in income taxes from a $1.3 million charge in 2006 compared to a credit of $0.3 million in 2007 was mainly due to the utilization of Golar Spirit’s 2007 trading losses against its 2006 taxable profits and the group relief of losses against the current taxable profits of U.K. group companies. Furthermore income taxes are noticeably higher in 2006 compared to 2005 and earlier years. This was primarily due to the taxation of time charter income received from Pertamina relating to the drydocking of the Golar Spirit, which occurred during 2006. The income was received and taxed during the year, but the deductible expense (drydocking amortization) is spread over the period to the next drydock.

Equity in Net Earnings of Investees including Gain on Sale of Investee and Available-for-sale Securities

(in thousands of $)	2007	2006	Change	Change
Share of net earnings in Korea Line	14,922	17,360	(2,438)	(14%	)
Share of losses in other investees	(1,282)	(371)	(911)	246%
Equity in net earnings of investees	13,640	16,989	(3,349)	(20%	)

Gain on sale of available-for-sale securities	46,276	-	46,276	N/a

Gain on sale of investee	27,268	-	27,268	N/a

     Korea Line is a Korean Shipping company listed on the Korean Stock Exchange. From June 2004 to April 2007, we held a 21% interest in the company. In April 2007, we disposed of 1.1 million shares in Korea Line for a net gain of $27.3 million as presented in the line item “Gain on sale of investee”, which brought our interest down to 10%. Accordingly, as of the date of the disposal, we ceased to equity account for our share of Korea Line’s net earnings. Between May and June 2007, we disposed of the balance of our shareholding for a net gain of $46.3 million, which has been shown in the line caption “Gain on sale of available-for-sale securities”.

Net Income

     As a result of the foregoing, we earned net income of $136.2 million in 2007, increased from $71.7 million in 2006.

Year ended December 31, 2006, compared with the year ended December 31, 2005

Operating revenues, voyage expenses and average daily time charter equivalent

(in thousands of $, except for average daily time charter equivalent earnings )	2006	2005	Change	Change
Total operating revenues	239,697	171,042	68,655	40%
Voyage expenses	(9,582)	(4,594)	(4,988)	(109%	)

Average daily time charter equivalent earnings	55,700	46,200	9,500	21%

44     ANNUAL REPORT & ACCOUNTS 2007

     The increase in total operating revenues from 2005 to 2006 was primarily driven by two key factors. Firstly by additional vessels added to our fleet, generating additional revenue, and secondly stronger earnings from the spot market, most noticeably in the fourth quarter of 2006. The strength of the spot market was largely as a consequence of a reduced number of available LNG vessels, as a result of ships being used as “Floating Storage” for LNG traders seeking to take advantage of potential gains from trading both regional and seasonal price differentials. This reduced the number of vessels available in the spot market, which helped increase spot rates and improved utilization. However, a decline in rates and utilization is expected in the first half of 2007 as a result of a low level of available spot LNG cargos and an increase in the available number of ships following the release of vessels used for floating storage, together with additional uncommitted tonnage joining the LNG carrier fleet in 2007.

     The Grandis and the Granosa were additions to the fleet following their delivery from the shipyards in January 2006 and June 2006 respectively. The Gracilis was delivered in early January 2005. All three of these vessels operated under the Shell five-year charter arrangement, which for each vessel, commenced on the later of December 2005 or on delivery. The Golar Winter and Golar Frost operated on the spot market throughout 2005 and 2006. The Golar Spirit traded in the spot market following the end of its long-term charter with Pertamina in November 2006. The Golar Spirit entered the shipyard for conversion into a FSRU in October 2007, with delivery expected in the second quarter of 2008. Consequently this restricted its available trading days and ability to earn spot revenues in 2007. The available trading days from these vessels in 2006 and 2005 was therefore 2,024 and 1,455 days, respectively. Commercial waiting days were 303 for 2006 and 612 for 2005 or 15% and 42% of available trading days for these vessels, respectively. The total operating revenues generated by these vessels in 2006 were $115.5 million as compared to $48.2 million in 2005.

     Total operating revenues are also affected by the off-hire associated with scheduled drydockings which incur off-hire of somewhere between 15 and 60 days depending on the length of the required docking and the time it takes to get to the shipyard. One drydock took place in 2005 while there were two in 2006. Unscheduled off-hire for repairs was limited to a few days in both years.

     Under a time charter the charterer pays voyage costs. As soon as the time charter finishes or when the vessel is waiting for employment (commercial waiting time) these costs are payable by us. All our vessels operated under time charters albeit that some of these were for short periods of time. A significant portion of the 2006 cost was incurred against the three vessels (the Grandis, Granosa and the Gracilis) chartered to Shell with most of the remainder being incurred by the spot trading vessels, Golar Winter and Golar Frost. As mentioned above, the increase in voyage expenses can be attributed to the addition of the Grandis and Granosa to the fleet in 2006.

Vessel Operating Expenses

(in thousands of $, except for average daily vessel operating costs)	2006	2005	Change	Change
Vessel operating expenses	44,490	37,215	7,275	20%
Average daily vessel operating costs	10,558	10,210	348	3%

     The increase in vessel operating expenses reflects the addition of the Grandis and the Granosa to our fleet during 2006. Although it is generally cheaper to operate new ships than older ships, the fall in daily operating costs that would usually accompany a reduction in the average age of the fleet did not materialise in 2006. This is primarily due to the rising cost of recruiting Officers for the new ships and retaining Officers on the existing fleet. In the years ended December 31, 2006 and 2005, the average daily operating costs of our vessels were $10,558 and $10,210, respectively. Average daily vessel operating costs is calculated by dividing vessel costs by the number of calendar days.

     Our decision in February 2005, to reorganize our vessel management function by outsourcing day-to-day technical functions to third party managers has however, we believe, helped contain the rise in operating costs. At $10,558, the 2006 average operating cost per day is $1,242 lower than the 2004 pre-outsourcing equivalent, albeit with a younger fleet in 2006. Some of this reduction is due to savings in management related costs. Prior to the April 2005 reorganization we allocated an amount of overheads, onshore costs such as technical and operational staff support, information technology and legal, accounting and corporate costs attributable to vessel operations, to vessel operating expenses. Subsequent to the reorganization we no longer allocate overhead cost but rather

ANNUAL REPORT & ACCOUNTS 2007     45

incur third party management fees, which effectively represent the cost of a similar resource. The amount of overhead we allocated to vessel operating expenses in 2005 was $1,124 per vessel day. In 2006, the external management fees for our vessels amounts to a cost of $583 per vessel per day.

     On a like-for-like basis, technical and insurance costs are consistent with 2005, but crew costs have increased significantly and account for most of the 2006 increase. With a continuing shortage of LNG Officers, upward pressure on employment costs is expected to prevail through 2007 and beyond. Additionally, a developing shortage of Ratings is also likely to result in pay awards that exceed historical levels. Collectively, crew costs are anticipated to increase between 10 and 15 percent in 2007.

Administrative & Restructuring Expenses

(in thousands of $)	2006	2005	Change	Change
Administrative expenses	13,657	12,219	1,438	12%
Restructuring expenses	-	1,344	(1,344)	(100%	)

     The increase in administrative expenses in 2006 was mainly due to a charge of $2.8 million (2005: $nil) relating to employee stock options, which were granted in 2006; offset by the reduction in related project expenses. We incurred costs amounting to $0.6 million (2005: $2.2 million) in respect of the various projects that we are developing that we have expensed to administrative expenses. For the year ended December 31, 2006, these mainly related to the Cyprus FPGP project and the Livorno FSRU project.

     A significant proportion of our administrative expenses are incurred in GBP at our administrative office in London. Movements in the exchange rate of the US dollar against GBP will therefore impact our future administrative expenses. Consequently, the movement in the average exchange rate partly contributed to an increase in general administrative expenses in 2006.

     As noted above, the restructuring expense of $1.3 million in the prior year related to the outsourcing of our day-to-day technical functions to third party ship managers, which resulted in the loss of some of our staff in our London and Bilbao offices.

Depreciation and Amortization

(in thousands of $)	2006	2005	Change	Change
Depreciation and amortization	56,822	50,991	5,831	11%

     Depreciation and amortization has increased mainly due to the addition of the Grandis at the beginning of the year and the Granosa to the fleet mid way through 2006 as well as an increase in drydock amortization as a result of drydocks that took place in 2006 and 2005.

46     ANNUAL REPORT & ACCOUNTS 2007

Net Financial Expenses

(in thousands of $)	2006	2005	Change	Change
Interest income from capital lease restricted cash deposits	36,891	32,933	3,958	12%
Other interest income	3,815	2,720	1,095	40%
Interest Income	40,706	35,653	5,053	14%

Capital lease interest expense	(50,375)	(39,664)	(10,711)	(27%	)
Other debt related interest expense	(50,923)	(42,815)	(8,108)	(19%	)
Interest Expense	(101,298)	(82,479)	(18,819)	23%

Mark-to-market adjustments for interest swap derivatives	5,921	14,125	(8,204)	(58%	)
Net foreign currency adjustments for
re-translation of lease related balances and
mark-to-market adjustments for lease related
currency swap derivatives	3,187	(4,011)	7,198	179%
Mark-to-market adjustments for equity swap derivative	(777)	1,313	(2,090)	(159%	)
Natural gas forward contract	2,045	-	2,045	N/a
Other	(1,940)	(3,920)	1,980	51%
Other Financial Items, net	8,436	7,507	929	12%

     The increase in lease deposit interest income is mainly due to our higher lease deposits in 2006, as compared to 2005, as a result of the lease finance we entered into in respect of the Grandis. Other interest income has increased as a result of higher US dollar interest rates partly offset by slightly lower average cash holdings.

     Capital lease interest expense has increased as a result of higher interest rates together with the drawdown of the final installment of the Grandis lease (prior to delivery, interest was capitalized) on its delivery in January 2006. Whilst the leases we entered into during 2003 had cash deposits similar in amount to their respective lease obligation the Golar Winter lease (entered into in 2004) and the Grandis lease deposits partially securing their lease obligations are significantly less than the lease obligation themselves. Therefore the addition of the Golar Winter lease and the Grandis lease has had a bigger impact on lease interest expense than it has on lease deposit interest income.

     Debt interest has increased because of additional debt incurred during 2005 and 2006 and because of increased U.S dollar interest rates. Long-term and short-term debt obligations were $826.0 million as at December 31, 2005 and $876.0 million as at December 31, 2006. The increase is due to the addition of the $120.0 million Granosa loan in June 2006; offset by debt repayments of $69.0 million.

     Mark-to-market adjustments for interest swap derivatives resulted in a gain of $5.9 million in 2006. This is mainly due to the increase in long-term swap rates.

     Foreign exchange gains and losses arise as a result of the retranslation of our capital lease obligations, the cash deposits securing those obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease transaction. The gain in 2006 was mainly due to the depreciation of the US dollar against British Pounds and in 2005 the loss is mainly due to an appreciation of the US dollar against British Pounds. Of the $3.2 million net foreign exchange gain in 2006, a gain of $20.8 million (2005: $19.7 million loss) arose in respect of the mark-to-market valuation of the currency swap representing the movement in the fair value. This swap hedges the currency risk arising from lease rentals due in respect of the Golar Winter GBP lease rental obligation, by translating GBP payments into US dollar payments at a fixed GBP/USD exchange rate (i.e. Golar receives GBP and pays US dollars). The gain arose due to the depreciation of the U.S dollar against the British Pound during the year and represents an unrealised gain. The loss on retranslation of the lease obligation in respect of the Golar Winter lease which this swap hedges, was $20.1 million (2005: $18.5 million gain). This loss also represents an unrealized loss.

ANNUAL REPORT & ACCOUNTS 2007     47

     In October 2005, we established a twelve month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the Bank of Nova Scotia, or BNS in connection with a share buy back scheme of ours as discussed further below under ‘Liquidity and Capital Resources – Derivatives’. In October 2006 this facility was extended for a further twelve months. The mark-to-market adjustment resulted in a loss of $0.8 million in 2006 (2005: $1.4 million gain). In May 2007, we terminated this facility and bought back the related shares from BNS.

     In 2006, the Company entered into a forward contract, which Arcadia Limited (“Arcadia”) executed on our behalf, to hedge the natural gas commodity price prior to entering into a charter, the rate for which was partly dependent upon the price of natural gas. Having fixed the charter rate the contract was terminated, resulting in us recognizing a realized gain of $2.0 million in the period. Arcadia is indirectly controlled by the Company’s chairman, John Fredriksen.

     Other items represent, amongst other things, bank charges and the amortization of debt related expenses. The decrease in 2006 is primarily due to the write-off of $1.8 million financing fees in 2005, as a result of the refinancing of the Golar Gas Holdings loan in March 2005.

Minority Interest and Income Taxes

(in thousands of $)	2006	2005	Change	Change
Minority interest	7,049	8,505	(1,456)	(17%	)
Income taxes	1,257	818	439	54%

     Minority interest, consisting of the 40% interest in the Golar Mazo, decreased as a result of lower net income from the Golar Mazo, our 60% owning subsidiary company. This decrease was mainly due to a smaller gain on the mark-to-market movement of the Golar Mazo interest swap in 2006.

     Income taxes relate primarily to the taxation of our U.K. management operations and also U.K. based vessel operating companies we established subsequent to April 2003.

Equity in Net Earnings of Investees

(in thousands of $)	2006	2005	Change	Change
Share of net earnings in Korea Line	17,360	18,492	(1,132)	(6%	)
Share of losses in other investees	(371)	-	(371)	N/a
Equity in net earnings of investees	16,989	18,492	(1,503)	(8%	)

     Korea Line operates in the drybulk market, as well as operating some LNG vessels, and charters out its own vessels as well as chartered in vessels on short-term and long-term contracts. During the latter part of 2005 the drybulk market weakened, having had a strong first half in 2005, and this weakness continued into 2006. However, during 2006 and particularly during the fourth quarter (and moving into 2007) the drybulk market has strengthened significantly and Korea Line’s fourth quarter results were good. In April 2007, we disposed of 1.1 million shares in Korea Line, for proceeds of $77.9 million. As a result, as of the date of disposal we will no longer equity account for our share of Korea Line’s net earnings. Between May and June 2007, we disposed of the balance of our shareholding for $95 million.

     Our share of losses in other investees refers to our investments in LNGL, OLT-O and ECGS that we are accounting for under the equity method as discussed above under ‘Possible future activities’.

Net Income

     As a result of the foregoing, we earned net income of $71.7 million in 2006, increased from $34.5 million in 2005.

48     ANNUAL REPORT & ACCOUNTS 2007

B. Liquidity and Capital Resources

Liquidity

     We operate in a capital intensive industry and we have historically financed our purchase of LNG carriers and other capital expenditures through a combination of borrowings from and leasing arrangements with commercial banks, cash generated from operations and equity capital. Our liquidity requirements relate to servicing our debt, funding investments, including the equity portion of investments in vessels and investment in the development of our project portfolio, funding working capital and maintaining cash reserves against fluctuations in operating cash flows.

     Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British pounds. We have not made use of derivative instruments other than for interest rate and currency risk management purposes, except in the case of our equity swap and natural gas forward contracts, which are discussed further below under “Derivatives”.

     The majority of our revenues from our time charters are received monthly in advance. Inventory requirements, consisting primarily of fuel, lubricating oil and spare parts, are low due to fuel cost, which represents the majority of these costs, being paid for by the charterer under time charters. We believe our current resources are sufficient to meet our working capital requirements for our current business; however, the development of our project portfolio, in particular our FSRU conversion projects (in respect of initial capital outlays and loss of earnings of the vessel during modification) will result in increased working capital requirements. The financing of our projects is discussed further below.

     We may also require additional working capital in relation to our three vessels operating in the spot market depending on their employment and possibly in respect of the three ships we have chartered to Shell, as these charters are at market related rates.

     Based on results for the full year ended December 31, 2007, we declared a final cash dividend of $0.25 per share, representing a total cash payment of $16.9 million, paid during March 2008.

     In January 2008, we entered into a purchase agreement with Shell to acquire LNG carrier “Granatina”. This transaction was completed on January 14, 2008. In order to finance this acquisition we entered into a new $120 million loan facility, which we refer to as “the Granatina Facility” and is discussed in more detail below. In order to finance the equity portion of the acquisition, we successfully completed a directed equity offering of 3.2 million shares which raised net proceeds of $75.3 million in November 2007.

     The following table summarizes our cash flows from operating, investing and financing activities:

	Year Ended December 31,
(in millions of U.S.$)	2007	2006	2005
Net cash provided by operating activities	73.1	117.2	71.0
Net cash provided by (used in) investing activities	224.4	(269.0)	(213.2)
Net cash (used in) provided by financing activities	(168.4)	146.2	152.8
Net increase (decrease) in cash and cash equivalents	129.1	(5.6)	10.6
Cash and cash equivalents at beginning of year	56.6	62.2	51.6
Cash and cash equivalents at end of year	185.7	56.6	62.2

     In addition to our cash and cash equivalents noted above, as of December 31, 2007, 2006 and 2005, we had short-term restricted cash of $52.1 million, $52.3 million and $49.4 million, respectively, that represents balances retained on restricted accounts in accordance with certain lease and loan requirements, and for 2006 and 2005, certain requirements in respect of our equity swap. These balances act as security for and over time are used to repay lease and loan obligations. Our long-term restricted cash balances were $792.0 million, $778.2 million and $696.3 million as of December 31, 2007, 2006 and 2005, respectively. These balances act as security for our capital lease obligations and the majority is released over time in line with the repayment of our lease obligations.

     Cash generated from operations decreased in 2007 from 2006, primarily as a result of the decrease in the Golar Spirit’s earnings resulting from its operation in the spot market at lower charter rates and its lower utilization in 2007. Other contributory factors included the effect of higher crew costs and project expenses

ANNUAL REPORT & ACCOUNTS 2007     49

in 2007 compared to 2006. In 2006, cash generated from operations increased from 2005 primarily due to the addition of two vessels (the Grandis and Granosa) to the fleet and higher earnings from our vessels on the spot market arising from improved spot rates and higher utilization in 2006.

     Net cash provided by/used in investing activities has principally been in respect of our newbuilding program together with the funding of deposits to provide security for capital lease obligations. In 2007, net cash provided by investing activities was $224.4 million primarily due to the receipt of net proceeds from the disposal of our newbuilding DSME Hull 2244 amounting to $92.6 million and the piecemeal sale of our entire equity interest in Korea Line, which amounted to aggregate proceeds of $171.6 million. We paid installment and other related amounts, under our newbuilding program, of $1.1 million, $240.9 million and $140.0 million for 2007, 2006 and 2005, respectively. Our deposits made to provide security for capital lease obligations, net of disposals, amounted to net withdrawals of $0.4 million in 2007 and $2.2 million in 2006; and deposits of $64.4 million for 2005. The vast majority of the funds for these deposits came from related financing activities. In 2005 we invested $3.0 million in TORP technology. In 2006, we invested $8.6 million in LNGL, $5.0 million in OLT-O and $0.5 million in other investments. Our other investing cash flows relate to additions to vessels and equipment (including payments relating to our FSRU conversion), which amounted to $47.0 million, $16.7 million and $5.7 million for 2007, 2006 and 2005, respectively.

     Net cash provided by financing activities is principally generated from funds from new debt and lease finance offset by debt repayments. As noted above a proportion of our new debt and lease finance in 2005 was used to make deposits to provide security for the obligations.

     In 2007, we utilized borrowings in the amount of $120.0 million to refinance the Gracilis. We made total debt repayments of $180.7 million, of which $110.0 million related to the Gracilis refinancing. On the termination of the equity swap we received proceeds of $8.0 million. We bought back and subsequently cancelled 1,241,300 of our shares at a net cost of $22.8 million. We purchased an additional 400,000 of our shares at a cost of $8.2 million. As of December 31, 2007, these shares were all classified as treasury stock.

     During the year ended December 31, 2007, we paid cash dividends of $2.25 per common share, or a total of $145.8 million.

     In 2006, we utilized borrowings in the amount of $120.0 million in debt in relation to the Granosa and received proceeds of $103.0 million in respect of lease financing arrangements in relation to the Grandis. We made total debt repayments of $69.4 million in 2006.

     In 2005, we utilized borrowings in the aggregate of $420.0 million, of which $120.0 million related to the financing for the Gracilis and $300.0 million was in respect of the refinancing of an existing loan. We also received $44.8 million in respect of lease financing arrangements in relation to the Grandis, all of which was invested as a pre-delivery security deposit. We made debt repayments of $297.2 million in 2006, of which $242.2 million related to the refinancing of the new $300 million loan noted above. We also repurchased 50,000 of our shares during 2005 at a cost of $0.7 million.

Borrowing activities

Long-Term Debt

     The following is a summary of the Company’s long-term debt facilities. Refer to Note 26 to the Company’s audited Consolidated Financial Statements included herein for detail.

Mazo facility

     In November 1997, Osprey, our predecessor, entered into a secured loan facility of $214.5 million in respect of the vessel, the Golar Mazo. This facility, which we assumed from Osprey, bears floating rate interest of LIBOR plus a margin. The loan is repayable in bi-annual installments ending in June 2013. The debt agreement requires that certain cash balances, representing interest and principal payments for defined future periods, be held by the trust company during the period of the loan.

Golar Gas Holding facility

     In March 2005, we refinanced two existing loan facilities in respect of five of our vessels with a banking consortium. This new first priority loan, or Golar Gas Holding Facility, is for an amount of $300.0 million. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. The loan has

50     ANNUAL REPORT & ACCOUNTS 2007

a term of six years and is repayable in 24 quarterly installments and a final balloon payment of $79.4 million payable on April 14, 2011. The loan is secured by the assignment to the lending banks of a mortgage given to Golar Gas Holding Company Inc., a subsidiary of ours, by the lessor of the five vessels that are part of the Five Ship Leases.

Methane Princess facility

     In August 2003, we refinanced an existing loan in connection with a lease finance arrangement in respect of the newbuilding the Methane Princess. The new facility, which we refer to as the Methane Princess facility, is for $180.0 million and is repayable in monthly installments with a final balloon payment of $116.4 million payable in August 2015. It accrues a floating rate of interest of LIBOR plus a margin determined by reference to Standard and Poors, or S&P, rating of the Charterer (“BG”) from time to time. The margin could increase if the rating for the Charterer at any time fell below an S&P rating of “B”. The loan is secured by the assignment to the lending bank of a mortgage given to us by the lessor of the Methane Princess Lease.

Golar Frost facility

     In March 2004, we entered into a secured loan facility for an amount of $110.0 million, in respect of our newbuilding the Golar Frost, which we refer to as the Golar Frost facility. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. It is repayable in semi-annual installments together with a final balloon payment of $92.4 million due in June 2009, pursuant to the lending banks approval of an extension of the loan in June 2007. As noted above under ‘Possible future activities’ if the Livorno project goes ahead the Golar Frost will be sold into the project. The proceeds will then be used to settle the loan obligation.

New Gracilis facility

     In January 2005, we entered into a commercial loan agreement in the amount of $120.0 million for the purpose of financing newbuilding hull number 1460, the Gracilis. This facility was refinanced in August 2007. The refinanced New Gracilis facility is for an amount of $120.0 million. The total amount outstanding at the time of the refinancing was $110.0 million.

     Under the structure of the New Gracilis facility the bank loaned us funds of $120.0 million, which we then on-loaned to a newly created entity of the bank, (“Investor Bank”). With the proceeds, the Investor Bank then subscribed for preference shares in a Golar group company. Another Golar company issued a put option in respect of the preference shares. The effect of these transactions is that we are to pay out fixed preference dividends to the Investor Bank and the Investor Bank is required to pay fixed interest due on the loan from Golar to Investor Bank. The interest repayments to us by Investor Bank are contingent upon receipt of these preference dividends. In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages. Applying FASB Interpretation, Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R) (“FIN 46R”) to this arrangement, we have concluded that we are the primary beneficiary of Investor Bank and accordingly have consolidated it into our group. Accordingly, as of December 31, 2007, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank’s net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between Golar and the Investor Bank.

     The New Gracilis facility accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. The loan has a term of 10 years and is repayable in 39 quarterly installments with a final balloon payment of $71.0 million due on August 17, 2017. The loan is secured by a mortgage on this vessel.

Granosa facility

     In April 2006, we entered into a secured loan facility for an amount of $120.0 million, for the purpose of financing our newbuilding, the Granosa, which we refer to as the Granosa facility. The facility bears a floating rate of interest of LIBOR plus a margin, has an initial term of five years and is repayable in 20 quarterly installments, commencing in September 2006 and a final balloon payment of $92.6 million.

     This Granosa facility was refinanced in March 2008 to lower the margin and extend the term of the facility to December 2014.

ANNUAL REPORT & ACCOUNTS 2007     51

Granatina facility

     In January 2008 we entered into a secured loan facility for an amount of $120.0 million, for the purpose of financing a portion of the purchase of LNG carrier Granatina, which we refer to as the Granatina facility. The facility bears a floating rate of interest of LIBOR plus a margin, has an initial term of seven years and is repayable in 27 quarterly installments commencing April 2008, and a final balloon payment of $86.3 million.

     As of December 31, 2007, we had total long-term debt outstanding of $815.7 million, compared with $876.4 million and $825.7 million at December 31, 2006 and 2005, respectively.

     The outstanding debt of $815.7 million as of December 31, 2007, was repayable as follows:

Year ending December 31,
(in millions of U.S.$)
2008	80.0
2009	168.4
2010	77.1
2011	216.6
2012	35.7
2013 and thereafter	237.9
815.7

     The margins we pay under our current loan agreements are over and above LIBOR at a fixed or floating rate and currently range from 0.70% to 1.20%.

Capital Lease Obligations

     The following is a summary of the Company’s Capital Lease Obligations. Refer to Note 27 to the Company’s audited Consolidated Financial Statements included herein for detail.

Five Ship leases

     In April 2003, we entered into our first finance lease arrangement. We sold five, 100 percent owned subsidiaries to a financial institution in the United Kingdom (U.K.), which we refer to as the U.K. Lessor. The subsidiaries were established in Bermuda specifically to own and operate one LNG vessel as their sole asset. Subsequent to the sale of the five entities, we entered into 20-year leases in respect of each of the five vessels under five separate lease agreements, which we refer to as the Five Ship leases. Our obligation to the U.K. Lessor is primarily secured by letters of credit provided by other banks, which are themselves secured by cash deposits. Lease rentals are payable quarterly. At the end of each quarter the required value of the letters of credit to secure the present value of rentals due under the leases will be recalculated taking into account the rental payment due at the end of the quarter. The surplus funds, in our cash deposits securing the LC’s, released as a result of the reduction in the required LC amount are available to pay the lease rentals due at the end of the same quarter.

     The profiles of the Five Ship leases are such that the lease liability continues to increase until 2008 and thereafter decreases over the period to 2023 being the primary term of the leases. The value of deposits used to obtain letters of credit to secure the lease obligations as of December 31, 2007, was $545.5 million

Methane Princess lease

     In August 2003, we entered into our second finance lease arrangement. We novated the Methane Princess newbuilding contract prior to completion of construction and subsequently leased the vessel from the same financial institution in the U.K., which we refer to as the U.K. Lessor. Our obligation to the U.K. Lessor is primarily secured by a letter of credit provided by another bank, which is itself secured by a cash deposit. Lease rentals are payable quarterly. At the end of each quarter the required value of the letter of credit to secure the present value of rentals due under the lease will be recalculated taking into account the rental payment due at the end of the quarter. The surplus funds, in our cash deposits securing the LC, released as a result of the reduction in the required LC amount are available to pay the lease rentals due at the end of the same quarter.

     The profile of the Methane Princess lease is such that the lease liability continues to increase until 2014 and thereafter decreases over the period to 2034 being the primary term of the lease. The value of the deposit used to obtain a letter of credit to secure the lease obligation as of December 31, 2007, was $190.9 million.

52     ANNUAL REPORT & ACCOUNTS 2007

Golar Winter lease

     In April 2004, we signed a lease agreement in respect of our newbuilding the Golar Winter, to which we refer to as the Golar Winter lease, with another U.K. bank (the ‘Lessor’) for a primary period of 28 years. Under the agreement we received an amount of $166 million. Our obligations to the Lessor under the lease are secured by (inter alia) a letter of credit provided by another U.K. bank (the ‘LC Bank’). We deposited $39 million with the LC bank as security for the letter of credit at the same time we entered into the lease. The effective amount of net financing received is therefore $127 million before fees and expenses.

     The Golar Winter lease is denominated in British pounds while its cash deposit is denominated in USD. The value of the cash deposit used to obtain a letter of credit to partly secure the lease obligation in respect of the Golar Winter as of December 31, 2007, was $51.6 million. In May 2008, $37 million of this deposit was released to us in consideration of the additional security afforded to the lessor by the long-term time charter with Petrobras. In order to hedge the currency risk arising from the GBP lease rental obligation we have entered into a 28 year currency swap, to swap all lease rental payments into U.S. dollars at a fixed GBP/USD exchange rate, (i.e. Golar receives GBP and pays U.S. dollars).

Grandis lease

     In April 2005, we signed a lease agreement in respect of our newbuilding, the Grandis, to which we refer to as the Grandis lease, with another UK bank (the ‘Grandis Lessor’) for a primary period of 30 years. Under the agreement we received an amount of $150 million of which $47 million was received in April 2005 with the remainder received on delivery of the vessel in January 2006. Our obligations to the lessor under the lease are secured by (inter alia) a letter of credit provided by another UK bank. This letter of credit is secured by a cash deposit of $45 million, which we deposited at the same time as entering into the lease. The Grandis lease obligation and associated cash deposit are both denominated in USD. The effective amount of net financing is therefore $105 million, before fees and expenses.

     As at December 31, 2007, the Company is committed to make minimum rental payments under capital lease, as follows:

Year ending December 31,	Five ship	Methane	Golar	Grandis	Total
	Leases	Princess	Winter	Lease
		Lease	Lease
(in thousands of U.S.$)
2008	31,602	7,884	12,745	9,294	61,525
2009	31,969	8,226	12,745	9,294	62,234
2010	33,568	8,569	12,745	9,294	64,176
2011	35,246	8,916	12,745	9,294	66,201
2012	37,008	9,259	12,745	9,294	68,306
2013 and thereafter	751,838	362,914	248,531	230,513	1,593,796
Total minimum lease payments	921,231	405,768	312,256	276,983	1,916,238
Less: Imputed interest	(392,241)	(220,523)	(144,421)	(129,289)	(886,474)
Present value of minimum lease payments	528,990	185,245	167,835	147,694	1,029,764

     For all our leases other than the Grandis lease, lease rentals include an interest element that is accrued at a rate based upon GBP LIBOR. In relation to the Winter Lease, we have converted our GBP LIBOR interest obligation to USD LIBOR by entering into the cross currency swap referred to above. We receive interest income on our restricted cash deposits at a rate based upon GBP LIBOR for the Five Ship leases and the Methane Princess lease, and based upon USD LIBOR for the Winter lease. Our lease obligation in respect of the Grandis and the associated cash deposit are denominated in USD. Seven of our leases are therefore denominated in British pounds. The majority of this British pound capital lease obligation is hedged by British pound cash deposits securing the lease obligations or by currency swap. This is not however a perfect hedge and so the movement in currency exchange rate between the U.S. dollar and the British pound will affect our results (see Item 11- Foreign currency risk).

     In the event of any adverse tax rate changes or rulings, or in the event of a termination, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received, together with the fees that were financed in connection with our lease financing transactions, post

ANNUAL REPORT & ACCOUNTS 2007     53

additional security or make additional payments to our lessors which would increase the obligations noted above. The upfront benefits we have received equates to the cash inflow we received in connection with the six leases we entered into during 2003 (in total approximately £41 million British pounds).

Debt and lease restrictions

     Our existing financing agreements (debt and leases) impose operating and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, transfer funds from subsidiary companies to us, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders and lessors. In addition, our lenders and lessors may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements. Various debt and lease agreements of the Company contain covenants that require compliance with certain financial ratios. Such ratios include equity ratios, working capital ratios and earnings to net debt ratio covenants, minimum net worth covenants, minimum value clauses, and minimum free cash restrictions in respect of our subsidiaries and us. With regards to cash restrictions we have covenanted to maintain at least $25 million of cash and cash equivalents on a consolidated group basis.

     As of December 31, 2007, 2006 and 2005, we complied with all covenants of our various debt and lease agreements.

     In addition to mortgage security, some of our debt is also collateralized through pledges of shares by guarantor subsidiaries of Golar.

Derivatives

     We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates. We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates. We also enter into derivative instruments for trading purposes, in order to manage our exposure to the risk of movements in the price of natural gas, which can impact our charter rates, and to some extent for speculative purposes. As at December 31, 2007, our interest rate swap agreements effectively fixed our floating interest rate exposure on $434.3 million of floating rate debt. Our swap agreements have expiry dates between 2009 and 2015 and have fixed rates of between 3.92% and 6.43%.

     As noted above (see ‘Golar Winter lease’) we have entered into a currency swap to hedge an exposure to British pounds in respect of the Golar Winter Lease.

     In October 2005, we established a facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with Bank Nova Scotia (“BNS”) in connection with a share buy back scheme of ours, whereby BNS may acquire an amount of shares up to a maximum of 3.2 million in us during the accumulation period, and we carry the risk of fluctuations in the share price of those acquired shares. BNS is compensated at their cost of funding plus a margin. In October 2006, this facility was extended by a further twelve months. In May 2007, we terminated this facility and bought back and cancelled the 1,241,300 underlying shares at a net cost of $14.8 million.

     In January 2008, we entered into a new equity swap line with Nordea Bank of Finland PLC (“Nordea”), for a term of six months. The new swap line allows Nordea to acquire an amount of shares up to a maximum of 1.0 million in us during the accumulation period, and we carry the risk of fluctuations in the share price of those acquired shares. Nordea is compensated at their cost of funding plus a margin. By May 12, 2008, a total of 300,000 shares had been purchased under this scheme.

     We enter into natural gas forward contracts and futures for trading purposes in order to manage our exposure to the risk of movements in the spot and future price of natural gas in particular where this could impact our charter rates, and to some extent for speculative purposes. During 2007 and 2006, the Company entered into forward contracts, which Arcadia executed on our behalf, for the purpose of hedging our risk exposure to the risk of the movement in the price of natural gas effecting charter rates and for speculative purposes. In the years ended December 31, 2007 and 2006, the realized gain on termination of these natural gas forward contracts receivable from Arcadia was $2.0 million and $0.4 million, respectively.

54     ANNUAL REPORT & ACCOUNTS 2007

     We enter into foreign currency forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. We are affected by foreign currency fluctuations primarily through our FSRU projects, expenditure in respect of our ships drydocking, some operating expenses and the administrative costs of our UK office. The main currencies which impact us the most include, but are not limited to, Euros, Norwegian Krone, Singaporean dollars and, to a lesser extent, British pounds.

     In the future we will be further affected by the fact that our seafaring officers will be paid in euros from 2008 and in respect of our agreements with Petrobras.

Capital Commitments

Vessel Purchase

     As of December 31, 2007, we entered into an agreement to purchase a LNG vessel from Shell for consideration of $185 million and the charter back of the vessel to Shell until December 2008. Delivery and payment for the vessel occurred on January 14, 2008.

Vessel Conversion

     As of December 31, 2007, we had a contract with Keppel Shipyard for the conversion of the Golar Spirit into a FSRU and had separately ordered equipment for the conversion of the Golar Spirit and the Golar Winter. In addition since December 31, 2007, we have entered into further contracts with other suppliers for equipment in respect of the conversion of the Golar Winter and the Golar Freeze.

     As of May 12, 2008 and December 31, 2007, the estimated timing of the remaining commitments under our present contracts in connection with these conversions is:

(in millions of U.S. $)	May 12, 2008	December 31, 2007
2008	48.8	74.6
2009	19.8	1.0
	68.6	75.6

     In September 2007 and April 2008, we entered into time charter agreements with Petrobras for the Golar Winter and DUSUP for the Golar Freeze, respectively, which require the conversion of these vessels into FSRUs. Accordingly, as of December 31, 2007 and May 12, 2008, we are committed to incurring costs in connection with the retrofitting of these vessels into FSRUs. As of these dates, included above are amounts related to orders placed for equipment in connection with these retrofittings. However, as we have yet to enter into contracts representing the bulk of the costs and the timing and the amount of any remaining cash payment in connection with both these retrofittings are uncertain, these liabilities have been excluded from the above table.

Critical Accounting Estimates

     The preparation of the Company’s financial statements in accordance with U.S GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by the Company that are considered to involve a higher degree of judgement in their application. See Item 18 – Consolidated Financial Statements: Note 2 – Summary of Significant Accounting Policies.

Vessels and impairment

     Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our vessels’ carrying amounts, we must make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value. We estimate those future cash flows based on the existing service potential of our vessels, which on average for our fleet extends over a 26-year period. We have assumed that we will be able to renew our time charter contracts at their existing or lower rates rather than at escalated rates, and that the costs of operating those vessels reflects our average operating costs experienced historically. Factors we consider important which could affect recoverability and trigger impairment include significant underperformance relative to expected operating results and significant negative industry or economic trends.

ANNUAL REPORT & ACCOUNTS 2007     55

     We follow a traditional present value approach, whereby a single set of future cash flows is estimated. If the carrying value of a vessel were to exceed the undiscounted future cash flows, we would write the vessel down to its fair value, which is calculated by using a risk-adjusted rate of interest. We believe that the carrying value of many of our vessels is below their fair value because we allocated negative goodwill to certain vessels associated with our acquisition from Osprey. Since inception, our vessels have not been impaired. However, an impairment charge of $2.3 million was recognized in 2007, in respect of parts ordered for the FSRU conversion project that will not now be required for the conversion of the Golar Spirit. Refer to Note 7 to the Company’s audited Consolidated Financial Statements included herein for detail.

Time Charters

     We account for time charters of vessels to our customers as operating leases and record the customers’ lease payments as time charter revenues. We evaluate each contract to determine whether or not the time charter should be treated as an operating or capital lease, which involves estimates about our vessels’ remaining economic useful lives, the fair value of our vessels, the likelihood of a lessee renewal or extension, incremental borrowing rates and other factors.

     Our estimate of the remaining economic useful lives of our vessels is based on the common life expectancy applied to similar vessels in the LNG shipping industry. The fair value of our vessels is derived from our estimate of expected present value, and is also benchmarked against open market values considering the point of view of a potential buyer. The likelihood of a lessee renewal or extension is based on current and projected demand and prices for similar vessels, which is based on our knowledge of trends in the industry, historic experience with customers in addition to knowledge of our customers’ requirements. The incremental borrowing rate we use to discount expected lease payments and time charter revenues are based on the rates at the time of entering into the agreement.

     A change in our estimates might impact the evaluation of our time charters, and require that we classify our time charters as capital leases, which would include recording an asset similar to a loan receivable and removing the vessel from our balance sheet. The lease payments to us would reflect a declining revenue stream to take into account our interest carrying costs, which would impact the timing of our revenue stream.

Capital Leases

     We have sold several of our vessels to, and subsequently leased the vessels from UK financial institutions that routinely enter into finance leasing arrangements. We have accounted for these arrangements as capital leases. As identified in our critical accounting policy for time charters, we make estimates and assumptions in determining the classification of our leases. In addition, these estimates, such as incremental borrowing rates and the fair value or remaining economic lives of the vessels, impact the measurement of our vessels and liabilities subject to the capital leases. Changes to our estimates could affect the carrying value of our lease assets and liabilities, which could impact our results of operations. To illustrate, if the incremental borrowing rate had been lower than our initial estimate this would result in a higher lease liability being recorded due to a lower discount rate being applied to its future lease rental payments.

     We have also recorded deferred credits in connection with some of these lease transactions. The deferred credits represent the upfront cash inflow derived from undertaking financing in the form of UK leases. The deferred credits are amortized over the remaining economic lives of the vessels to which the leases relate on a straight-line basis. The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. If that tax depreciation ultimately proves not to be available to the lessor, or is clawed back from the lessor (e.g. on a change of tax law or adverse tax ruling), the lessor will be entitled to adjust the rentals under the relevant lease so as to maintain its after tax position, except in limited circumstances. Any increase in rentals is likely to affect our ability to amortize the deferred credits, increase our interest cost and consequently could have a negative impact on our results and operations and our liquidity.

Pension Benefits

     The determination of our defined benefit pension obligations and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 25 of the notes to our Consolidated Financial Statements included in this annual report and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in

56     ANNUAL REPORT & ACCOUNTS 2007

compensation. In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future pensions expense.

Recently Issued Accounting Standards and Securities and Exchange Commission Rules

     In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement does not require new fair value measurements, but is applied to the extent that other accounting pronouncements require or permit fair value measurements. The statement emphasizes that fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. Companies will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. This Statement was effective for Golar on January 1, 2008.

     In February 2008, the FASB issued FSP No. FAS 157-1, Application of Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, Accounting for Leases (“FAS 13”) and its related interpretative accounting pronouncements that address leasing transactions. The FASB decided to exclude leasing transactions covered by FAS 13 in order to allow it to more broadly consider the use of fair value measurements for these transactions as part of its project to comprehensively reconsider the accounting for leasing transactions.

     In February 2008, the FASB issued FSP 157-2 “Partial Deferral of the Effective Date of Statement 157” (FSP 157-2). FSP 157-2 delays the effective date of SFAS No. 157, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities on its consolidated financial position and results of operations. The implementation of this standard, for financial assets and financial liabilities, will not have a material impact on our consolidated financial position and consolidated results of operations. The Company does not expect the adoption of SFAS 157 and FSP FAS 157-1 and FSP 157 -2 to have a material impact on the Company’s financial statements.

     In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement 115, Accounting for Certain Investments in Debt and Equity Securities, which permits entities to measure financial instruments and certain other items at fair value. The objective is to improve financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. This Statement was effective for Golar on January 1, 2008 and The Company does not expect the adoption of SFAS 159 to have a material impact on the Company’s financial statements.

     In June 2007, the FASB issued Emerging Issues Task Force (“EITF”) 06-11: Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards. The issue is how an entity should recognize the income tax benefit received on dividends that are (a) paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options and (b) charged to retained earnings under SFAS 123(R), Share Based Payments. It was effective prospectively for the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after December 15, 2007. On adoption of EITF 06-11 it did not have a significant impact on the Company’s financial statements.

     In December 2007, the FASB issued SFAS 160, Non-controlling Interests in Consolidated Financial Statements, which requires 1) non-controlling interests (previously referred to as minority interest) to be reported as part of equity in the consolidated financial statements, 2) losses to be allocated to be non-controlling interests even when such allocation might result in a deficit balance, 3) notes that changes in ownership will be treated as equity transactions, 4) notes that upon a loss of control any gain or loss on the interest sold will be recognized in earnings and; 5) notes that reported net income will consist of the total income of all consolidated subsidiaries,

ANNUAL REPORT & ACCOUNTS 2007     57

with separate disclosure on the face of the income statement of the split of that income between controlling and non-controlling interests. It is effective for annual periods beginning after December 15, 2008. On adoption of FAS 160, this will result in the reclassification of Minority interest to Equity. However, Company is evaluating the other potential impact on its consolidated results of operations, financial position and cash flows.

     In December 2007, the FASB issued SFAS 141(R), Business Combinations, which proposes many changes to current accounting for business combinations including as follows: 1) expands the definition of a business and a business combination, 2) requires acquiring entities to record 100% of all assets and liabilities, 3) requires certain contingent assets and liabilities as well as contingent consideration to be recognized at fair values at the acquisition date, 4) notes that in step acquisitions, previous equity interests in an acquiree held prior to obtaining control will be remeasured to their acquisition-date fair values, with any gain or loss recognized in earnings and; 5) notes that asset values will no longer be reduced when an acquisition results in a bargain purchase, instead the bargain purchase will result in a P&L gain. It is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the potential impact on its consolidated results of operations, financial position and cash flows.

     In January 2008, the FASB issued Statement 133 Implementation Issue No. E23, Issues Involving the Application of the Shortcut Method under Paragraph 68. This Implementation Issue addresses two issues that have caused implementation difficulties in the application of paragraph 68 of Statement 133 (the shortcut method). It amends the accounting and reporting standards of Statement 133, paragraph 68. It was effective for Golar for hedging relationships designated on or after January 1, 2008. On adoption it did not have a material impact on the consolidated results of operations, financial position, and cash flows.

     In March 2008, the FASB issued Statement 161, Disclosures about Derivative Instruments and Hedging Instruments. This Statement amends and expands the disclosure requirements of SFAS 133, . This Statement requires qualitative disclosures about objectives and strategies for using derivatives, quantative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. It is effective for fiscal periods beginning after November 15, 2008. The Company is currently evaluating the potential impact on its disclosures.

C. Research and Development, Patents and Licenses

     Not Applicable

D. Trend Information

     See our discussion above under ‘Overview and Background’.

E. Off-Balance Sheet Arrangements

     We are committed to make rental payments under operating leases for office premises under operating leases. The future minimum rental payments under our non-cancellable operating leases for office premises are disclosed below in the tabular disclosure of contractual obligations.

58     ANNUAL REPORT & ACCOUNTS 2007

F. Contractual Obligations

     The following table sets forth our contractual obligations for the periods indicated as at December 31, 2007:

(in millions of U.S.$)	Total	Due in	Due in	Due in	Due
	Obligation	2008	2009	2011	Thereafter
			- 2010	– 2012
Long-Term Debt (1)	815.7	80.0	245.5	252.3	237.9
Interest Commitments on Long-Term Debt (2)	160.3	50.0	67.0	25.2	18.1
Capital Lease Obligations (3)	1,029.8	4.0	14.9	25.1	985.8
Interest Commitments on Capital Lease Obligations	886.5	57.5	111.5	109.5	608.0
Operating Lease Obligations	0.3	0.2	0.1	-	-
Purchase Obligations
Vessel (4)	185.0	185.0	-	-	-
FSRU Conversion (5)	75.6	74.6	1.0	-	-
Egyptian Venture (6)	4.5	0.8	3.7	-	-
Other Long-Term Liabilities (7)	-	-	-	-	-
Total	3,157.7	452.1	443.7	412.1	1,849.8

(1)	As of December 31, 2007, taking into account the hedging effect of our interest rate swaps, $453.0 million of our long-term debt and capital lease obligations (net of restricted cash deposits), was floating rate debt ,which accrued interest based on USD LIBOR, and $125.0 million of debt accrued interest at a fixed interest rate.

(2)	Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 4.50% and taking into account our various margin rates and interest rate swaps associated with each debt.

(3)	In the event of any adverse tax rate changes or rulings our lease obligations could increase significantly (see discussion above under “Capital Lease Obligations”).

(4)	This refers to the contracted acquisition of a LNG carrier, the Granatina from Shell. The Granatina was delivered in January 2008.

(5)	This refers to the contracted costs for the retrofitting of the Golar Spirit into an FSRU. As at December 31, 2007, we had contracts with Keppel Shipyard and other suppliers for equipment and engineering in connection with the conversion of the Golar Spirit into a FSRU. In September 2007, we entered into a time charter agreement with Petrobras, which requires the conversion of the Golar Winter into a FSRU. Accordingly, as of December 31, 2007, the Company had a commitment to incur costs in connection with the retrofit of the Golar Winter into a FSRU. Included in the table above, is $39.4 million relating to orders placed for equipment in connection with the retrofitting of the Golar Winter. However, as we have yet to enter into contracts representing the bulk of the retrofitting costs and the timing and the amount of any cash payment is uncertain, this liability has been excluded from the above table.

(6)	In December 2005, we signed a shareholders’ agreement in connection with the setting up of a jointly owned company named Egyptian Company for Gas Services S.A.E (“ECGS”), established to develop hydrocarbon business and in particular LNG related business in Egypt. As at December 31, 2007, we were committed to subscribe for common shares in ECGS for a further consideration of $4.5 million payable within three years of incorporation, at dates to be determined by ECGS’s Board of Directors.

Furthermore, as at December 31, 2007, we had a commitment to pay $1.0 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS. This liability has been excluded from the above table, as the timing of any cash payment is uncertain.

(7)	Our Consolidated Balance Sheet as of December 31, 2007, includes $78.2 million classified as “Other long-term liabilities” of which $51.6 million represents deferred credits related to our capital lease transactions and $26.5 million represents liabilities under our pension plans. These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See Note 28 of the Consolidated Financial Statements for additional information regarding our other long-term liabilities.

ANNUAL REPORT & ACCOUNTS 2007     59

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     Information concerning each of our directors and executive officers as at May 12, 2008 is set forth below.

Name	Age	Position
John Fredriksen	64	Chairman of the Board, President and Director
Tor Olav Trøim	45	Deputy Chairman of the Board, Vice-President and Director
Kate Blankenship	43	Director and Audit Committee member
Frixos Savvides	56	Director and Audit Committee member
Georgina Sousa	58	Company Secretary
Gary Smith	52	Chief Executive Officer of Golar Management
Graeme McDonald	51	Chief Technical Officer of Golar Management
Graham Robjohns	43	Chief Financial Officer of Golar Management
Jan Flatseth	64	Chief Operating Officer of Golar Management

Biographical information with respect to each of our directors and executive officers is set forth below.

     John Fredriksen has served as the Chairman of the Board, President and a director of the Company since our inception in May 2001. He has been the Chief Executive Officer, Chairman of the Board, President and a director of Frontline Ltd, or Frontline, since 1997. Frontline is a Bermuda based tanker owner and operator listed on the New York Stock Exchange (NYSE), the London Stock Exchange (LSE) and the Oslo Stock Exchange (OSE). Mr. Fredriksen has served for over nine years as a director of Seatankers Management Co. Ltd, or Seatankers, a ship operating company and an affiliate of the Company’s principal shareholder. Mr. Fredriksen indirectly controls World Shipholding, a Cyprus company who is our principal shareholder. Mr. Fredriksen has been a director of Golden Ocean Group Limited, or Golden Ocean, a Bermuda company listed on the Oslo Stock Exchange, since November 2004. Mr Fredriksen has served as a director and the Chairman of Seadrill Limited, or Seadrill, a Bermuda company listed on the Oslo Stock Exchange, since May 2005.

     Tor Olav Trøim has served as our Vice-President and a director since our inception in May 2001 and was our Chief Executive Officer from May 2001 until April 2006. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His careers include Portfolio Manager Equity in Storebrand ASA (1987- 1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Trøim has been a Director of Seatankers Management in Cyprus. In this capacity he has acted as Chief Executive Officer for the public company Frontline. Mr. Trøim has served as a director of Seadrill and was also the Chief Executive Officer until the takeover and integration of Smedvig ASA. Mr. Trøim is currently a director of Ship Finance International Limited (NYSE). In addition he is a member of the Boards in the public companies Golden Ocean Group Limited (OSE), Aktiv Kapital ASA (OSE) and Marine Harvest ASA (OSE).

     Kate Blankenship has served as a director since July 2003 and was Company Secretary from our inception in 2001 until November 2005. She served as our Chief Accounting Officer from May 2001 until May 31, 2003. She has been a director of Frontline since August 2003 and served as Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005. Mrs. Blankenship has served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 until September 2007 and was Secretary of Knightsbridge from December 2000 until March 2007. Mrs. Blankenship has served as a director of Ship Finance since July 2003, Seadrill since May 2005 and Golden Ocean since November 2004. She is a member of the Institute of Chartered Accountants in England and Wales.

     Frixos Savvides joined the company as a director in August 2005. Mr. Savvides was a founder of the audit firm PKF Savvides and Partners in Cyprus and held the position of Managing Partner until 1999 when he became Minister of Health of the Republic of Cyprus. He held this office until 2003. Mr. Savvides is currently a senior independent business consultant, and holds several Board positions. Mr. Savvides has been a director of Frontline since July 31, 2005. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

     Georgina E. Sousa has served as Secretary of the Company and its subsidiaries since November 30, 2005. She is currently Head of Corporate Administration for Frontline. Up until January 2007, she was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda Management Company having joined the firm

60     ANNUAL REPORT & ACCOUNTS 2007

in 1993 as Manager of Corporate Administration. From 1976 to 1982 she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

     Gary Smith joined as our Chief Executive Officer in March 2006. Mr. Smith has an extensive background in the petroleum industry. Most recently Mr. Smith worked for STASCO (Shell Trading & Shipping Co) in London in the position of General Manager Commercial Shipping. In this position he worked closely with all existing Shell LNG projects and LNG trading activities and supported the development of several new LNG projects. Mr. Smith also served as President and Director of SIGGTO (Society of International Gas Tanker & Terminal Operators) during the period from 2002 to 2005.

     Graeme McDonald is our Chief Technical Officer. He was previously general manager of the fleet, a position he held with Osprey, since 1998. He has worked in the shipping industry since 1973 and held various positions with Royal Dutch Shell companies, including manager of LNG shipping services at Shell International Trading and Shipping Company Ltd. and manager of LNG marine operations at Shell Japan Ltd.

     Graham Robjohns has served as our Group Financial Controller since May 2001, as our Chief Accounting Officer since June 2003 and as our Chief Financial Officer since November 2005. He was financial controller of Osprey Maritime (Europe) Ltd from March 2000 to May 2001. From 1992 to March 2000 he worked for Associated British Foods Plc. and then Case Technology Ltd (Case), both manufacturing businesses, in various financial management positions and as a director of Case. Prior to 1992, he worked for PricewaterhouseCoopers in their corporation tax department. He is a member of the Institute of Chartered Accountants in England and Wales.

     Jan Flatseth is our Chief Operating Officer. He joined the company in September 2006 as General Manager Fleet. Prior to joining Golar he held the position of Assistant Technical Director and Fleet Manager responsible for the LNG/C fleet of BW Gas. Mr. Flatseth has a M.Sc. degree in Naval Architecture/Marine Engineering from the Norwegian Institute of Technology. He spent 13 years at DNV and was the Head of Section Gas and Chemical Carriers until 1982. After leaving DNV, he served in senior management positions at Helge R. Myhre/Kværner Shipping from 1982 -1995. The company was a subsidiary of the industrial group, Kvaerner, set up to own and operate gas carriers. Mr. Flatseth remained with the company when Havtor acquired Kvaerner Shipping and a year later when it all became part of the large shipping group Bergesen DY ASA (BW Gas).

B. Compensation

     For the year ended December 31, 2007, we paid to our directors and executive officers aggregate cash compensation of $2,547,882 and an aggregate amount of $466,526 for pension and retirement benefits. For a description of our stock option plan please refer to “Option Plan” below.

     In addition in the event of the termination of employment, other than for cause, or a change in ownership/ takeover, $491,000 amounts will become payable to certain members of our directors and officers.

C. Board Practices

     Our directors do not receive any benefits upon termination of their directorships. The Board established an audit committee in July 2005, which is responsible for overseeing the quality and integrity of our financial statements and its accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor’s qualifications, independence and performance and our internal audit function. Our audit committee consists of two members, Kate Blankenship and Frixos Savvides, who are also both Company Directors. Except for an audit committee the Board does not have any other committees.

ANNUAL REPORT & ACCOUNTS 2007     61

Exemptions from certain Nasdaq corporate governance rules

     Nasdaq rules permit Nasdaq to provide exemptions from the Nasdaq corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In accordance with Nasdaq rules and regulations we are relying on an exemption from certain corporate governance standards that are contrary to law, rules regulations or generally accepted business practices of Bermuda. The exemption, and the practices that we follow, are described below:

  In keeping with Bermuda law, we are exempt from Nasdaq’s requirement to maintain three independent directors. We currently have one member of the Board of Directors, Frixos Savvides, who is independent according to Nasdaq’s standards for independence.

  In keeping with Bermuda law, we are exempt from certain Nasdaq requirements regarding our audit committee. The Company’s management is responsible for the proper and timely preparation of the Company’s annual reports, which are audited by independent auditors.

  In lieu of a compensation committee comprised of independent directors, the full Board of Directors determines compensation.

  In lieu of nomination committee comprised of independent directors, the full Board of Directors regulates nominations.

D. Employees

     As of December 31, 2007, we employed approximately 20 people in our offices in London and Oslo. We contract with independent ship managers to manage, operate and to provide crew for our vessels. We also employ approximately 580 seagoing employees, of which approximately 40 are employed directly by us and 540 are employed through our independent ship managers.

E. Share ownership

     The following table sets forth information as of May 12, 2008, regarding the total amount of common shares owned by all of our directors and officers on an individual basis.

Percentage of
	Common Shares of	Common Shares
Director or Officer	$1.00 each	Outstanding
John Fredriksen*	31,065,000	45.97%
Tor Olav Trøim	- -	- -
Kate Blankenship	**	**
Frixos Savvides	- -	- -
Georgina Sousa	- -	- -
Gary Smith	- -	- -
Graeme McDonald	- -	- -
Jan Flatseth	- -	- -
Graham Robjohns	**	**

* Mr. Fredriksen does not own any of our shares directly. The shares shown next to Mr. Fredriksen’s name are held by World Shipholding Ltd. See Item 7, “Major Shareholders and Related Party Transactions”. World Shipholding Ltd. is wholly-owned by Greenwich Holdings Limited, which is, in turn, indirectly controlled by Mr. Fredriksen.

** Less than one %

     In addition to the above shareholdings, as of May 12, 2008, Mr. Trøim has a forward contract with an obligation to buy 200,000 of our shares. The contract, which was acquired in the open market, expires on June 4, 2008.

62     ANNUAL REPORT & ACCOUNTS 2007

Option Plan

     Our Board of Directors adopted the Golar LNG Limited Employee Share Option Plan in February 2002. The plan authorizes our Board to award, at its discretion, options to purchase our common shares to employees of the Company, who are contracted to work more than 20 hours per week and to any director of the Company.

     Under the terms of the plan, our Board may determine the exercise price of the options, provided that the exercise price per share is not lower than the then current market value. No option may be exercised prior to the first anniversary of the grant of the option except that the option will become immediately exercisable if the option holder’s employment is terminated (other than for cause) or in the event of the option holder’s death. All options will expire on the tenth anniversary of the option’s grant or at such earlier date as the board may from time to time prescribe. The Plan will expire 10 years from its date of adoption.

     As of May 12, 2008, 3.1 million of the authorized and unissued common shares were reserved for issue pursuant to subscription under options granted under the Company’s share option plan. For further detail on share options please read Item 18 - Consolidated Financial Statements: Note 29 – Share Capital and Share Options.

     Details of share options held by our directors and officers as of May 12, 2008 are set out in the following table:

	Number of Common	Exercise Price per
Director or Officer	Shares Subject to Option	Ordinary Share		Expiration Date
John Fredriksen	200,000	$5.75	(1)	July 2011
	300,000	$12.30	(2)	January 2011
	500,000

Tor Olav Trøim	100,000	$5.75	(1)	July 2011
	150,000	$12.30	(2)	January 2011
	250,000

Frixos Savvides	75,000	$12.30	(2)	January 2011
Kate Blankenship	75,000	$12.30	(2)	January 2011

Graeme McDonald	75,000	$12.30	(2)	January 2011

Graham Robjohns	75,000	$12.30	(2)	January 2011
	75,000	$23.88	(5)	October 2012
	150,000

Gary Smith	200,000	$10.64	(3)	June 2011
	100,000	$23.88	(5)	October 2012
	300,000

Jan Flatseth	75,000	$10.63	(4)	March 2012

(1)	These options vested in July 2002.

(2)	These options were granted in January 2006 and vest over a period of 3 years.

(3)	These options were granted in June 2006 and vest over a period of 3 years.

(4)	These options were granted in March 2007 and vest over a period of 3 years.

(5)	These options were granted in October 2007 and vest over a period of 3 years.

     The exercise price of options, granted in 2006 and later, are reduced by the value of dividends paid, on a per share basis. Accordingly, the above figures show the reduced exercise price as of May 12, 2008.

ANNUAL REPORT & ACCOUNTS 2007     63

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

     The Company is indirectly controlled by another corporation (see below). The following table presents certain information regarding the current beneficial ownership of the common shares with respect to (i) each person who is known by the Company to own more than 5% of the Company’s outstanding common shares; and (ii) all directors and officers as a group as of May 12, 2008. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity has the right to acquire as of July 12, 2008 (60 days after May 12, 2008) through the exercise of any stock option or other right.

	Common Shares
Owner	Amount	Per cent
World Shipholding Ltd. (1)	31,065,000	45.97%
All Directors and Officers as a group (eight persons)	31,878,834	46.33%

(1)	Our Chairman, John Fredriksen, indirectly controls World Shipholding Ltd.

     Our major shareholders have the same voting rights as all other holders of our Common Shares.

     The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

     As at April 23, 2008, 1,972,788 of the Company’s common shares are held by 28 holders of record in the United States.

B. Related party transactions

     There are no provisions in our Memorandum of Association or Bye-Laws regarding related party transactions. However, our management’s policy is to enter into related party transactions solely on terms that are at least equivalent to terms we would be able to obtain from unrelated third parties. The Bermuda Companies Act of 1981 provides that a company, or one of its subsidiaries, may enter into a contract with an officer of the company, or an entity in which an officer has a material interest, if the officer notifies the Directors of its interest in the contract or proposed contract. The related party transactions that we have entered into are discussed below.

     Seatankers Management Company. Seatankers is indirectly controlled by John Fredriksen. In the year ended December 31, 2007, Seatankers provided us with insurance administration services. In the year ended December 31, 2007, management fees to Seatankers of $35,000 per annum were incurred by the Company. As at December 31, 2007, no amounts were due to Seatankers in respect of these fees incurred. In the year ended December 31, 2007, certain amounts were recharged at cost between both companies. As at December 31, 2007, the Company was owed $9,939 from Seatankers in respect of these recharges.

     Frontline Management (Bermuda). Frontline Management is a subsidiary of Frontline, a publicly listed company, and is indirectly controlled by John Fredriksen. In the year ended December 31, 2007, Frontline provided corporate services to us for a fee of $108,711. In December 31, 2007, we also received supplier rebates from Frontline of $73,847. As at December 31, 2007, an amount of $73,847 was due from Frontline in respect of these fees and rebates. In addition certain amounts were recharged at cost between both the companies. As of December 31, 2007, an amount of $65,888 was due from Frontline in respect of these recharges.

     Arcadia Limited. Arcadia is indirectly controlled by John Fredriksen. During 2007, we entered into a natural gas forward contract, which Arcadia executed on our behalf, for the purchase of one cargo of LNG at a future date and the sale of the same quantity at a later future date. The contract was terminated, resulting in recognition of a realized gain of $386,000 in the year ended December 31, 2007. As of December 31, 2007, an amount of $386,000 was due from Arcadia in respect of this transaction.

     Faraway Maritime Shipping Company. During the year ended December 31, 2007, Faraway Maritime Shipping Company., which is 60% owned by us and 40% owned by China Petroleum Corporation, or CPC, paid dividends totalling $5.0 million.

64     ANNUAL REPORT & ACCOUNTS 2007

     World Shipholding Ltd. World Shipholding is indirectly controlled by John Fredriksen. During the year ended December 2007, in connection with our equity offering in November 2007, we entered into a share loan with World Shipholding, whereby World Shipholding loaned 3.2 million common shares in Golar to our agent for the purpose of satisfying sales to investors in the private placement. Subsequently, we settled the share loan with a new issue of common shares. In addition, in March 2007 World Shipholding provided us with a short-term loan of $25 million. The loan was repaid on March 30, 2007. In connection with this loan, we paid interest of $37,000, to World Shipholding. As of December 31, 2007, no amounts were due to or from World Shipholding.

C. Interests of Experts and Counsel

     Not applicable

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Financial Statements and Other Financial Information

     See Item 18

Legal Proceedings

     There are no legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us, our financial condition, profitability, liquidity or our results of operations. From time to time in the future we or our subsidiaries may be subject to various legal proceedings and claims in the ordinary course of business.

Dividend Distribution Policy

     Our long-term objective is to pay a regular dividend in support of our main objective to maximise returns to shareholders. The level of our dividends will be guided by current earnings, market prospects, capital expenditure requirements and investment opportunities.

     Any future dividends declared will be at the discretion of the Board of directors and will depend upon our financial condition, earnings and other factors. Our ability to declare dividends is also regulated by Bermuda law, which prohibits us from paying dividends if, at the time of distribution, we will not be able to pay our liabilities as they fall due or the value of our assets is less than the sum of our liabilities, issued share capital and share premium.

     In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries’ distributing to us their earnings and cash flow. Some of our loan agreements limit or prohibit our and our subsidiaries’ ability to make distributions to us without the consent of our lenders.

     On February 28, 2007, the Board declared a dividend of $0.50 per share that was paid on March 26, 2007.

     On May 23, 2007, the Board declared a further dividend of $0.50 per share that was paid on June 19, 2007.

     On June 6, 2007, the Board declared an extraordinary dividend of $0.75 per share that was paid on July 3, 2007.

     On August 23, 2007, the Board declared a dividend of $0.50 per share that was paid on September 18, 2007.

     On February 25, 2008, the Board declared a dividend of $0.25 per share that was paid on March 19, 2008.

B. Significant Changes

     None

ITEM 9. THE OFFER AND LISTING

A. Listing Details and Markets

     Not applicable except for Item 9.A. 4. and Item 9. C.

     Our common shares have traded on the Oslo Stock Exchange (OSE) since July 12, 2001 under the symbol “GOL” and on the NASDAQ National Market since December 12, 2002 under the symbol “GLNG”.

ANNUAL REPORT & ACCOUNTS 2007     65

     The following table sets forth, for the five most recent fiscal years from January 1, 2003 and for the first quarter of 2008, the high and low prices for the common shares on the Oslo Stock Exchange and the NASDAQ National Market.

	OSE		NASDAQ
	High	Low	High	Low
First Quarter 2008	NOK123.00	NOK84.50	$22.79	$16.39

Fiscal year ended December 31
2007	NOK154.50	NOK76.25	$27.70	$12.00
2006	NOK102.00	NOK71.00	$15.29	$12.00
2005	NOK98.50	NOK66.00	$15.75	$10.31
2004	NOK125.50	NOK85.50	$18.66	$12.31
2003	NOK99.00	NOK35.00	$14.95	$5.00

     The following table sets forth, for each full financial quarter for the two most recent fiscal years from January 1, 2006, the high and low prices of the common shares on the Oslo Stock Exchange and the Nasdaq National Market.

	OSE		NASDAQ
	High	Low	High	Low
Fiscal year ended December 31, 2007
First quarter	NOK83.50	NOK76.25	$13.62	$12.00
Second quarter	NOK111.50	NOK81.50	$18.69	$13.02
Third quarter	NOK126.50	NOK96.00	$23.42	$16.35
Fourth quarter	NOK154.50	NOK104.00	$27.70	$18.65

	OSE		NASDAQ
	High	Low	High	Low
Fiscal year ended December 31, 2006
First quarter	NOK102.00	NOK87.25	$15.29	$12.90
Second quarter	NOK91.75	NOK71.00	$14.38	$12.00
Third quarter	NOK93.00	NOK80.50	$14.40	$12.83
Fourth quarter	NOK90.00	NOK78.25	$14.04	$12.51

     The following table sets forth, for the most recent six months, the high and low prices for our common shares on the OSE and the NASDAQ National Market.

	OSE		NASDAQ
	High	Low	High	Low
April 2008	NOK110.00	NOK92.00	$21.48	$18.46
March 2008	NOK101.00	NOK84.50	$19.36	$16.39
February 2008	NOK117.00	NOK98.50	$22.00	$18.91
January 2008	NOK123.00	NOK91.00	$22.79	$17.20
December 2007	NOK126.50	NOK108.00	$23.27	$19.38
November 2007	NOK146.50	NOK104.00	$26.20	$18.65

     On March 31, 2008, the exchange rate between the Norwegian Kroner and the U.S. dollar was NOK5.112 to one U.S. Dollar.

66     ANNUAL REPORT & ACCOUNTS 2007

ITEM 10. ADDITIONAL INFORMATION

     This section summarizes our share capital and the material provisions of our Memorandum of Association and Bye-Laws, including rights of holders of our shares. The description is only a summary and does not describe everything that our Articles of Association and Bye-Laws contain. The Memorandum of Association and the Bye Laws of the Company have previously been filed as Exhibits 1.1 and 1.2, respectively to the Company’s Registration Statement on Form 20-F, (File No. 000-50113) filed with the SEC on November 27, 2002, and are hereby incorporated by reference into this Annual Report.

     At the 2007 Annual General Meeting of the Company, our shareholders voted to amend the Company’s Bye-laws to ensure conformity with recent revisions to the Bermuda Companies Act 1981, as amended.These amended Bye-laws of the Company as adopted on September 28, 2007, are filed as Exhibit 1.2 to this Annual Report.

A. Share capital

     Not Applicable

B. Memorandum of Association and Bye-laws

     Our Memorandum of Association and Bye-laws. The object of our business, as stated in Section Six of our Memorandum of Association, is to engage in any lawful act or activity for which companies may be organized under The Companies Act, 1981 of Bermuda, or the Companies Act, other than to issue insurance or re-insurance, to act as a technical advisor to any other enterprise or business or to carry on the business of a mutual fund. Our Memorandum of Association and Bye-laws do not impose any limitations on the ownership rights of our shareholders.

     Under our Bye-laws, annual shareholder meetings will be held in accordance with the Companies Act at a time and place selected by our Board of Directors. The quorum at any annual or general meeting is equal to one or more shareholders, either present in person or represented by proxy, holding in the aggregate shares carrying 33 1/3% of the exercisable voting rights. The meetings may be held at any place, in or outside of Bermuda that is not a jurisdiction which applies a controlled foreign company tax legislation or similar regime. Special meetings may be called at the discretion of the Board of Directors and at the request of shareholders holding at least one-tenth of all outstanding shares entitled to vote at a meeting. Annual shareholder meetings and special meetings must be called by not less than seven days’ prior written notice specifying the place, day and time of the meeting. The Board of Directors may fix any date as the record date for determining those shareholders eligible to receive notice of and to vote at the meeting.

     Directors. Our directors are elected by a majority of the votes cast by the shareholders in general meeting. The quorum necessary for the transaction of the business of the Board of Directors may be fixed by the board but unless so fixed, equals those individuals constituting a majority of the Board of Directors who are present in person or by proxy. Executive directors serve at the discretion of the Board of Directors.

     The minimum number of directors comprising the Board of Directors at any time shall be two. The Board of Directors currently consists of four directors. The minimum and maximum number of directors comprising the Board from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at general meeting by ordinary resolution, determine that one or more vacancies in the Board of Directors be deemed casual vacancies. The Board of Directors, so long as a quorum remains in office, shall have the power to fill such casual vacancies. Each director will hold office until the next annual general meeting or until his successor is appointed or elected. The shareholders may call a Special General Meeting for the purpose of removing a director, provided notice is served upon the concerned director 14 days prior to the meeting and he is entitled to be heard. Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the Board of Directors.

     Subject to the provisions of the Companies Act, a director of a company may, notwithstanding his office, be a party to or be otherwise interested in any transaction or arrangement with that company, and may act as director, officer, or employee of any party to a transaction in which the company is interested. Under our Bye-laws, provided an interested director declares the nature of his or her interest immediately or thereafter at a meeting of the Board of Directors, or by writing to the directors as required by the Companies Act, a director shall not by reason of his office be held accountable for any benefit derived from any outside office or employment. The vote of an interested director, provided he or she has complied with the provisions of the Companies Act and our Bye-laws with regard to disclosure of his or her interest, shall be counted for purposes of determining the existence of a quorum.

ANNUAL REPORT & ACCOUNTS 2007     67

     Dividends. Holders of common shares are entitled to receive dividend and distribution payments, pro rata based on the number of common shares held, when, as and if declared by the Board of Directors, in its sole discretion.Any future dividends declared will be at the discretion of the Board of Directors and will depend upon our financial condition, earnings and other factors.

     As a Bermuda exempted company, we are subject to Bermuda law relating to the payment of dividends.We may not pay any dividends if, at the time the dividend is declared or at the time the dividend is paid, there are reasonable grounds for believing that, after giving effect to that payment;

  we will not be able to pay our liabilities as they fall due; or

  the realizable value of our assets, is less than an amount that is equal to the sum of our
(a)	liabilities,

(b)	issued share capital, which equals the product of the par value of each common share and the number of common shares then outstanding, and

(c)	share premium, which equals the aggregate amount of consideration paid to us for such common shares in excess of their par value.

     In addition, since we are a holding company with no material assets, and conduct our operations through subsidiaries, our ability to pay any dividends to shareholders will depend on our subsidiaries’ distributing to us their earnings and cash flow. Some of our loan agreements currently limit or prohibit our subsidiaries’ ability to make distributions to us and our ability to make distributions to our shareholders.

C. Material contracts

     None

D. Exchange Controls

     None

E. Taxation

     The following discussion is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed United States Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.

Taxation of Operating Income: In General

United States Taxation of our Company

     Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. We are not permitted by law to engage in transportation that gives rise to 100% U.S. source income.

     Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

     Unless exempt from U.S. taxation under Section 883 of the Code we will be subject to U.S. federal income taxation, in the manner discussed below, to the extent our shipping income is derived from sources within the United States.

     Based upon our anticipated shipping operations, our vessels will be operated in various parts of the world, including to or from U.S. ports. For the three calendar years 2007, 2006 and 2005, the U.S. source income that we derived from our vessels trading to U.S. ports was $12,651,583, $13,100,000 and $15,675,000, respectively, and the potential U.S. federal income tax liability resulting from this income, in the absence of our qualification for exemption from taxation under Section 883 and the treaty, as described below, would have been $506,063, $524,000 and $627,000, respectively.

68     ANNUAL REPORT & ACCOUNTS 2007

Application of Code Section 883

     We have made special U.S. tax elections in respect of all our vessel-owning or vessel-operating subsidiaries incorporated in the United Kingdom that are potentially subject to U.S. federal income tax on shipping income derived from sources within the United States. The effect of such elections is to ignore or disregard the subsidiaries for which elections have been made as separate taxable entities.

     Under Section 883 of the Code and the final regulations promulgated thereunder, we, and each of our subsidiaries, will be exempt from U.S. taxation on our respective U.S. source shipping income, if both of the following conditions are met:

  we and each subsidiary are organized in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, which we refer to as “the country of organization requirement”; and

  either
-	more than 50% of the value of our stock is treated as owned, directly or indirectly, by individuals who are “residents” of qualified foreign countries, which we refer to as the “ownership requirement”; or

-	our stock is “primarily and regularly traded on an established securities market” in our country of organization, another qualified foreign country, or the United States, which we refer to as the “publicly-traded requirement.”

     The U.S. Treasury Department has recognized (i) Bermuda, our country of incorporation and (ii) the country of incorporation of each of our subsidiaries that has earned shipping income from sources within the United States, as a qualified foreign country. Accordingly, we and each such subsidiary satisfy the country of organization requirement.

     Due to the public nature of our shareholdings, we do not believe that we will be able to substantiate that we satisfy the “ownership requirement”. However, as described below, we believe that we will be able to satisfy the “publicly-traded requirement.”

     Our stock was “primarily traded” on the Oslo Stock Exchange, an established securities market in a qualified foreign country, during 2007. The final regulations provide, in pertinent part, that our stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the outstanding shares of our stock, by vote and value, is owned, for more than half the days of the taxable year, by persons who each own 5% or more of the vote and value of the outstanding shares of that stock, known as the “5% Override Rule”. The 5% Override Rule will not apply, however, if in respect of each category of shipping income for which exemption is being claimed, we can establish that individual residents of qualified foreign countries, which we refer to as “qualified shareholders”, own sufficient shares of our stock to preclude non-qualified shareholders from owning 50% or more of the total vote and value of our stock for more than half the number of days during the taxable year which we refer to as the “5% Override Exception”.

     Based on our public shareholdings for 2007, we were not subject to the 5% Override Rule for 2007 in respect of all U.S. source shipping income. Therefore, we believe that in respect of all U.S. source shipping income we satisfy the publicly-traded requirement and we and each of our subsidiaries are entitled to exemption from U.S. federal income tax under Section 883 in respect of our respective U.S.-source shipping income.

     To the extent that we are subject to the 5% Override Rule in future years (as a result of further changes in ownership of our shares), it may be difficult for us to establish that we qualify for the 5% Override Exception.If we were not eligible for the exemption under Section 883, our U.S.-source shipping income would be subject to U.S. federal income tax as described in more detail below.

Taxation in Absence of Internal Revenue Code Section 883

     To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income earned by us or by our subsidiaries, such U.S.-source shipping income would be subject to a 4% tax imposed by Code Section 887 on a gross basis, without benefit of deductions. Since under the sourcing rules described above, no more

ANNUAL REPORT & ACCOUNTS 2007     69

than 50% of the shipping income earned by us or our subsidiaries would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on such shipping income would never exceed 2%. For the calendar year 2007, we and our subsidiaries would be subject to tax under Code Section 887 in the aggregate amount of $506,063.

Gain on Sale of Vessels

     If we and our subsidiaries qualify for exemption from tax under Section 883 in respect of our respective U.S. source shipping income, the gain on the sale of any vessel earning such U.S. source income should likewise be exempt from tax under Section 883. If we and our subsidiaries are unable to qualify for exemption from tax under Section 883, the owner and seller of such vessel may be considered to be engaged in the conduct of a U.S. trade or business. As a result, any U.S. source gain on the sale of a vessel may be partly or wholly subject to U.S. federal income tax as “effectively connected” income at a combined rate of up to 54.5%. However, to the extent circumstances permit, we intend to structure sales of our vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States, so as to not give rise to U.S. source gain.

U.S. Taxation of U.S. Holders

     The term “U.S. Holder” means a beneficial owner of our common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and owns our common shares as a capital asset, generally, for investment purposes.

     If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Distributions

     Any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. We expect that dividends paid by us to a non-corporate U.S. Holder will be eligible for preferential U.S. federal income tax rates (through 2010) provided that the non-corporate U.S. Holder has owned our stock for more than 60 days in the 121-day period beginning 60 days before the date on which our stock becomes ex-dividend and certain other conditions are satisfied. However, there is no assurance that any dividends paid by us will be eligible for these preferential rates in the hands of a non-corporate U.S. Holder. Legislation has been recently introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by us, which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder.

     Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as a capital gain.

Sale, Exchange or other Disposition of Our Common Shares

     Subject to the discussion below under “Passive Foreign Investment Company,” a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in the common shares.Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in our stock is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company

     Notwithstanding the above rules regarding distributions and dispositions, special rules may apply to some U.S. Holders (or to the direct or indirect beneficial owners of some non-U.S. Holders) if we are treated as a “passive foreign investment company” for United States federal income tax purposes. We will be a “passive foreign investment company” if either:

  at least 75% of our gross income in a taxable year is passive income; or

70     ANNUAL REPORT & ACCOUNTS 2007

  at least 50% of our assets in a taxable year (averaged over the year and generally determined based upon value) are held for the production of, or produce, passive income.

     For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning the income and assets, respectively, of any of our subsidiary corporations in which we own 25% or more of the value of the subsidiary’s stock. To date, our subsidiaries and we have derived most of our income from time and voyage charters, and we expect to continue to do so. This income should be treated as services income, which is not passive income for passive foreign investment company purposes.

     On the basis of the above, we believe that we are not currently a passive foreign investment company and do not expect to be a passive foreign investment company in the foreseeable future. However, there can be no assurance that we will not become a passive foreign investment company in any year.

     If we become a passive foreign investment company (and regardless of whether we remain a passive foreign investment company), each U.S. Holder who is treated as owning our shares during any period in which we are so classified, for purposes of the passive foreign investment company rules would be liable to pay tax, at the then highest applicable income tax rates on ordinary income, plus interest, upon certain excess distributions and upon disposition of our shares including, under certain circumstances, a disposition pursuant to an otherwise tax free reorganization, as if the distribution or gain had been recognized ratably over the U.S. Holder’s entire holding period of our shares. An excess distribution generally includes dividends or other distributions received from a passive foreign investment company in any taxable year of a U.S. Holder to the extent that the amount of those distributions exceeds 125% of the average distributions made by the passive foreign investment company during a specified base period. The tax at ordinary rates and interest would not be imposed if the U.S. Holder makes a mark-to-market election, as discussed below. Furthermore, any distributions paid by us to a U.S. non-corporate holder would not be eligible for the preferential federal income tax rates described above under “Distributions.”

     In some circumstances, a shareholder in a passive foreign investment company may avoid the unfavorable consequences of the passive foreign investment company rules by making a qualified electing fund election. However, a U.S. Holder cannot make a qualified electing fund election with respect to us unless we comply with certain reporting requirements and we do not intend to provide the required information.

     If we become a passive foreign investment company and, provided that, as is currently the case, our stock is treated as “marketable stock,” a U.S. Holder may make a mark-to-market election with respect to our shares. Under the election, any excess of the fair market value of the shares at the close of any tax year over the U.S. Holder’s adjusted basis in the shares is included in the U.S. Holder’s income as ordinary income. In addition, the excess, if any, of the U.S. Holder’s adjusted basis at the close of any taxable year over fair market value is deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains on the shares that the U.S. Holder included in income in previous years. If a U.S. Holder makes a mark-to-market election after the beginning of its holding period, the U.S. Holder does not avoid the interest charge rule discussed above with respect to the inclusion of ordinary income attributable to periods before the election.

Backup Withholding and Information Reporting

     In general, dividend payments, or other taxable distributions, made within the U.S. to you will be subject to information reporting requirements. Such payments will also be subject to “backup withholding” if you are a non-corporate U.S. Holder and you:

  fail to provide an accurate taxpayer identification number;

  are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

  in certain circumstances, fail to comply with applicable certification requirements.

     Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service, provided that the required information is furnished to the Internal Revenue Service.

F. Dividends and Paying Agents

     Not Applicable

ANNUAL REPORT & ACCOUNTS 2007     71

G. Statements by Experts

     Not Applicable

H. Documents on display

     Our Registration Statement became effective on November 29, 2002, and we are now subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we will file reports and other information with the SEC.These materials, including this document and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 Fifth Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

     Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to various market risks, including interest rate and foreign currency exchange risks and equity price risk. We enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.We also enter into derivative instruments for trading purposes, in order to manage our exposure to the risk of movements in the price of natural gas, when this risk specifically impacts our charter rate and to some extent for speculative purposes. During 2007, we entered into a natural gas forward contract, which expired in the year. We had no such contracts outstanding as at December 31, 2007.

     Since adoption of FAS 133, certain economic hedge relationships no longer qualify for hedge accounting due to the extensive documentation and strict criteria of the standard. Our policy is to hedge our exposure to risks, where possible, within boundaries deemed appropriate by management

     A discussion of our accounting policies for derivative financial instruments is included in Note 2 to our Consolidated Financial Statements. Further information on our exposure to market risk is included in Note 30 to the Consolidated Financial Statements.

     The following analyses provide quantitative information regarding our exposure to foreign currency exchange rate risk, interest rate risk, and equity price risk. There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

     Interest rate risk. A significant portion of our long-term debt and capital lease obligations is subject to adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

     As of December 31, 2007, the notional amount of the interest rate swaps outstanding in respect of our debt and net capital lease obligation was $434.3 million and the amount of debt with a fixed rate of interest was $125 million.The principal of the loans and net capital lease obligations (net of restricted cash) outstanding as of December 31, 2007 was $1,012.5 million.Based on our floating rate debt at December 31, 2007, a one-percentage point increase in the floating interest rate would increase interest expense by $2.3 million per annum. For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2007, see Note 30 to the Consolidated Financial Statements.

     Foreign currency risk. Except in the course of our vessel leases and FSRU conversions, the majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in

72     ANNUAL REPORT & ACCOUNTS 2007

currencies other than U.S. dollars, such as British pounds, in relation to our administrative office in the UK and operating expenses incurred in a variety of foreign currencies. Based on our ongoing GBP expenses for 2008, a 10% depreciation of the US Dollar against GBP would increase our expenses by approximately $1 million.

     We are exposed to some extent in respect of the lease transactions we entered into during the year ended December 31, 2003, which are denominated in GBP, although these are hedged by the GBP cash deposits that secure these obligations. We use cash from the deposits to make payments in respect of our leases. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations. Among other things, movements in interest rates give rise to a requirement for us to make adjustments to the amount of GBP cash deposits. Based on these lease obligations and related cash deposits as at December 31, 2007, a 10% appreciation in the U.S. Dollar against GBP would give rise to an increase in our financial expenses of approximately $2.2 million.

     In April 2004, we entered into a lease arrangement in respect of the Golar Winter (as noted above), the obligation in respect of which is also denominated in GBP. However, the cash deposit, which secures the letter of credit, which is used to secure the lease obligation, is significantly less than the lease obligation itself. We refer to this as a ‘funded’ lease. We are therefore exposed to currency movements on the difference between the lease obligation and the cash deposit, approximately $116.3 million as at December 31, 2007.In order to hedge this exposure we entered into a currency swap with a bank, which is also our lessor, to exchange our GBP payment obligations into U.S. dollar payment obligations. We could be exposed to a currency fluctuation risk if we terminated this lease.

     We are exposed to some extent in respect of the various FSRU conversion projects we are undertaking. The costs of these conversions are mainly denominated in Euros, Singapore dollars and Norwegian kroners. In order to limit our exposure to foreign currency fluctuations, we have entered into foreign currency forward contracts. As of May 12, 2008, we have a fixed the exchange rate of approximately 63% of the expected total foreign currency denominated cost of our conversion projects. A 10% depreciation of the U.S. Dollar against the currencies we have not hedged would increase our conversion cost by approximately $4.4 million.

     Since January 1, 2008, we have changed the base currency of the majority of our seafaring officers from U,S. dollars to Euros. Based on the expected crew costs for 2008, a 10% depreciation of the U.S. dollar against Euro would increase our crew cost by approximately $1.3 million.

     Equity price risk. As a result of our holding of treasury shares, see Note 29 to the Consolidated Financial Statements, we are effectively exposed to the movement in our share price in respect of 400,000 of our shares as at December 31, 2007.In addition, in January 2008, we entered into a total return swap (“TRS” or “equity swap”) with an international bank for a term of six months. As a result we are effectively exposed to the movement in our share price in respect of 300,000 of our shares as of May 12, 2008.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt securities

     Not Applicable

B. Warrants and rights

     Not Applicable

C. Other securities

     Not Applicable

D. American depository shares

     Not Applicable.

ITEM 13. DIVIDEND ARREARAGES AND DELINQUENCIES

     None

ANNUAL REPORT & ACCOUNTS 2007     73

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

     Management assessed the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2007. Based upon that evaluation, The Principal Executive Officer and Principal Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of the evaluation date.

(b) Management’s annual report on internal controls over financial reporting

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

     Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that;

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company’s management and directors; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

     Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) published in its report entitled Internal Control-Integrated Framework.

     Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company’s internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2007. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2007.

(c) Attestation report of the registered public accounting firm

     The effectiveness of the Company’s internal control over financial reporting as of December 31 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

74     ANNUAL REPORT & ACCOUNTS 2007

(d) Changes in internal control over financial reporting

     There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

     Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board has determined that Kate Blankenship, a director, qualifies as an audit committee financial expert and is independent, in accordance with SEC Rule 10a-3 pursuant to Section 10A of the Exchange Act.

ITEM 16B. CODE OF ETHICS

     The Company has adopted a Code of Ethics, filed as Exhibit 11.1 to this Annual Report that applies to all employees. Furthermore, a copy of our Code of Ethics can be found on our website (www.golarlng.com).

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)	Audit Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

Fiscal year ended December 31, 2007	$1,657,141
Fiscal year ended December 31, 2006	$1,825,863

ANNUAL REPORT & ACCOUNTS 2007     75

(b)	Audit –Related Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services in respect of assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company’s financial statements which have not been reported under Audit Fees above. These services comprise assurance work in connection with financing and other agreements.

Fiscal year ended December 31, 2007	$0
Fiscal year ended December 31, 2006	$109,542

(c)	Tax Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

Fiscal year ended December 31, 2007	$0
Fiscal year ended December 31, 2006	$0

(d)	All Other Fees

For the fiscal years ended December 31, 2007 and 2006, there have been no professional services rendered by the principal accountant for services other than audit fees, audit-related fees and tax fees set forth above.

(e)	Audit Committee’s Pre-Approval Policies and Procedures

The Company’s Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2007 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not Applicable

76     ANNUAL REPORT & ACCOUNTS 2007

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     In November 2007, we announced that the Board of Directors had authorized the repurchase of up to 1,000,000 of our common stock in the open market. The following table shows the monthly stock repurchase activity related to this program for the year ended December 31, 2007:

			Total Number of
			Shares	Maximum Number of
	Total Number	Average Price	Purchased as Part of	Shares that May Yet Be
	Of Shares	Paid	Publicly Announced	Purchased Under the
	Purchased	Per Share	Plans or Program	Plans or Program
Month of Repurchase
November 2007	200,000	$20.40	200,000	800,000
December 2007	200,000	$20.70	200,000	600,000
	400,000	$20.55	400,000

     In October 2005, the Board of the Company approved a share buyback scheme and in connection with this established a twelve month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with a bank, whereby the latter may acquire an amount of shares up to a maximum of 3.2 million in the Company during the accumulation period, and the Company carries the risk of fluctuations in the share price of those acquired shares. The bank is compensated at their cost of funding plus a margin. In October 2006, this facility was extended for a further twelve months. In May 2007, we terminated this facility and bought back and cancelled 1,241,300 shares, at a net cost of $15.4 million, after taking into account the gain on the mark-to-market of the equity swap of $7.4 million received from the bank.

     In January 2008, we entered into a new equity swap line with a bank, for a term of six months, whereby the bank may acquire up to a maximum of 1.0 million shares in Golar during the accumulation period. As of May 12, 2008, the bank had acquired 300,000 Golar shares under the programme at an average price of $18.43.

ITEM 17. FINANCIAL STATEMENTS

     Not Applicable

ITEM 18. FINANCIAL STATEMENTS

     We specifically incorporate by reference in response to this item the report of the independent registered public accounting firm, the Consolidated Financial Statements and the notes to the Consolidated Financial Statements appearing on pages F-1 through F-46.

ANNUAL REPORT & ACCOUNTS 2007     77

ITEM 19. EXHIBITS

     The following exhibits are filed as part of this Annual report:

Number	Description of Exhibit
1.1*	Memorandum of Association of Golar LNG Limited as adopted on May 9, 2001, incorporated by reference to Exhibit 1.1 of the Company’s Registration Statement on Form 20-F, filed with the SEC on November 27, 2002, File No. 00050113, or the Original Registration Statement.

1.2	Amended Bye-Laws of Golar LNG Limited dated September 28, 2007.

1.3*	Certificate of Incorporation as adopted on May 11, 2001, incorporated by reference to Exhibit 1.3 of the Company’s Original Registration Statement.

1.4*	Articles of Amendment of Memorandum of Association of Golar LNG Limited as adopted by our shareholders on June 1, 2001 (increasing the Company’s authorized capital), incorporated by reference to Exhibit 1.4 of the Company’s Original Registration Statement.

4.1*	Golar LNG Limited Stock Option Plan, incorporated by reference to Exhibit 4.6 of the Company’s Original Registration Statement.

4.2*	Management Agreement between Golar LNG Limited and Frontline Management (Bermuda) Limited, dated February 21, 2002, incorporated by reference to Exhibit 4.8 of the Company’s Original Registration Statement.

4.3*	Five Ship Leases Agreement, between Golar Gas Holding Company, Inc. and Sovereign Finance Plc, dated April 8, 2003, incorporated by reference to Exhibit 4.5 of the Company’s Annual report on Form 20-F for fiscal year ended December 31, 2005.

4.4*	Loan Agreement, between Golar Gas Holding Company, Inc. and Citibank N.A, Nordea Bank Norge ASA, Den norske Bank ASA and Fortis Bank (Nederland) N.V, dated March 21, 2005, incorporated by reference to Exhibit 4.6 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

8.1	Golar LNG Limited subsidiaries

11.1*	Golar LNG Limited Code of Ethics.

12.1	Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.

13.2	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer.

15.1*	Korea Line Corporation financial statements for the year ended December 31, 2006 provided pursuant to Regulation S-X, Rule 3-09 incorporated by reference to exhibit 15.1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

* Incorporated herein by reference.

78     ANNUAL REPORT & ACCOUNTS 2007

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited
(Registrant)

Date May 12, 2008	By	/s/ Graham Robjohns
Graham Robjohns
Principal Financial and Accounting Officer

ANNUAL REPORT & ACCOUNTS 2007     79

GOLAR LNG LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Audited Consolidated Statements of Operations for the years ended
December 31, 2007, 2006 and 2005	F-3

Audited Consolidated Statements of Comprehensive Income for the years ended
December 31, 2007, 2006 and 2005	F-4

Audited Consolidated Balance Sheets as of December 31, 2007 and 2006	F-5

Audited Consolidated Statements of Cash Flows for the years ended
December 31, 2007, 2006 and 2005	F-6

Audited Consolidated Statements of Changes in Stockholders’ Equity for the years ended
December 31, 2007, 2006 and 2005	F-7

Notes to Consolidated Financial Statements	F-8

ANNUAL REPORT & ACCOUNTS 2007     F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Golar LNG Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flow present fairly, in all material respects, the financial position of Golar LNG Limited and its subsidiaries (the “Company”) at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report in Item 15 of the 20-F filing. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 of the Consolidated Financial Statements, the Company changed the manner in which it accounts for share based compensation on adoption of FAS 123(R), “Share Based Payment”, effective January 1, 2006, and defined benefit pension plans on adoption of FAS 158, “Employers Accounting for Defined Benefit Pension and Other Retirement Plans”, effective December 31, 2006.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s / PricewaterhouseCoopers LLP
West London, United Kingdom
May 12, 2008

F-2     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005
(in thousands of $, except per share data)

	Note	2007	2006	2005
Operating revenues
Time charter revenues		224,674	239,697	171,008
Vessel management fees		-	-	34
Total operating revenues		224,674	239,697	171,042
Gain on sale of newbuilding	17	41,088	-	-
Operating expenses
Vessel operating expenses		52,986	44,490	37,215
Voyage expenses		10,763	9,582	4,594
Administrative expenses		18,645	13,657	12,219
Restructuring expenses	6	-	-	1,344
Depreciation and amortization		60,163	56,822	50,991
Impairment of long-lived assets	7	2,345	-	-
Total operating expenses		144,902	124,551	106,363
Operating income		120,860	115,146	64,679
Gain on sale of available-for-sale securities	12	46,276	-	-
Financial income (expenses)
Interest income		54,906	40,706	35,653
Interest expense		(112,336)	(101,298)	(82,479)
Other financial items, net	8	(8,162)	8,436	7,507
Net financial expenses		(65,592)	(52,156)	(39,319)
Income before equity in net earnings of
investee, income taxes and minority interest		101,544	62,990	25,360
Minority interest in net income of subsidiaries		(6,547)	(7,049)	(8,505)
Income taxes	9	299	(1,257)	(818)
Equity in net earnings of investees	12	13,640	16,989	18,492
Gain on sale of investee	12	27,268	-	-
Net income		136,204	71,673	34,529

Per common share amounts:
Earnings - Basic	10	$2.09	$1.09	$0.53
Earnings - Diluted	10	$2.07	$1.05	$0.50
Cash dividends declared and paid		$2.25	-	-

The accompanying notes are an integral part of these consolidated financial statements.

ANNUAL REPORT & ACCOUNTS 2007     F-3

Golar LNG Limited
Consolidated Statements of Comprehensive Income for the years ended December 31, 2007, 2006, and 2005
(in thousands of $)

	Note	2007	2006	2005
Net income		136,204	71,673	34,529

Other comprehensive (loss) income, net of tax:
Gains (losses) associated with pension
or other post-retirement benefits	25	1,562
Recognition of minimum pension liability		-	77	(2,211)
Unrealized gains (losses) on marketable
securities held by investee		13	(88)	133
Other comprehensive income (loss)		1,575	(11)	(2,078)

Comprehensive income		137,779	71,662	32,451

The accompanying notes are an integral part of these consolidated financial statements.

F-4     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
Consolidated Balance Sheets as of December 31, 2007 and 2006
(in thousands of $)

	Note	2007	2006
ASSETS
Current Assets
Cash and cash equivalents		185,739	56,616
Restricted cash and short-term investments	21	52,106	52,287
Trade accounts receivable	14	11,369	4,175
Other receivables, prepaid expenses and accrued income	15	16,262	15,084
Amounts due from related parties	16	712	778
Inventories		4,133	3,392
Total current assets		270,321	132,332
Long-term assets
Restricted cash	21	792,038	778,220
Equity in net assets of non-consolidated investees	12	14,023	97,255
Newbuildings	17	-	49,713
Vessels and equipment, net	18	659,018	669,639
Vessels under capital leases, net	19	789,558	796,186
Deferred charges	20	8,388	9,307
Other non-current assets	22	40,264	33,537
Total assets		2,573,610	2,566,189

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	26	80,037	72,587
Current portion of obligations under capital leases	27	5,678	5,269
Trade accounts payable		6,079	7,209
Accrued expenses	23	28,986	29,275
Amounts due to related parties		176	253
Other current liabilities	24	25,253	13,764
Total current liabilities		146,209	128,357
Long-term liabilities
Long-term debt	26	735,629	803,771
Obligations under capital leases	27	1,024,086	1,009,765
Other long-term liabilities	28	78,171	84,816
Total liabilities		1,984,095	2,026,709
Commitments and contingencies (See Note 33)
Minority interest		36,983	32,436

Stockholders’ equity
Share capital 67,576,866 (2006: 65,562,000) common shares
of $1.00 each issued and outstanding	29	67,577	65,562
Treasury shares	29	(8,201)	-
Additional paid-in capital		288,672	214,011
Accumulated other comprehensive income		(6,902)	(8,477)
Retained earnings		211,386	235,948
Total stockholders’ equity		552,532	507,044
Total liabilities and stockholders’ equity		2,573,610	2,566,189

The accompanying notes are an integral part of these consolidated financial statements.

ANNUAL REPORT & ACCOUNTS 2007     F-5

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005
(in thousands of $)

	Note	2007	2006	2005
Operating activities
Net income		136,204	71,673	34,529
Adjustments to reconcile net income to net cash
Provided by operating activities:
Depreciation and amortization		60,163	56,822	50,991
Amortization of deferred charges		1,072	1,644	3,035
Undistributed earnings of non-consolidated investees		(12,422)	(15,809)	(16,948)
Gain on sale of available-for-sale securities		(46,276)	-	-
Gain on sale of newbuilding		(41,088)	-	-
Gain on sale of investee		(27,268)	-	-
Gain on termination of equity swap		(7,438)	-	-
Compensation cost related to stock options		5,962	2,790	-
Income attributable to minority interests		6,547	7,049	8,505
Unrealized foreign exchange losses (gains)		2,309	17,644	(15,709)
Drydocking expenditure		(14,694)	(5,864)	(9,373)
Impairment of long lived assets		(2,345)	-	-
Trade accounts receivable		(7,194)	(3,824)	221
Inventories		(857)	1,465	(1,571)
Prepaid expenses, accrued income and other assets		8,636	(12,234)	4,823
Amount due from/to related companies		(11)	(1,394)	789
Trade accounts payable		(1,130)	6,057	(1,775)
Accrued expenses		(2,504)	3,668	7,505
Interest element included in long-term lease obligations		3,163	5,067	7,351
Other current liabilities		12,226	(17,535)	(1,347)
Net cash provided by operating activities		73,055	117,219	71,026
Investing activities
Additions to newbuildings	17	(1,103)	(240,906)	(140,028)
Additions to vessels and equipment		(47,041)	(16,673)	(5,700)
Long-term restricted cash		211	5,064	(56,953)
Investment in unlisted investments	22	-	-	(3,000)
Investment in associated companies		-	(15,887)	-
Proceeds from disposal of newbuilding		92,618	-	-
Proceeds from sale of investments in available-for-sale securities	12	93,688	-	-
Proceeds from sale of investments in investees	12	77,907	2,248	-
Proceeds from termination of equity swap		7,974	-	-
Restricted cash and short-term investments		181	(2,839)	(7,495)
Net cash provided by (used in) investing activities		224,435	(268,993)	(213,176)
Financing activities
Proceeds from long-term debt	26	120,000	120,000	420,000
Proceeds from long-term capital lease obligations	27	-	102,983	44,800
Repayments of long-term capital lease obligations		(4,770)	(3,860)	(3,004)
Repayments of long-term debt		(180,693)	(69,390)	(297,206)
Financing costs paid		(168)	(1,370)	(3,944)
Cash dividends paid		(145,772)	-	-
Dividends paid to minority shareholders	31	(2,000)	(2,200)	(7,200)
Payments to repurchase equity	29	(31,024)	-	(667)
Proceeds from issuance of equity on exercise of stock options		715	-	-
Proceeds from issuance of equity		75,345	-	-
Net cash (used in) provided by financing activities		(168,367)	146,163	152,779
Net increase (decrease) in cash and cash equivalents		129,123	(5,611)	10,629
Cash and cash equivalents at beginning of period		56,616	62,227	51,598
Cash and cash equivalents at end of period		185,739	56,616	62,227
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		68,306	65,068	35,643
Income taxes paid		1,030	865	568

The accompanying notes are an integral part of these consolidated financial statements.

F-6     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2007, 2006 and 2005
(in thousands of $, except number of shares)

	Note	Share	Treasury	Additional	Accumulated	Retained	Total
		Capital	Shares	Paid in	Other	Earnings	Stockholders’
				Capital	Comprehensive		Equity
					Income
Balance at December 31, 2004		65,612	-	210,779	(3,737)	130,116	402,770

Net income		-	-	-	-	34,529	34,529
Other comprehensive loss		-	-	-	(2,078)	-	(2,078)
Repurchase of ordinary shares		(50)	-	(247)	-	(370)	(667)

Balance at December 31, 2005		65,562	-	210,532	(5,815)	164,275	434,554

Net income		-	-	-	-	71,673	71,673
Grant of share options		-	-	1,725	-	-	1,725
Equity in gain on disposal of treasury
shares by investee		-	-	1,754	-	-	1,754
Other comprehensive loss		-	-	-	(11)	-	(11)
Adjustments to initially apply FAS 158		-	-	-	(2,651)	-	(2,651)

Balance at December 31, 2006		65,562	-	214,011	(8,477)	235,948	507,044

Net income		-	-	-	-	136,204	136,204
Cash dividends		-	-	-	-	(145,772)	(145,772)
Grant of share options	29	-	-	6,838	-	176	7,014
Exercise of share options	29	56	-	377	-	282	715
Equity in gain on disposal of treasury
shares by investee		-	-	856	-	-	856
Gain on issuance of shares by investees	13	-	-	574	-	-	574
Other comprehensive income		-	-	-	1,575	-	1,575
Share issue	29	3,200	-	72,146	-	-	75,346
Repurchase and cancellation of ordinary
shares	29	(1,241)	-	(6,130)	-	(15,452)	(22,823)
Purchase of treasury shares	29	-	(8,201)	-	-	-	(8,201)

Balance at December 31, 2007		67,577	(8,201)	288,672	(6,902)	211,386	552,532

The accompanying notes are an integral part of these consolidated financial statements.

ANNUAL REPORT & ACCOUNTS 2007     F-7

Golar LNG Limited
Notes to Consolidated Financial Statements

1. GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas (“LNG”) shipping interests of Osprey Maritime Limited (“Osprey”) and of Seatankers Management Co. Ltd (“Seatankers”), which were controlled by Mr. John Fredriksen. Mr. Fredriksen is a Director, the Chairman and President of Golar. As of December 31, 2007, World Shipholding Limited, a company indirectly controlled by Mr. John Fredriksen owned 45.97 per cent (2006: 46.75 per cent) of Golar.

As of December 31, 2007, the Company operated a fleet of twelve LNG carriers, five of which are currently employed under long-term charter contracts and a further two vessels will commence long-term charters in June 2008 and April 2009. As of May 2008, the Company leased in eight of its vessels under long-term lease agreements, owned four vessels and had a 60 per cent ownership interest in one other vessel, the Golar Mazo.

2. ACCOUNTING POLICIES

Basis of accounting
The financial statements are prepared in accordance with accounting principles generally accepted in the United States. Investments in companies in which the Company directly or indirectly holds more than 50 per cent of the voting control are consolidated in the financial statements, as well as certain variable interest entities in which the Company is deemed to be subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. All inter-company balances and transactions are eliminated.

A variable interest entity is defined by Financial Accounting Standards Board Interpretation (“FIN 46R” ) as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. See note 26, describing the arrangement under the New Gracilis Loan Facility.

Investments in companies in which the Company holds between 20 per cent and 50 per cent of an ownership interest, and over which the Company exercises significant influence, are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as “Equity in net assets of non-consolidated investees” and its share of the investees’ earnings or losses in the Consolidated Statements of Operations as “Equity in net earnings of investees”. The difference, if any, between the purchase price and the book value of the Company’s investments in equity method investees is included in the accompanying Consolidated Balance Sheets in “Equity in net assets of non-consolidated investees”.

Revenue and expense recognition
Revenues include minimum lease payments under time charters, fees for repositioning vessels as well as the reimbursement of certain vessel operating and drydocking costs.

Revenues generated from time charters, which are classified as operating leases by the Company, are recorded over the term of the charter as service is provided.

Reimbursement for drydocking costs is recognized evenly over the period to the next drydocking, which is generally between two to five years. Repositioning fees (which are included in time charter revenue) received in respect of time charters are recognized at the end of the charter when the fee becomes fixed and determinable. However, where there is a fixed amount specified in the charter, which is not dependent upon redelivery location, the fee will be recognized evenly over the term of the charter. Where a vessel undertakes multiple single voyage time charters, revenue is recognized, including the repositioning fee if fixed and determinable, on a discharge-

F-8     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

to-discharge basis. Under this bassis, revenue is recognized evenly over the period from departure of the vessel from its last discharge port to departure from the next discharge port. For arrangements where operating costs are borne by the charterer on a pass through basis, the pass through of operating costs is reflected in revenue and expenses.

Under time charters, voyage expenses are paid by the Company’s customers. Voyage related expenses, principally fuel, may also be incurred when positioning or repositioning the vessel before or after the period of time charter and during periods when the vessel is not under charter or is offhire, for example when the vessel is undergoing repairs. These expenses are recognized as incurred.

Revenues generated from management fees are recorded ratably over the term of the contract as service is provided.

Revenue includes amounts receivable from loss of hire insurance, which is recognized on an accrual basis, to the value of $nil, $nil and $223,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Vessel operating expenses, which are recognized when incurred, include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Prior to the Company’s reorganization of its technical management function and the outsource of day-to-day technical functions to third party ship managers in 2005, vessel operating expenses included an allocation of administrative overheads that related to vessel operating activity which included certain technical and operational support staff for the vessels, information technology, legal, accounting, and corporate costs. These costs were allocated based on internal cost studies, which management believes are reasonable estimates. Since outsourcing the Company’s day-to-day technical management function to third party ship managers during the first half of 2005, this allocation of internal cost has effectively been replaced by third party management fees. For the years ended December 31, 2007, 2006 and 2005, $nil, $nil and $720,000 had been allocated to vessel operating costs, respectively

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues are allocated to the pool participants according to an agreed formula. The formula used to allocate net pool revenues allocates revenues to pool participants on the basis of the number of days a vessel operates in the pool. The same revenue and expenses principles stated above are applied in determining the pool’s net pool revenues. The pool arrangements require the participants to pay and account for voyage expenses, and distribute pool revenues to the participants such that the participants’ resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. The Company accounts for pool revenues allocated by these pools as “Time charter revenues” in its Consolidated Statement of Operations. The Company was party to a pool arrangement with Exmar Marine NV, which commenced in October 2004 and ended in December 2005. The Company’s share of the pool revenues for the year ended December 31, 2005 was approximately $12 million. The Company was not party to any pool arrangement during 2007 and 2006.

Cash and cash equivalents
The Company considers all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Restricted cash and short-term investments
Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain prearranged loan or lease payments and deposits made in accordance with its contractual arrangements under the Equity Swap Line facility. The Company considers all short-term investments as held to maturity in accordance with Statement of Financial Accounting Standards No.115 “Accounting for Certain Investments in Debt and Equity Securities”. These investments are carried at amortized cost. The Company places its short-term investments primarily in fixed term deposits with high credit quality financial institutions.

Inventories
Inventories, which are comprised principally of fuel, lubricating oils and ship spares, are stated at the lower of cost or market value. Cost is determined on a first-in, first-out basis.

ANNUAL REPORT & ACCOUNTS 2007     F-9

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

Newbuildings
The carrying value of newbuildings represents the accumulated costs to the balance sheet date, which the Company has had to pay by way of purchase installments, and other capital expenditures together with capitalized loan interest. No charge for depreciation is made until the vessel is delivered.

Vessels and equipment
Vessels and equipment are stated at cost less accumulated depreciation. The cost of vessels and equipment less the estimated residual value is depreciated on a straight-line basis over the assets’ remaining useful economic lives.

Refurbishment costs incurred during the period are capitalized as part of vessels and equipment and depreciated over the vessels’ remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment. Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years. For vessels that are newly built or acquired, the Company has adopted the “built-in overhaul” method of accounting. The built-in overhaul method is based on the segregation of vessel costs into those that should be depreciated over the useful life of the vessel and those that require drydocking at periodic intervals to reflect the different useful lives of the components of the assets. The estimated cost of the drydocking component is amortized until the date of the first drydocking following acquisition, upon which the cost is capitalized and the process is repeated.

Useful lives applied in depreciation are as follows:

Vessels	40 years
Deferred drydocking expenditure	two to five years
Office equipment and fittings	three to six years

Vessels under capital lease
The Company leases certain vessels under agreements that have been accounted for as capital leases in accordance with SFAS No.13 “Accounting for Leases”. Obligations under capital leases are carried at the present value of future minimum lease payments, and the asset balance is amortized on a straight-line basis over the remaining economic useful lives of the vessels. Interest expense is calculated at a constant rate over the term of the lease.

Depreciation of vessels under capital lease is included within depreciation and amortization expense in the Consolidated Statement of Operations. Vessels under capital lease are depreciated on a straight-line basis over the vessels’ remaining economic useful lives, based on a useful life of 40 years.

Refurbishment costs incurred during the period are capitalized as part of vessels under capital leases and depreciated over the vessels’ remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment under capital lease. Drydocking expenditures for vessels under capital leases are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years. For vessels that are newly built or acquired, the Company has adopted the “built-in overhaul” method of accounting. The built-in overhaul method is based on the segregation of vessel costs into those that should be depreciated over the useful life of the vessel and those that require drydocking at periodic intervals to reflect the different useful lives of the components of the assets. The estimated cost of the drydocking component is amortized until the date of the first drydocking following acquisition, upon which the cost is capitalized and the process is repeated.

Deferred credit from capital leases
In accordance with Statement of Financial Accounting Standard No. 28 “Accounting for Sales with Leasebacks”, income derived from the sale of subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets. Amortization of deferred income is offset against depreciation and amortization expense in the Consolidated Statement of Operations.

F-10     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

Impairment of long-lived assets
Long-lived assets that are held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less estimated costs to sell.

Deferred charges
Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan. Amortization of deferred loan costs is included in “Other financial items, net” in the Consolidated Statement of Operations. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.

Unlisted investments
Unlisted investments in which the Company holds less than a 20 per cent interest and in which it does not have the ability to exercise significant influence over the investee are initially recorded at cost and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company records these investments within “Other non-current assets” in the Consolidated Balance Sheets.

Derivatives
The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. In addition from time to time the Company enters into foreign currency swap contracts to reduce risk from foreign currency fluctuations.

Hedge accounting is used to account for these swaps only when certain hedging criteria are met. The Company applies Statement of Financial Accounting Standard 133, “Accounting for Derivatives and Hedging Activities” (“SFAS 133”), which requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure these instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings in “Other financial items, net” or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In order to qualify for hedge accounting under SFAS 133, certain criteria and detailed documentation requirements must be met. As the Company’s current interest rate swap and foreign currency swap contracts do not meet the criteria for hedge accounting, changes in their fair value are recorded each period in current earnings. Where the fair value of an interest rate or foreign currency swap agreement is a net liability, the derivative instrument is classified as a current liability. Where the fair value of an interest rate swap or foreign currency swap agreement is a net asset, the derivative instrument is classified as a non-current asset, except if the current portion is a liability, in which case the current portion is presented as a current liability.

The Company enters into equity swaps from time to time. Under these facilities the Company swaps with its counterparty (usually a major bank) the risk of fluctuations in the Company’s share price and the benefit of any dividends, for a fixed payment of LIBOR plus margin. The counterparty may acquire shares in the Company to hedge its own position. The fair value of the Equity Swap is recognized as an asset or liability with the change in fair values included in “Other financial items, net” in the Consolidated Statement of Operations.

The Company enters into natural gas commodity price forward contracts and futures in order to hedge its exposure to the risk of the movement in the price of natural gas effecting charter rates and in some circumstances for speculative purposes. These contracts involve entering into a contract to buy natural gas at a future date and sell the same quantity of natural gas at another future date. The Company’s position is the spread between the two prices. The fair value of these forward contracts and futures are recognized as assets or liabilities with the change in fair values included in “Other financial items, net” in the Consolidated Statement of Operations.

Other than for natural gas contracts the Company does not enter into derivative contracts for speculative or trading purposes.

ANNUAL REPORT & ACCOUNTS 2007     F-11

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

Foreign currencies
The Company’s and its subsidiaries’ functional currency is the U.S. dollar as all revenues are received in U.S. dollars and a majority of the Company’s expenditures are made in U.S. dollars. The Company’s reporting currency is U.S. dollars.

Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction and translation gains or losses are included in the Consolidated Statements of Operations.

Stock-based compensation
On January 1, 2006, the Company adopted SFAS 123(R) “Share-Based Payment”. Under FAS 123(R) the Company is required to expense the fair value of stock options issued to employees over the period the options vest.

The Company amortizes stock-based compensation for awards granted on or after the adoption of FAS 123R on January 1, 2006, on a straight-line basis over the requisite service (vesting) period for the entire award.

Earnings per share
In accordance with SFAS 128, “Earnings per Share”, basic earnings per share (“EPS”) is computed based on the income available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments (See note 10).

Pensions
Defined benefit pension costs, assets and liabilities are recognized in accordance with Statement of Financial Accounting Standard No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, (“FAS 158”), adopted effective December 31, 2006, which requires adjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. FAS 158 requires full recognition of the funded status of defined benefit pension plans to be included within a Company’s balance sheet. The pension benefit obligation is calculated by using a projected unit credit method.

Defined contribution pension costs represents the contributions payable to the scheme in respect of the accounting period.

Capital Leases
Leased vessels have been accounted for as capital leases in accordance with FAS 13 “Accounting for Leases”. Obligations under capital leases are carried at the present value of future minimum lease payments, and the asset balance is amortized on a straight-line basis over the remaining economic useful lives of the vessels. Interest expense is calculated using the effective interest method so as to produce a constant periodic rate of return over the term of the lease.

Operating Leases
Initial direct costs (those directly related to the negotiation and consummation of the lease) are deferred and allocated to income over the lease term. Rental income is amortized over the lease term on a straight-line basis.

Income Taxes
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (‘FIN 48’). The Company adopted the provisions of FIN 48 on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. On initial adoption of FIN 48 there was no change to the Company’s financial position.

F-12     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of the deferred income tax asset is dependent on generating sufficient taxable income in future years.

Gain on issuance of shares by investees
The Company recognizes a gain or loss when an equity method investee issues its stock to third parties at a price per share in excess or below its carrying value resulting in a reduction in the Company’s ownership interest in the investee. The gain or loss is recorded in the line “Additional paid-in capital”.

Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. SUBSIDIARIES AND INVESTMENTS

The following table lists the Company’s principal subsidiaries and their purpose as at December 31, 2007. Unless otherwise indicated, we own 100 per cent of each subsidiary.

Name	Jurisdiction of	Purpose
Incorporation
Golar Gas Holding Company Inc.	Marshall Islands	Holding Company
and leases four vessels
Golar Maritime (Asia) Inc.	Republic of Liberia	Holding Company
Gotaas-Larsen Shipping Corporation	Marshall Islands	Holding Company
Oxbow Holdings Inc.	British Virgin Islands	Holding Company
Faraway Maritime Shipping Company.	Republic of Liberia	Owns Golar Mazo
(60% ownership)
Golar LNG 2215 Corporation	Marshall Islands	Leases Methane Princess
Golar LNG 1444 Corporation	Republic of Liberia	Owns Golar Frost
Golar LNG 1460 Corporation	Marshall Islands	Owns Gracilis
Golar LNG 2220 Corporation	Marshall Islands	Leases Golar Winter
Golar LNG 2234 Corporation	Republic of Liberia	Owns Granosa
Golar LNG 2226 Corporation	Marshall Islands	Leases Grandis
Golar International Ltd.	Republic of Liberia	Vessel management
Gotaas-Larsen International Ltd.	Republic of Liberia	Vessel management
Golar Maritime Limited	Bermuda	Management
Golar Management (UK) Limited	United Kingdom	Management
Golar Freeze (UK) Limited	United Kingdom	Operates Golar Freeze
Golar Khannur (UK) Limited	United Kingdom	Operates Khannur
Golar Gimi (UK) Limited	United Kingdom	Operates Gimi

ANNUAL REPORT & ACCOUNTS 2007     F-13

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

Name	Jurisdiction of	Purpose
Incorporation
Golar Hilli (UK) Limited	United Kingdom	Operates Hilli
Golar Spirit (UK) Limited	United Kingdom	Operates and leases Golar Spirit
Golar Winter (UK) Limited	United Kingdom	Operates Golar Winter
Golar 2215 (UK) Limited	United Kingdom	Operates Methane Princess
Golar 2226 (UK) Limited	United Kingdom	Operates Grandis
Golar FSRU 1 Corporation	Marshall Islands	Contracted for the conversion of the
Golar Spirit to a Floating Storage
Regasification Unit (“FSRU”)
Golar FSRU 2 Corporation	Marshall Islands	Overseeing the conversion of the
Golar Freeze into a FSRU
Golar FSRU 3 Corporation	Marshall Islands	Overseeing the conversion of the
Golar Winter into a FSRU
Golar Energy Limited	Cyprus	Holds licence for the construction
of a floating power station for the
generation of electricity.
Golar Offshore Toscana Limited	Cyprus	Holds investment in associate, OLT
Offshore LNG Toscana S.p.A

4. RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement does not require new fair value measurements, but is applied to the extent that other accounting pronouncements require or permit fair value measurements. The statement emphasizes that fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. Companies will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. This Statement is effective for Golar as of January 1, 2008.

In February 2008, the FASB issued FSP No. FAS 157-1, Application of Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, Accounting for Leases (“FAS 13”) and its related interpretative accounting pronouncements that address leasing transactions. The FASB decided to exclude leasing transactions covered by FAS 13 in order to allow it to more broadly consider the use of fair value measurements for these transactions as part of its project to comprehensively reconsider the accounting for leasing transactions.

In February 2008, the FASB issued FSP 157-2 “Partial Deferral of the Effective Date of Statement 157” (FSP 157-2). FSP 157-2 delays the effective date of SFAS No. 157, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities on its consolidated financial position and results of operations. The implementation of this standard, for financial assets and financial liabilities, will not have a material impact on our consolidated financial position and consolidated results of operations. The Company does not expect the adoption of SFAS 157 and FSP FAS 157-1 and FSP 157 -2 to have a material impact on the Company’s financial statements.

F-14     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115, which permits entities to measure financial instruments and certain other items at fair value. The objective is to improve financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. It applies to Golar effective January 1, 2008. The Company is currently evaluating the impact of SFAS 159 on its consolidated results of operations, financial position and cash flows. The Company does not expect the adoption of SFAS 159 to have a material impact on the Company’s financial statements.

In June 2007, the FASB issued Emerging Issues Task Force (“EITF”) 06-11: Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards. The issue is how an entity should recognize the income tax benefit received on dividends that are (a) paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options and (b) charged to retained earnings under SFAS 123(R), Share-based Payments. It is effective prospectively for the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after December 15, 2007. The adoption of EITF 06-11 is not expected to have a material impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS 160, Non-controlling Interests in Consolidated Financial Statements, which requires 1) non-controlling interests (previously referred to as minority interest) to be reported as part of equity in the consolidated financial statements, 2) losses to be allocated to be non-controlling interests even when such allocation might result in a deficit balance, 3) notes that changes in ownership will be treated as equity transactions, 4) notes that upon a loss of control any gain or loss on the interest sold will be recognized in earnings, and; 5) notes that reported net income will consist of the total income of all consolidated subsidiaries, with separate disclosure on the face of the income statement of the split of that income between controlling and non-controlling interests. It is effective for annual periods beginning after December 15, 2008. On adoption of FAS 160, this will result in the reclassification of Minority interest to Equity. However, the Company is still evaluating the other potential impact on its consolidated results of operations, financial position and cash flows.

In December 2007, the FASB issued SFAS 141(R), Business Combinations, which proposes many changes to current accounting for business combinations including as follows: 1) expands the definition of a business and a business combination, 2) requires acquiring entities to record 100% of all assets and liabilities, 3) requires certain contingent assets and liabilities as well as contingent consideration to be recognized at fair values at the acquisition date, 4) notes that in step acquisitions, previous equity interests in an acquiree held prior to obtaining control will be remeasured to their acquisition-date fair values, with any gain or loss recognized in earnings and; 5) notes that asset values will no longer be reduced when an acquisition results in a bargain purchase, instead the bargain purchase will result in a P&L gain. It is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the potential impact on its consolidated results of operations, financial position and cash flows.

In January 2008, the FASB issued Statement 133 Implementation Issue No. E23, Issues Involving the Application of the Shortcut Method under Paragraph 68. This Implementation Issue addresses two issues that have caused implementation difficulties in the application of paragraph 68 of SFAS 133 (the shortcut method). It amends the accounting and reporting standards of Statement 133, paragraph 68. It is effective for hedging relationships designated on or after January 1, 2008. The Company is currently evaluating the potential impact on its consolidated results of operations, financial position and cash flows.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Instruments. This Statement amends and expands the disclosure requirements of SFAS 133. This Statement requires qualitative disclosures about objectives and strategies for using derivatives, quantative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. It is effective for fiscal periods beginning after November 15, 2008. The Company is currently evaluating the potential impact on its disclosures.

ANNUAL REPORT & ACCOUNTS 2007     F-15

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

5. SEGMENTAL INFORMATION

The Company has not presented segmental information as it considers it operates in one reportable segment, the LNG carrier market. During 2007, 2006 and 2005, the vast majority of the Company’s fleet operated under time charters and in particular with three charterers, Pertamina, BG Group plc and Shell. In time charters, the charterer, not the Company, controls the choice of which routes the Company’s vessel will serve. These routes can be worldwide. Accordingly, the Company’s management, including the chief operating decision makers, does not evaluate the Company’s performance either according to customer or geographical region.

Revenues in each of the years ended December 31, 2007, 2006 and 2005 from Pertamina, the state-owned oil and gas company of Indonesia, BG Group plc, and Shell which are both headquartered in the United Kingdom, were $37.2 million, $84.9 million and $58.8 million; $61.9 million, $87.3 million and $43.6 million; and $63.7 million, $87.5 million and $nil, respectively.

6. RESTRUCTURING EXPENSES

Restructuring expenses of $1.3 million in the year ended December 31, 2005, consisted of employment severance costs for management and administrative employees in London amounting to $1.0 million and $0.3 million in respect of Bilbao. These costs were incurred in connection with the reorganization of the Company’s technical fleet operations. The Company entered into management contracts with two established third party ship managers in Singapore and Oslo to assist with the day-to-day operations of the Company’s eleven LNG carriers. In association with the restructuring, 30 Golar employees were made redundant. The total cost of $1.3 million was charged to the Consolidated Statement of Operations in 2005 ($nil in 2007 and 2006) with no remaining provision as of December 31, 2005.

7. IMPAIRMENT OF LONG-LIVED ASSETS

During the year ended December 31, 2007, the Company incurred a $2.3 million impairment charge. This was in respect of parts ordered for the FSRU conversion project that will not now be required for the conversion of the Golar Spirit and therefore reflects a lower recoverable amount for these parts (See note 22). The total cost of this equipment (excluding the impairment charge) is $19.6 million, of which only $14.4 million of costs had been incurred as at December 31, 2007.

8. OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2007	2006	2005
Amortization of deferred financing costs	(1,928)	(1,644)	(3,080)
Financing arrangement fees and other costs	(818)	(1,106)	(703)
Mark-to-market adjustment for interest rate
derivatives (See note 30)	(13,689)	5,921	14,125
Mark-to-market adjustment for foreign currency	2,658	20,831	(19,720)
derivatives (See note 30)
Gain on termination of equity swap derivatives
(including mark-to-market adjustment) (See note 30)	7,438	(777)	1,313
Natural gas forward contract (See note 30)	386	2,045	-
Foreign exchange (loss) gain on capital lease
obligations and related restricted cash	(2,308)	(17,644)	15,709
Foreign exchange gain (loss) on operations	99	810	(137)
	(8,162)	8,436	7,507

Amortization of deferred financing costs includes an amount of $0.4 million for the year ended December 31, 2007. This represents the write-off of deferred financing charges as a result of the refinancing of the Gracilis loan in August 2007 (See note 26).

F-16     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

9. TAXATION

The Company adopted the provisions of FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, on January 1, 2007. However, the adoption of FIN 48 did not result in any change to the Company’s liability for unrecognized tax benefits.

Bermuda
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016.

United States
Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more than 50 per cent owned by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. The management of the Company believes that it satisfied these requirements and therefore by virtue of the above provisions, it was not subject to tax on its U.S. source income, except in the case of certain intra group income during 2006 for which a provision of $234,000 has been made.

A reconciliation between the income tax expense resulting from applying either the U.S. Federal or Bermudan statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the consolidated financial statements as the Company’s net income is subject to neither Bermuda nor U.S. tax.

United Kingdom
Current taxation income of $299,000 and charges of $1,023,000 and $818,000 for the years ended December 31, 2007, 2006 and 2005, respectively, relates to taxation of the operations of the Company’s United Kingdom subsidiaries, which includes amounts paid by one of the UK subsidiary’s branch office in Oslo. Taxable revenues in the UK are generated by UK subsidiary companies of Golar and are comprised of management fees received from Golar group companies as well as revenues from the operation of eight of Golar’s vessels. These vessels are sub-leased from other non-UK Golar companies, which in turn are leased from financial institutions. The statutory tax rate in the UK is currently 30%.

In December 2006, the UK tax authorities commenced an examination of the Company’s UK income tax returns for 2005. As of December 31, 2007, the examination remains ongoing. The Company does not anticipate that this examination will result in a significant change to its financial position. As at December 31, 2007, the 2007 and 2006 UK income tax returns had not been filed. Accordingly, once filed these and the years 2005, 2004 and 2003 remain open for examination by the UK tax authorities.

The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recorded deferred tax assets of $162,000 and $128,000 at December 31, 2007 and 2006, respectively which have been classified as non-current and included within other long-term assets (See note 22). These assets relate to differences for depreciation, pension liabilities and net operating losses carried forward.

Other jurisdictions
No tax has been levied on income derived from the Company’s subsidiaries registered in Liberia, the Marshall Islands and the British Virgin Islands.

ANNUAL REPORT & ACCOUNTS 2007     F-17

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

Deferred income tax assets are summarized as follows:

(in thousands of $)	2007	2006
Deferred tax assets, gross	1,500	682
Valuation allowances	(1,338)	(554)
Deferred tax assets, net	162	128

The valuation allowances on deferred tax assets increased by $784,000 (2006: $24,000). In future periods, depending upon the financial results, managements’ estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

10. EARNINGS PER SHARE

Basic earnings per share for the year ended December 31, 2007 is calculated with reference to the weighted average number of common shares outstanding during the year. The computation of diluted EPS for the years ended December 31, 2007, 2006 and 2005, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	2007	2006	2005
Net income available to stockholders – basic	136,204	71,673	34,529
Dilutive effect of investee’s convertible bonds and bonds
with stock warrants	-	(2,365)	(1,726)
	136,204	69,308	32,803

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands)	2007	2006	2005
Basic earnings per share:
Weighted average number of common shares outstanding	65,283	65,562	65,568

Diluted earnings per share:
Weighted average number of common shares outstanding	65,283	65,562	65,568
Effect of dilutive share options	432	173	165
Common stock and common stock equivalents	65,715	65,735	65,733

Earnings per share are as follows:

	2007	2006	2005
Basic	$2.09	$1.09	$0.53
Diluted	$2.07	$1.05	$0.50

F-18     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

11. OPERATING LEASES

Rental income
The minimum contractual future revenues to be received on time charters as of December 31, 2007, were as follows:

Year ending December 31,	Total
(in thousands of $)
2008	169,347
2009	192,523
2010	174,217
2011	151,023
2012	144,981
2013 and thereafter	960,223
Total	1,792,314

The long-term contract for one of the Company’s vessels is a time charter but the operating costs are borne by the charterer on a pass through basis. The pass through of operating costs is not reflected in the minimum lease revenues set out above.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2007 and 2006 were $1,557 million and $231 million; and $1,383 million and $216 million, respectively.

Rental expense
The Company is committed to making rental payments under operating leases for office premises. The future minimum rental payments under the Company’s non-cancellable operating leases are as follows:

Year ending December 31,	Total
(in thousands of $)
2008	220
2009	112
Total minimum lease payments	332

Total rental expense, net of provision, for operating leases was $248,000, $84,000 (income) and $305,000 for the years ended December 31, 2007, 2006 and 2005, respectively. Rental expense for the year ended December 31, 2006 included a credit amount of $380,000, being the release of a provision, following the settlement in July 2006 of a service charge dispute in connection with former office space that the Company no longer occupies.

12. EQUITY IN NET ASSETS OF NON-CONSOLIDATED INVESTEES

At December 31, 2007, the Company has the following participation in investments that are recorded using the equity method:

	2007	2006
Korea line Corporation (“KLC”)	0.00%	21.09%
Liquefied Natural Gas Limited (“LNGL”)	16.97%	19.65%
OLT Offshore LNG Toscana S.p.A (“OLT-O”)	16.38%	20.00%
Egyptian Company for Gas Services S.A.E (“ECGS”)	50.00%	50.00%

ANNUAL REPORT & ACCOUNTS 2007     F-19

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

The carrying amounts of the Company’s investments in KLC, LNGL, OLT-O and ECGS at December 31, 2007 and 2006 are as follows:

(in thousands of $)	2007	2006
KLC	-	83,547
LNGL	8,550	8,242
OLT-O	4,973	4,966
ECGS	500	500
Equity in net assets of non-consolidated investees	14,023	97,255

The components of equity in net assets of non-consolidated investees are as follows:

(in thousands of $)	2007	2006
Cost	14,078	48,785
Equity in net (losses)/ earnings of investees	(55)	47,665
Share of other reserves movement in investees	-	3,700
Less dividends received	-	(2,895)
Equity in net assets of non-consolidated investees	14,023	97,255

The market values at December 31, 2007, of the Company’s investment in LNGL, based on quoted market prices, was $16.1 million. Quoted market prices for ECGS and OLT-O are not available because shares in ECGS and OLT-O are not publicly traded.

KLC
KLC is a shipping company listed on the Korean stock exchange. As at December 31, 2006, following a series of step acquisitions, the Company held a 21.09% interest in KLC. In April 2007, the Company sold 1.1 million shares in KLC, bringing its interest down to 10%, which resulted in a gain of $27.3 million and is presented in the caption “Gain on sale of investee”. As of this date, the Company concluded that it no longer held significant influence. Accordingly, the Company changed its accounting treatment of the investment from the equity method to the cost basis. Between May and June 2007, the Company disposed of its remaining interest in KLC recognizing a gain of $46.3 million, shown in the caption “Gain on sale of available-for-sale securities”.

For the years ended December 31, 2007, 2006 and 2005, the Company’s Additional Paid in Capital included the Company’s share of KLC’s gain on disposal of KLC’s treasury shares to third parties of $856,000, $1,754,000 and $nil, respectively.

Summarized Statement of Operations for KLC for the three months ended March 31, 2007:

(in thousands of $)	Three months ended
March 31, 2007
Operating revenues	391,241
Operating income	52,330
Net income	67,677

LNGL
In April 2006, the Company signed an agreement with LNGL, an Australian publicly listed company, to subscribe for 23 million of its shares in two tranches, at A$0.50 cents per share. The Company purchased the first tranche of 13.95 million shares in May 2006, at a cost of $5.1 million, and the second tranche in June 2006, at a cost of $3.5 million. The consideration paid in excess of the fair value of the Company’s share of net assets acquired,

F-20     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

amounted to $7,457,000 and has been recognized as goodwill. Pursuant to the issuance of shares by LNGL, as of December 31, 2007, the Company held a 16.97% interest in LNGL. LNGL is a company focused on acting as a link between previously discovered but uncommercial gas reserves and potential new energy markets. The Company has adopted the equity method of accounting for its investment in LNGL on the basis that it considers it has significant influence as demonstrated by its Board representation and position as LNGL’s largest shareholder.

OLT-O
In November 2006, the Company acquired a 20% interest in OLT-O at a cost of $5 million. OLT-O is an Italian incorporated unlisted company, which is involved in the construction, development, operation and maintenance of a Floating Storage Regasification Unit (“FSRU”) terminal to be situated off the Livorno cost of Italy. The consideration paid in excess of the fair value of the Company’s share of net assets acquired, amounted to $1,762,000 and has been recognized as goodwill. Pursuant to the issuance of shares by OLT-O, as of December 31, 2007, the Company held a 16.38% interest in OLT-O. The Company has continued to adopt the equity method of accounting for its investment in OLT-O as it considers it has significant influence as demonstrated by its Board representation and OLT-O’s dependence upon the sale and conversion of the Company’s LNG carrier, the Golar Frost. In December 2007, a final memorandum of sale was signed between the Company and OLT-O, fixing the consideration at $231 million. The sale is expected to be completed during 2008.

ECGS
In March 2006, the Company acquired 500,000 common shares in ECGS at a subscription price of $1 per share. This represents a 50 per cent interest in the voting rights of ECGS. ECGS is a newly incorporated unlisted company, which has been set up to develop hydrocarbon business and in particular LNG related business in Egypt. ECGS is jointly owned and operated together with other third parties. Therefore the Company has adopted the equity method of accounting for its 50% investment in ECGS, as it considers it has joint significant influence.

13. GAIN ON ISSUANCE OF SHARES BY INVESTEES

For the years ended December 31, 2007, 2006 and 2005, the Company’s Additional Paid in Capital included a gain or loss on issuance of shares by investees, as shown below:

(in thousands of $)	2007	2006	2005
KLC	(1,023)	-	-
LNGL	1,503	-	-
Other investments	94	-	-
	574	-	-

In March 2007, KLC issued 200,000 shares in connection with the exercise of bonds with warrants attached, which resulted in a dilution of the Company’s interest from 21.09% to 20.68%.

In December 2007, LNGL announced that it had successfully completed a share placement. A total of 17.5 million shares were issued, raising net proceeds of A$10.8 million ($9.5 million). The Company did not participate in this share issue and as a result, its holding reduced to 16.97%.

14. TRADE ACCOUNTS RECEIVABLE

As at December 31, 2007, trade accounts receivable are presented net of allowances for doubtful accounts. The provision for doubtful debts was $4,000 for the years ended December 31, 2007 and 2006.

ANNUAL REPORT & ACCOUNTS 2007     F-21

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

15. OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)	2007	2006
Other receivables	603	4,233
Prepaid expenses	3,851	1,273
Accrued interest income	11,425	9,578
Provision for taxes (See note 23)	383	-
	16,262	15,084

16. DUE FROM RELATED COMPANIES

Amounts due from related companies as at December 31, 2007 and 2006 of $712,000 and $778,000, respectively, represent the recharge of expenses, rebates and seconded staff costs. Included in the balance as of December 31, 2007, is an amount of $386,000, which relates to a natural gas forward contract entered into in the year between the Company and a related party (See note 31).

17. NEWBUILDINGS

(in thousands of $)	2007	2006
Cost	-	46,209
Interest and other costs capitalized	-	3,504
Net book value	-	49,713

In March 2007, the Company disposed of newbuilding hull number 2244 to an unrelated third party, recognizing a gain of $41.1 million.

18. VESSELS AND EQUIPMENT, NET

(in thousands of $)	2007	2006
Cost	733,227	726,105
Accumulated depreciation	(74,209)	(56,466)
Net book value	659,018	669,639

As of December 31, 2007, Golar owned four vessels (2006: four).

Drydocking costs of $8,754,000 and $7,942,000 are included in the cost amounts above as of December 31, 2007 and 2006, respectively. Accumulated amortization of those costs as of December 31, 2007 and 2006 were $4,875,000 and $3,954,000, respectively.

Included in the above amounts, as at December 31, 2007 and 2006, is equipment with a net book value of $107,000 and $71,000, respectively.

Depreciation and amortization expense for the years ended December 31, 2007, 2006 and 2005 was $19,392,000, $17,230,000, and $14,890,000, respectively.

As at December 31, 2007 and 2006, vessels with a net book value of $652,530,000 and $669,491,000 respectively were pledged as security for certain debt facilities (See note 26).

F-22     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

19. VESSELS UNDER CAPITAL LEASES, NET

(in thousands of $)	2007	2006
Cost	988,104	963,387
Accumulated depreciation and amortization	(198,546)	(167,201)
Net book value	789,558	796,186

As of December 31, 2007, Golar operated eight (2006: eight) vessels under capital leases. These leases are in respect of two refinancing transactions undertaken during 2003, a lease financing transaction during 2004 and another in 2005.

Drydocking costs of $33,702,000 and $34,737,000 are included in the cost amounts above as of December 31, 2007 and 2006, respectively. Accumulated amortization of those costs at December 31, 2007 and 2006 were $18,532,000 and $19,784,000, respectively.

Depreciation and amortization expense for vessels under capital leases for the years ended December 31, 2007, 2006 and 2005 was $44,617,000, $43,439,000 and $39,801,000, respectively.

20. DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized to other financial items over the life of the debt instrument. If a loan is repaid early any amortized portion of the related deferred charges is charged against income in the period in which the loan is repaid. The deferred charges are comprised of the following amounts:

(in thousands of $)	2007	2006
Debt arrangement fees and other deferred financing charges	13,288	13,136
Accumulated amortization	(4,900)	(3,829)
	8,388	9,307

Amortization expense of deferred charges, for the years ended December 31, 2007, 2006 and 2005 was $1,504,000, $1,644,000 and $3,080,000, respectively.

21. RESTRICTED CASH AND SHORT-TERM INVESTMENTS

The Company’s short-term and long-term restricted cash and investment balances in respect of its debt and lease obligations and equity swap facility are as follows:

(in thousands of $)	2007	2006
Total security lease deposits for lease obligations	832,980	815,025
Restricted cash relating to the Mazo facility	11,164	12,183
Restricted cash relating to the Equity swap facility	-	3,299
	844,144	830,507

As at December 31, 2007, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described in note 27 was $833.0 million (2006: $815.0 million). These security deposits are referred to in these consolidated financial statements as restricted cash and earn interest based upon GBP LIBOR for the Five Ship Leases and the Methane Princess Lease and based upon USD LIBOR for both the Golar Winter and Grandis Lease. The Company’s restricted cash balances in respect of its lease obligations are as follows:

ANNUAL REPORT & ACCOUNTS 2007     F-23

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

(in thousands of $)	2007	2006
Five Ship Leases security deposits	545,536	535,758
Methane Princess Lease security deposits	190,871	185,688
Golar Winter Lease security deposits	51,565	48,571
Grandis Lease security deposits	45,008	45,008
Total security deposits for lease obligations	832,980	815,025
Included in short-term restricted cash and short-term investments	(40,942)	(36,805)
Long-term restricted cash	792,038	778,220

The analysis of short-term restricted cash and short-term investments at December 31, 2007 and 2006 is as follows:

(in thousands of $)	2007	2006
Short-term lease security deposits	40,942	36,805
Restricted cash and short-term investments relating to the Mazo facility (See note 26)	11,164	12,183
Restricted cash relating to the Equity swap facility	-	3,299
Short-term restricted cash and short-term investments	52,106	52,287

22. OTHER NON-CURRENT ASSETS

(in thousands of $)	2007	2006
Deferred tax asset (See note 9)	162	128
Other investments	3,000	3,000
Mark-to-market foreign currency swaps valuation (See note 30)	10,588	7,767
Mark-to-market interest rate swaps valuation (See note 30)	-	8,892
Mark-to-market equity swap valuation	-	536
Other long-term assets	26,514	13,214
	40,264	33,537

Other investments relate to the Company’s $3,000,000 investment in TORP Technology AS (“TORP Technology”), which was acquired in February 2005. TORP Technology is a Norwegian registered unlisted company, which is involved in the construction of an offshore regasification terminal in the US Gulf of Mexico. As at December 31, 2007, the Company’s investment in TORP Technology amounted to a 16.1% equity interest in the investee’s issued share capital. The Company did not estimate the fair value of this investment because there have been no identified events or changes in circumstances that would have a significant adverse effect on its fair value.

Other long-term assets relates to payments made to Keppel Shipyard Limited and other suppliers for equipment and engineering in respect of the conversion of the Golar Spirit, the Golar Winter and the Golar Freeze into LNG Floating Storage Regasification Units (“FSRUs”). In October 2007, the Golar Spirit entered the shipyard for her retrofitting for FSRU service (See note 32). Accordingly, as of the date of Golar Spirit’s entry into the shipyard the respective cost of $28,527,000, has been transferred to vessels under capital leases (See note 19). As at December 31, 2007, $26,514,000 remains in other long-term assets. Of this amount, $12,072,000 (net of an impairment charge) relates to equipment which will no longer be utilized in the Golar Spirit FSRU conversion following changes to the original specification. Accordingly, an impairment charge of $2,345,000 has been recognized in connection with this equipment (see note 7). Pursuant to management’s impairment review of these assets, management are confident that the revised carrying value of these assets, of $12,072,000 is recoverable.

F-24     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

The amount of interest capitalized in relation to the Golar Spirit since entering the shipyard for conversion in October 2007 was $487,000 (2006: $nil). In respect of the Golar Spirit FSRU conversion costs, no depreciation expense will be charged until delivery from the shipyard.

23. ACCRUED EXPENSES

(in thousands of $)	2007	2006
Vessel operating and drydocking expenses	5,554	6,535
Administrative expenses	4,517	3,948
Interest expense	18,915	17,734
Provision for financing arrangement fees and other costs	-	97
Provision for tax (See note 15)		961
	28,986	29,275

24. OTHER CURRENT LIABILITIES

(in thousands of $)	2007	2006
Deferred drydocking, operating cost and charterhire revenue	11,253	4,858
Marked-to-market interest rate swaps valuation (See note 30)	8,958	4,160
Deferred credits from capital lease transactions (See note 28)	3,973	3,964
Other creditors	1,069	782
	25,253	13,764

25. PENSIONS

Defined contribution scheme

The Company operates a defined contribution scheme. The pension cost for the period represents contributions payable by the Company to the scheme. The charge to net income for the year ended December 31, 2007, 2006 and 2005 was $312,000, $250,000 and $262,000, respectively.

Defined benefit schemes

The Company has two defined benefit pension plans both of which are closed to new entrants but which still cover certain employees of the Company. Benefits are based on the employee’s years of service and compensation. Net periodic pension plan costs are determined using the Projected Unit Credit Cost method. The Company’s plans are funded by the Company in conformity with the funding requirements of the applicable government regulations. Plan assets consist of both fixed income and equity funds managed by professional fund managers.

The Company uses a measurement date of December 31 for its pension plans.

The components of net periodic benefit costs are as follows:

(in thousands of $)	2007	2006	2005
Service cost	502	469	652
Interest cost	2,850	2,602	2,624
Expected return on plan assets	(1,695)	(1,525)	(1,457)
Recognized actuarial loss	573	492	326
Net periodic benefit cost	2,230	2,038	2,145

ANNUAL REPORT & ACCOUNTS 2007     F-25

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost during the year ending December 31, 2008 is $496,000.

The change in benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

(in thousands of $)	2007	2006
Reconciliation of benefit obligation:
Benefit obligation at January 1	52,123	49,082
Service cost	502	469
Interest cost	2,850	2,602
Actuarial (gain) loss	(1,275)	2,186
Foreign currency exchange rate changes	218	1,317
Benefit payments	(3,137)	(3,533)
Benefit obligation at December 31	51,281	52,123

The accumulated benefit obligation at December 31, 2007 and 2006 was $49.2 million and $49.5 million, respectively.

(in thousands of $)	2007	2006
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	23,954	22,487
Actual return on plan assets	1,459	2,240
Employer contributions	2,276	1,689
Foreign currency exchange rate changes	180	1,071
Benefit payments	(3,137)	(3,533)
Fair value of plan assets at December 31	24,732	23,954

Funded status at end of year (1)	(26,549)	(28,169)
Unrecognized actuarial loss	-	-
Net amount recognized	(26,549)	(28,169)

Employer contributions and benefits paid under the pension plans include $2,276,000 and $1,689,000 paid from employer assets during the year ended December 31, 2007 and 2006, respectively.

(1) The Company’s plans are composed of two plans that are both under funded at December 31, 2007 and December 31, 2006.

The details of these plans are as follows:

	December 31, 2007			December 31, 2006
	UK	Marine		UK	Marine
(in thousands of $)	Scheme	scheme	Total	scheme	scheme	Total
Accumulated benefit obligation	(11,201)	(37,918)	(49,119)	(10,937)	(38,535)	(49,472)
Projected benefit obligation	(11,201)	(40,080)	(51,281)	(11,105)	(41,018)	(52,123)
Fair value of plan assets	10,110	14,622	24,732	9,258	14,696	23,954
Funded status at end of year	(1,091)	(25,458)	(26,549)	(1,847)	(26,322)	(28,169)

F-26     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

The amounts recognized in accumulated other comprehensive income consist of:

(in thousands of $)	2007	2006
Net actuarial loss	6,960	8,522

The asset allocation for the Company’s Marine scheme at December 31, 2007 and 2006, and the target allocation for 2008, by asset category follows:

Marine scheme	Target allocation
	2008 (%)	2007 (%)	2006 (%)
Equity	30 – 65	48	43
Bonds	10 – 50	11	15
Other	20 – 40	39	28
Cash	-	2	14
Total	100	100	100

The asset allocation for the Company’s UK scheme at December 31, 2007 and 2006, and the target allocation for 2008, by asset category follows:

UK scheme	Target allocation
	2008 (%)	2007 (%)	2006 (%)
Equity	80	75	76
Bonds	20	18	19
Cash	-	7	5
Total	100	100	100

The Company’s investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

The Company is expected to make the following contributions to the schemes during the year ended December 31, 2008, as follows:

(in thousands of $)	UK scheme	Marine scheme
Employer contributions	448	1,800

The Company is expected to make the following pension disbursements as follows:

(in thousands of $)	UK scheme	Marine scheme
2008	256	3,000
2009	400	3,000
2010	540	3,100
2011	500	3,100
2012	500	3,200
2013-2016	2,500	17,700

ANNUAL REPORT & ACCOUNTS 2007     F-27

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

The weighted average assumptions used to determine the benefit obligation for the Company’s plans at December 31 are as follows:

	2007	2006
Discount rate	5.5%	5.6%
Rate of compensation increase	4.8%	4.5%

The weighted average assumptions used to determine the net periodic benefit cost for the Company’s plans for the year ended December 31 are as follows:

	2007	2006
Discount rate	5.6%	5.4%
Expected return on plan assets	7.1%	6.8%
Rate of compensation increase	4.2%	3.7%

The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for the Company’s plans for the years ending December 31, 2007 and 2006 is based on the weighted average of various returns on assets using the asset allocation as at the beginning of 2007 and 2006. For equities and other asset classes, the Company has applied an equity risk premium over ten year governmental bonds.

26. DEBT

(in thousands of $)	2007	2006
Total long-term debt due to third parties	815,666	876,358
Less: current portion of long-term debt due to third parties	(80,037)	(72,587)
Long-term debt	735,629	803,771

The outstanding debt as of December 31, 2007 is repayable as follows:

Year ending December 31,
(in thousands of $)
2008	80,037
2009	168,416
2010	77,072
2011	216,544
2012	35,731
2013 and thereafter	237,866
Total	815,666

The Company’s debt is denominated in U.S. dollars and bears floating interest rates except for $125 million and $135 million of debt as at December 31, 2007 and 2006, respectively, in respect of the Methane Princess facility which bears fixed interest rates. The weighted average interest rate as of December 31, 2007 and 2006 was 5.68 per cent and 6.04 per cent, respectively. The fixings in respect of the Methane Princess facility have varying maturity dates from 2009 to 2015 and as of December 31, 2007, the weighted average fixed interest rate was 5.47 per cent (2006: 5.35 per cent).

F-28     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

At December 31, 2007, the Company’s debt was as follows:

(in thousands of $)		Maturity date
Mazo facility	121,837	2013
Methane Princess facility	159,708	2015
Golar Gas Holding facility	201,250	2011
Golar Frost facility	100,000	2009
Gracilis facility	118,346	2010
Granosa facility	114,525	2011
	815,666

Mazo facility
The Mazo facility was assumed by the Company in May 2001 and the amount originally drawn down under the facility totalled $214.5 million. The loan is secured on the vessel Golar Mazo. The facility bears floating interest rate of LIBOR plus a margin and repayments are due six monthly and commenced in June 2001, ending in June 2013. The debt agreement requires that certain cash balances, representing interest and principal repayments for defined future periods, be held by a trust company during the period of the loan. These balances are referred to in these consolidated financial statements as restricted cash.

Golar Gas Holding facility
In May 2001, the Company entered into a secured loan facility with a banking consortium for an amount of $325 million and in October 2002 entered into a secured subordinated loan facility for an amount of $60 million. These loans were first re-financed in April 2003 and again in March 2005 when a subsidiary of the Company, Golar Gas Holding Company Inc., entered into a refinancing transaction with a banking consortium in respect of these loans. The new first priority loan (the “Golar Gas Holding facility”) is for an amount of $300 million. The total amount outstanding at the time of the refinancing was $242.3 million. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. The loan has a term of six years and is repayable in 24 quarterly installments with a final balloon payment of $79.4 million due on April 14, 2011. The loan is secured by the assignment to the lending banks of a mortgage given to Golar by the lessor of the five vessels that are part of the Five Ship Leases (See note 27).

Methane Princess facility
In December 2001, the Company signed a loan agreement with a bank for the purpose of financing newbuilding hull number 2215 (Methane Princess) for an amount of $180 million. In August 2003, prior to the delivery of the Methane Princess the Company refinanced this facility. The new facility (the “Methane Princess facility”) was also for $180 million, with the same bank and is repayable in monthly installments with a final balloon payment of $116.4 million payable on August 25, 2015. The loan accrues a floating rate of interest of LIBOR plus a margin determined by reference to Standard and Poors (“S&P”) rating of the Charterer from time to time. The margin can increase if the rating for the Charterer at any time falls below an S&P rating of “B”. As at December 31, 2007, interest on $125 million of debt in respect of the Methane Princess facility was fixed. The fixings have varying maturity dates from 2009 to 2015, as of December 31, 2007, the weighted average interest rate was 5.47 per cent (including margin). The loan is secured by the assignment to the lending bank of a mortgage given to Golar by the lessor of the Methane Princess Lease (See note 27).

Golar Frost facility
In June 2004 the Company signed a loan agreement with a banking consortium for an amount of $110.0 million for the purpose of financing newbuilding hull number 1444, the Golar Frost, which is secured by a mortgage on this vessel. The facility bears floating interest rate of LIBOR plus a margin and repayments are due six monthly with a final balloon payment of $92.4 million payable on June 15, 2009, pursuant to an extension of the term of the loan in June 2007. Repayments on the loan commenced on December 15, 2004.

ANNUAL REPORT & ACCOUNTS 2007     F-29

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

New Gracilis facility
In January 2005 the Company signed a loan agreement with a bank for an amount of $120.0 million for the purpose of financing newbuilding hull number 1460, the Gracilis. This facility was refinanced in August 2007. The refinanced loan (“New Gracilis facility”) is for an amount of $120.0 million. The total amount outstanding at the time of the refinancing was $110.0 million.

The structure of the new Gracilis facility is such that the bank loaned funds of $120.0 million to Golar, which the Company then re-loaned to a newly created entity of the bank, (“Investor Bank”). With the proceeds, Investor Bank then subscribed for preference shares in a Golar group company. Another Golar company issued put a option in respect of the preference shares. The effect of these transactions is that Golar is required to pay out fixed preference dividends to the Investor Bank and the Investor Bank is required to pay fixed interest due on the loan from Golar to Investor Bank. The interest payments to Golar by Investor Bank are contingent upon receipt of these preference dividends. In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages. Applying FIN 46(R) to this arrangement, the Company has concluded that Golar is the primary beneficiary of Investor Bank and accordingly has consolidated it into the Golar group. Accordingly, as at December 31, 2007, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank’s net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between Golar and the Investor Bank.

The new Gracilis facility accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. The loan has a term of 10 years and is repayable in 39 quarterly installments with a final balloon payment of $71.0 million due on August 17, 2017. The loan is secured by a mortgage on this vessel.

Granosa facility
In April 2006 the Company signed a loan agreement with a bank for an amount of $120.0 million for the purpose of financing newbuilding hull number 2234, the Granosa, which is secured by a mortgage on this vessel. The facility bears floating interest rate of LIBOR plus a margin and repayments are due quarterly with a final balloon payment of $92.6 million payable on May 15, 2011. Repayments on the loan commenced on September 15, 2006.

As of December 31, 2007, the margins Golar pays under its loan agreements are over and above LIBOR at a fixed or floating rate range from 1.2 per cent to 0.70 per cent (2006: 1.5 per cent to 0.80 per cent).

Certain of the Company’s debt are collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operation and financing restrictions which may significantly limit or prohibit, among other things, the Company’s ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the Lenders. In addition, Lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Various debt agreements of the Company contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants and minimum free cash restrictions. With regards to cash restrictions Golar has covenanted to retain at least $25 million of cash and cash equivalents on a consolidated group basis. As of December 31, 2007 and 2006 the Company complied with the debt covenants of its various debt agreements.

27. CAPITAL LEASES

(in thousands of $)	2007	2006
Total long-term obligations under capital leases	1,029,764	1,015,034
Less: current portion of obligations under capital leases	(5,678)	(5,269)
Long term obligations under capital leases	1,024,086	1,009,765

F-30     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

As at December 31, 2007, Golar operated eight (2006: eight) vessels under capital leases. These leases are in respect of two refinancing transactions undertaken during 2003, a lease financing transaction during 2004 and another in 2005.

The first leasing transaction, which took place in April 2003, was the sale of five 100 per cent owned subsidiaries to a financial institution in the United Kingdom (UK). The subsidiaries were established in Bermuda specifically to own and operate one LNG vessel as their sole asset. Simultaneous to the sale of the five entities, Golar leased each of the five vessels under five separate lease agreements (“Five Ship Leases”).

The second leasing transaction, which occurred in August 2003, was in relation to the newbuilding, the Methane Princess. The Company novated the Methane Princess newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the UK (“The Methane Princess Lease”).

The third leasing transaction, which occurred in April 2004, was in relation to the newbuilding, the Golar Winter. The Company novated the Golar Winter newbuilding contract prior to completion of construction and leased the vessel from a financial institution in the UK (“The Golar Winter Lease”).

The fourth leasing transaction, which occurred in April 2005, was in relation to hull number 2226 (Grandis). The Company novated the Grandis newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the UK (“The Grandis Lease”).

Golar’s obligations to the lessors under the Five Ship Leases and Methane Princess Lease are primarily secured by letters of credit (“LC”) provided by other banks. Golar’s obligations to the lessor of the Golar Winter Lease and Grandis Lease are partly secured by a LC. Details of the security deposits provided by Golar to the banks providing the LC’s are given in note 21.

As at December 31, 2007, the Company is committed to make quarterly minimum rental payments under capital leases, as follows:

Year ending December 31,	Five ship	Methane	Golar	Grandis	Total
(in thousands of $)	leases	Princess	Winter	lease
		lease	lease
2008	31,602	7,884	12,745	9,294	61,525
2009	31,969	8,226	12,745	9,294	62,234
2010	33,568	8,569	12,745	9,294	64,176
2011	35,246	8,916	12,745	9,294	66,201
2012	37,008	9,259	12,745	9,294	68,306
2013 and thereafter	751,838	362,914	248,531	230,513	1,593,796
Total minimum lease payments	921,231	405,768	312,256	276,983	1,916,238
Less: Imputed interest	(392,241)	(220,523)	(144,421)	(129,289)	(886,474)
Present value of minimum lease payments	528,990	185,245	167,835	147,694	1,029,764

The profiles of the Five Ship Leases are such that the lease liability continues to increase until 2008 and thereafter decreases over the period to 2023 being the primary term of the leases. The interest element of the lease rentals is accrued at a rate based upon floating British Pound (GBP) LIBOR.

The profile of the Methane Princess Lease is such that the lease liability continues to increase until 2014 and thereafter decreases over the period to 2034 being the primary term of the lease. The interest element of the lease rentals is accrued at a rate based upon floating British Pound (GBP) LIBOR.

ANNUAL REPORT & ACCOUNTS 2007     F-31

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

The Golar Winter Lease is for a primary period of 28 years, expiring in April 2032. The lease liability is reduced by lease rentals from inception. The interest element of the lease rentals is accrued at a rate based upon floating rate British Pound (GBP) LIBOR.

In common with the Five Ship Leases and the Methane Princess Lease, the Golar Winter Lease is denominated in British Pounds. However, unlike these other leases the cash deposits securing the lease obligations are significantly less than the lease obligation itself. In order to hedge the currency risk arising from re-translation of the GBP lease rental obligation into US dollars, the Company entered into a 28 year currency swap in April 2004 to hedge all lease rental payments under the Golar Winter Lease into US dollars at a fixed GBP/USD exchange rate. In addition as of December 31, 2007, the Company had entered into interest rate swaps of $105 million (2006: $115 million) to fix the interest rate in respect of its Golar Winter lease obligations for a period ranging from three to ten years.

The Grandis Lease is for a primary period of 30 years, expiring January 2036. The lease liability is reduced by lease rentals from inception. The interest element of the lease rentals is accrued at a rate based upon floating rate USD LIBOR. In contrast to the Company’s other leases the Grandis lease obligation and the cash deposits securing the lease obligation are denominated in USD. However, in common with the Golar Winter Lease, the cash deposits securing the lease obligation are significantly less than the lease obligation itself. As of December 31, 2007, the Company had entered into interest rate swaps of $87 million (2006: $105 million) to fix the interest rate in respect of its Grandis lease obligations for a period of seven years.

The Company determined that the entities that owned the vessels were variable interest entities in which Golar had a variable interest and was the primary beneficiary. Upon transferring the vessels to the financial institutions, Golar measured the subsequently leased vessels at the same amounts as if the transfer had not occurred, which was cost less accumulated depreciation at the time of transfer.

28. OTHER LONG-TERM LIABILITIES

(in thousands of $)	2007	2006
Pension obligations (See note 25)	26,549	28,169
Deferred credits from capital lease transactions	51,622	55,596
Share options (See note 29)	-	1,051
	78,171	84,816

Deferred credits from capital lease transactions

(in thousands of $)	2007	2006
Deferred credits from capital lease transactions	74,121	74,121
Less: Accumulated amortization	(18,526)	(14,561)
	55,595	59,560

Short-term (See note 24)	3,973	3,964
Long-term	51,622	55,596
	55,595	59,560

In connection with the Five Ship Leases and the Methane Princess Lease entered into in the year ended December 31, 2003 (See note 27), the Company recorded an amount representing the difference between the net cash proceeds received upon sale of the vessels and the present value of the minimum lease payments. The amortization of the deferred credit for the year is offset against depreciation and amortization expense

F-32     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

in the Consolidated Statement of Operations. The deferred credits represent the upfront benefits derived from undertaking finance in the form of UK leases. The deferred credits are amortized over the remaining estimated useful economic lives of the vessels to which the leases relate on a straight-line basis.

29. SHARE CAPITAL AND SHARE OPTIONS

The Company’s ordinary shares are listed on the NASDAQ Stock Exchange and the Oslo Bors Stock Exchange.

At December 31, 2007 and December 31, 2006, authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except per share data)	2007	2006
100,000,000 common shares of $1.00 each	100,000	100,000

Issued share capital:

(in thousands of $, except per share data)	2007	2006
67,576,866 (2006: 65,562,000) outstanding issued common shares of $1.00 each	67,577	65,562

In November 2007, the Company completed a direct equity offering of 3,200,000 common shares in a placement in Norway, at a price of NOK133 per share ($24.30).

Treasury shares
In October 2005, the Board of the Company approved a share buy back scheme and in connection with this established a facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with a bank, whereby the latter may acquire an amount of shares up to a maximum of 3.2 million in the Company during the accumulation period, and the Company carries the risk of fluctuations in the share price of those acquired shares. The bank is compensated at their cost of funding plus a margin. In May 2007, the Company terminated this facility, recognizing a gain of $7.4 million (See note 8). In connection with the termination of the facility, the Company bought back and cancelled 1,241,300 shares from the bank at a cost of $22.8 million, which has been deducted from shareholders’ equity. Accordingly, the net cost to the Company of the shares acquired after taking account of the equity swap gain is $15.4 million.

In November 2007, the Company’s Board of Directors approved the purchase of up to a maximum of 1,000,000 shares in the Company. Between November and December 2007, the Company, through market purchases, acquired a total of 400,000 shares at an average price of $20.55 per share, for total consideration of $8.2 million. Accordingly, the total remaining share repurchase authorization was 600,000 shares.

At December 31, 2007, the Company’s holding of treasury shares represented 400,000 shares (2006: nil) at a nominal value of $1.00 per share and an aggregate market value of $8.8 million.

Share options
In July 2001, the Company’s Board of Directors approved the grant of options to eligible employees to acquire an aggregate amount of up to 2,000,000 shares in the company.

In July 2001, the Company’s Board of Directors granted options to certain directors and officers to acquire 400,000 shares at a subscription price of $5.75 per share. These options vested on July 18, 2002 and are exercisable for a maximum period of nine years following the first anniversary date of the grant.

ANNUAL REPORT & ACCOUNTS 2007     F-33

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

Under the terms of the Company’s employee share option scheme, which was approved by the Company’s Board of Directors in February 2002, options may be granted to any director or eligible employee of the Company or its subsidiaries. All options will expire on the tenth anniversary of the option’s grant or at such earlier date as the Board of Directors may from time to time prescribe. The exercise price for the options may not be less than the average of the fair market value of the underlying shares for the three trading days before the date of grant. No consideration is payable for the grant of an option. As of December 31, 2007, the Company had reserved 3,093,834 shares of Common Stock for issuance under the scheme upon exercise of options granted or to be granted.

During the years ended December 31, 2007, 2006 and 2005, the Company granted 606,500, 1,258,000 and nil share options, respectively, to certain employees and directors of the Company and its subsidiaries. The options have a five year term and vest equally over three years from the grant date.

A condition of the 1,258,000 share options awarded in 2006 provided that upon voluntary termination by an option holders’ employment with the Company and its subsidiaries, provided the first anniversary of the date of grant had elapsed, a reduced cash settlement based on the intrinsic value would be paid. Accordingly, those share option awards eligible for this cash settlement feature were originally classified as a liability with the remainder classified as equity. During 2007, the Company made an amendment to these options, to replace the right to cash compensation feature with an equivalent right to exercise options for a limited period of time. As the modification impacted no other terms the incremental compensation cost was $nil. The impact of the modification affected 16 option holders and resulted in the reclassification of these options from liability to equity. Therefore following the remeasurement of the fair value of the share options at the modification date, there will be no further requirement to remeasure at subsequent reporting dates.

As at December 31, 2007, all the Company’s share options are classified as equity. Accordingly, the grant date or the modification date fair value for stock options not exercised is recognized in shareholders’ equity as additional paid in capital with a corresponding charge to the Consolidated Statement of Operations. The Company may use either authorized unissued shares of Golar or treasury shares held by the Company to satisfy exercised options.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model. The weighted average assumptions used are noted in the table below. There were no options granted in the year ending December 31, 2005.

	At
	modification
	date	At grant date
	2007	2007	2006
Risk free interest rate	4.0%	4.4%	4.6%
Expected volatility of common stock	31.5%	33.1%	34.0%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life of options (in years)	2.5 years	3.7 years	3.9 years

The assumption for expected future volatility is based primarily on an analysis of historical volatility of the Company’s common stock. The expected term of options is derived from the vesting period of the award and represents the period of time that options granted are expected to be outstanding. The dividend yield has been estimated at 0% as the exercise price of the options, granted in 2006 and later, are reduced by the value of dividends, declared and paid on a per share basis.

F-34     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

A summary of option activity as at December 31, 2007, 2006 and 2005, and changes during the years then ended are presented below:

(in thousands of $, except per share data)	Shares	Weighted	Weighted
	(In ‘000s)	average grant	average
		date exercise	remaining
		price	contractual
			term (years)

Options outstanding at December 31, 2004 & 2005	300	$5.75
Granted during the year	1,258	$14.54
Options outstanding at December 31, 2006	1,558	$12.84	4.4
Granted during the year	607	$22.77
Exercised during the year	(56)	$14.80
Forfeited during the year	(31)	$14.80
Options outstanding at December 31, 2007	2,078	$15.66	3.7
Options exercisable at:
December 31, 2007	703	$9.49	3.4
December 31, 2006	300	$5.75	5.5
December 31, 2005	300	$5.75	6.5

As at December 31, 2007, the intrinsic value of the outstanding share options and exercisable share options was $17,230,000 and $8,880,000, respectively.

A summary of the status of the Company’s non-vested share option activity and related information for the years ended December 31, 2007, 2006 and 2005 follows:

(in thousands of $, except per share data)	Shares	Weighted average
	(In ‘000s)	fair value
		at grant date or
		modified date

Options non-vested at December 31, 2004 & 2005	-	-
Granted during the year	1,258	$7.92
Options non-vested at December 31, 2006	1,258	$7.92
Granted during the year	607	$7.30
Vested during the year	(481)	$5.29
Forfeited during the year	(9)	$5.02
Options non-vested at December 31, 2007	1,375	$8.66

The total fair value of share options vested in the years ended December 31, 2007, 2006 and 2005 was $2,544,716, $nil and $nil, respectively.

Compensation cost of $5,962,000, $2,775,000 and $nil has been recognized in the Consolidated Statement of Operations for the years ended December 31, 2007, 2006 and 2005, respectively. As of December 31, 2007, the total unrecognized compensation cost relating to options outstanding of $5,657,000 (2006: $1,712,000) is expected to be recognized over a weighted average period of 1.7 years.

ANNUAL REPORT & ACCOUNTS 2007     F-35

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

30. FINANCIAL INSTRUMENTS

Interest rate risk management
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has entered into swaps that convert floating rate interest obligations to fixed rates, which from an economic perspective hedge the interest rate exposure. The Company does not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however the Company does not anticipate non-performance by any of its counterparties.

The Company manages its debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

	Notional Amount
Instrument	December 31,	December 31,	Maturity	Fixed Interest
(in thousands of $)	2007	2006	Dates	Rates

Interest rate swaps:
Receiving floating, pay fixed	434,337	479,097	2009 – 2015	3.92% to 6.43%

At December 31, 2007, the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $434.3 million (2006:$479.1 million).

Foreign currency risk
The majority of the vessels’ gross earnings are receivable in U.S. dollars. The majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. However, the Company incurs expenditure in other currencies. Certain capital lease obligations and related restricted cash deposits of the Company are denominated in British Pounds. There is a risk that currency fluctuations will have a negative effect on the value of the Company’s cash flows.

A net foreign exchange gain of $0.3 million arose in the year ended December 31, 2007 (2006: $3.2 million) as a result of the retranslation of the Company’s capital lease obligations and the cash deposits securing those obligations net of the gain (2006: gain) on the currency swap referred to below. The net gain arose due to the appreciation of the British Pound against the U.S. Dollar during the year. This net gain represents an unrealized gain and does not therefore materially impact the Company’s liquidity. Further foreign exchange gains or losses will arise over time in relation to Golar’s capital lease obligations as a result of exchange rate movements. Gains or losses will only be realized to the extent that monies are, or are required to be withdrawn or paid into the deposits securing our capital lease obligations or if the leases are terminated.

As described in note 27, in April 2004, the Company entered into a lease arrangement in respect of the Golar Winter, the obligation in respect of which is denominated in GBP. In this transaction the restricted cash deposit, which secures the letter of credit given to the lessor to secure part of Golar’s obligations to the lessor, is much less than the obligation and therefore, unlike the Five Ship Leases and the Methane Princess Lease, does not provide a natural hedge. In order therefore to hedge this exposure the Company entered into a currency swap with a bank, who is also the lessor, to exchange GBP payment obligations into U.S. dollar payment obligations as set out in the table below. The swap hedges the full amount of the GBP lease obligation and the restricted cash deposit is denominated in U.S dollars. The Company could be exposed to currency risk if the lease was terminated.

F-36     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

	Notional Amount
Instrument	December 31,	December 31,	Maturity	Fixed
	2007	2006	Dates	GBP/USD
(in thousands of $)				Currency Rate

Currency rate swaps:
Receiving in GBP	£73,010	£77,460	2032	1.838
Pay in U.S.dollar	$134,192	$142,371	2032	-

The counterparty to the foreign currency swap contract is a major banking institution. Credit risk exists to the extent that the counterparty is unable to perform under the contract; however the Company does not anticipate non-performance by the counterparty.

The Company also enters into forward contracts and other derivatives in relation to foreign currency expenditure.

Natural gas commodity price forward contracts
The Company may enter into natural gas commodity price forward contracts and futures in order to manage its exposure to the risk of the movement in the price of natural gas effecting charter rates and in some circumstances for speculative purposes. Market risk exists to the extent that natural gas spot and future price movements have a negative effect on the Company’s cash flows and Consolidated Statement of Operations. As at December 31, 2007 and 2006 the notional principal amounts subject to such contracts were $nil.

Fair values
The carrying value and estimated fair value of the Company’s financial instruments at December 31, 2007 and 2006 are as follows:

	2007	2007	2006	2006
(in thousands of $)	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Non-Derivatives:
Cash and cash equivalents	185,739	185,739	56,616	56,616
Restricted cash and short-term investments	52,106	52,106	52,287	52,287
Long-term restricted cash	792,038	792,038	778,220	778,220
Long-term unlisted investment	3,000	N/a	3,000	N/a
Short-term debt – floating	80,037	80,037	72,587	72,587
Long-term debt – floating	735,629	735,771	668,771	668,771
Long-term debt – fixed	125,000	122,016	135,000	135,273
Long-term obligations under capital leases	1,024,086	1,024,086	1,009,765	1,009,765

Derivatives:
Interest rate swaps liability	8,958	8,958	4,160	4,160
Interest rate swaps asset	-	-	8,892	8,892
Foreign currency swap asset	10,588	10,588	7,767	7,767
Equity swap asset	-	-	536	536

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

ANNUAL REPORT & ACCOUNTS 2007     F-37

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months. The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The Company did not estimate the fair value at December 31, 2007, of its unlisted investment in TORP Technology, in which the Company has a 16.17% equity interest because there have been no identified events or changes in circumstances that would have a significant adverse effect on its fair value.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis. The estimated fair value for long-term debt with fixed rates of interest of more than one year is estimated by obtaining quotes for breaking the fixed rate at the year end, from the related banking institution.

The estimated fair values of long-term lease obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates, which are reset on a quarterly basis.

The fair value of interest rate swaps is estimated by obtaining quotes from the related banking institution.

The fair value of currency swaps is estimated by obtaining quotes from the related banking institution.

The fair value of equity swaps is estimated by applying an option-pricing model, which involves discounting the future cash flows up to termination for the swap.

The mark-to-market gain or loss on Golar’s interest rate, currency and equity swaps for the period is reported in the Consolidated Statement of Operations caption “Other financial items, net” (See note 8).

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents, restricted cash and short-term investments to the extent that substantially all of the amounts are carried with Nordea Bank of Finland PLC, Mizuho Corporate Bank, Lloyds TSB Bank plc, The Bank of New York, Bank of Scotland, Canadian Imperial Bank Corporation, Bayerische Landesbank and Fokus Bank. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

During the year ended December 31, 2007, three customers accounted for 80.6% of the total operating revenues of the company. These revenues and associated accounts receivable are derived from its five time charters with BG Group plc, one time charter with Pertamina and three time charters with Shell. Pertamina is a state enterprise of the Republic of Indonesia. Credit risk is mitigated by the long-term contracts with Pertamina being on a ship-or-pay basis. Also, under the various contracts the Company’s vessel hire charges are paid by the Trustee and Paying Agent from the immediate sale proceeds of the delivered gas. The Trustee must pay the ship owner before Pertamina and the gas sales contracts are with the Chinese Petroleum Corporation and KOGAS. The Company considers the credit risk of BG Group plc and Shell to be low.

During the years ended December 31, 2007, 2006 and 2005, BG Group plc and Pertamina each accounted for more than 10% of gross revenue. During the year ended December 31, 2007, Shell also accounted for more than 10% of gross revenue.

During 2005, Pertamina, BG Group plc and Shell accounted for revenues of $63.7 million, $87.5 million and $nil, respectively.

During 2006, Pertamina, BG Group plc and Shell accounted for revenues of $61.9 million, $87.3 million and $43.6 million, respectively.

During 2007, Pertamina, BG Group plc and Shell accounted for revenues of $37.2 million, $84.9 million and $58.8 million, respectively.

F-38     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

31. RELATED PARTY TRANSACTIONS

In the years ended December 31, 2007, 2006 and 2005, Frontline Management (Bermuda) Limited and Frontline Management AS both subsidiaries of Frontline Ltd. (“Frontline”) have provided services to the Company. These services include management support, corporate services and administrative services. In the years ended December 31, 2007, 2006 and 2005, fees payable to Frontline of $108,711, $nil and $90,300 respectively, have been incurred by Golar and have been included within vessel operating expenses. In the years ended December 31, 2007, 2006 and 2005, the Company also received supplier rebates from Frontline of $73,847, $400,530 and $203,820, respectively, which have been included within vessel operating expenses. As at December 31, 2007, an amount of $73,847 was due from Frontline (2006: $350,530) in respect of these fees and costs incurred. In addition certain amounts have been recharged at cost between both the companies. As at December 31, 2007, an amount of $65,888 was due from Frontline (2006: $176,144) in respect of these recharges. Frontline is a publicly listed company. Its principal shareholder is Hemen Holding Limited, a company indirectly controlled by the Company’s chairman, John Fredriksen.

Seatankers Management Company Limited (“Seatankers”) is indirectly controlled by the Company’s chairman, John Fredriksen. In the year ended December 31, 2007, 2006 and 2005, Seatankers has provided insurance administration services to the Company. In the years ended December 31, 2007, 2006 and 2005, management fees payable to Seatankers of $35,000 for each of the years, have been incurred by Golar and have been included within administrative expenses. In the year ended December 31, 2007, 2006 and 2005 the Company also received supplier rebates from Seatankers of $nil, $166,929 and $62,878, which have been included within vessel operating expenses. As at December 31, 2007 and 2006 no amounts were due from Seatankers in respect of these services. In addition certain amounts have been recharged at cost between both companies. As at December 31, 2007, $9,939 (2006: $1,849 owed) is due from Seatankers in respect of these recharges.

Arcadia Limited (“Arcadia”) is indirectly controlled by the Company’s chairman, John Fredriksen. During the years ended December 31, 2007, 2006 and 2005, the Company entered into forward contracts, which Arcadia executed on the Company’s behalf for the purpose of hedging its risk exposure to the risk of the movement in the price of natural gas effecting charter rates and for speculative purposes. In the years ended December 31, 2007, 2006 and 2005, the realized gain on termination of these natural gas forward contracts receivable from Arcadia was $386,000, $2,045,000 and $nil, respectively, and have been included within other financial items. As at December 31, 2007, an amount of $386,000 (2006: $nil)was due from Arcadia.

World Shipholding Limited (“World Shipholding”) is indirectly controlled by the Company’s chairman, John Fredriksen. During the year ended December 31, 2007, in connection with the Company’s equity offering in November 2007 (see note 29), Golar entered into a share loan with World Shipholding, whereby World Shipholding loaned 3.2 million common shares in Golar to the Company’s agent for the purpose of satisfying sales to investors in the private placement. Subsequently, the Company settled the share loan with a new issue of common shares. In addition in March 2007, World Shipholding also provided the Company with a short-term loan of $25 million. The loan was repaid on March 30, 2007 along with interest of $37,000. As at December 31, 2007, no amounts were due to or from World Shipholding.

During the years ended December 31, 2007, 2006 and 2005, Faraway Maritime Shipping Company., which is 60% owned by Golar and 40% owned by China Petroleum Corporation (“CPC”), paid dividends totalling $5.0 million, $5.5 million and $18 million respectively, of which 60 per cent was paid to Golar and 40 per cent was paid to CPC.

32. CAPITAL COMMITMENTS

Vessel Purchase
As at December 31, 2007, the Company was committed to the purchase of a LNG vessel from Shell for consideration of $185 million and the charter back of the vessel to Shell for a period of approximately eight months. Delivery and payment for the vessel occurred on January 14, 2008.

ANNUAL REPORT & ACCOUNTS 2007     F-39

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

Vessel Conversion
As at December 31, 2007, the Company had contracts with Keppel Shipyard and other suppliers for equipment and engineering in connection with the conversion of the Golar Spirit into a FSRU. In September 2007, the Company entered into a time charter agreement with Petrobras, which requires the conversion of the Golar Winter into a FSRU. Accordingly, as of December 31, 2007, the Company had a commitment to incur costs in connection with the retrofit of the Golar Winter into an FSRU. Included in the table below, is $39.4 million relating to orders placed for equipment in connection with the retrofitting of the Golar Winter. However, as we have yet to enter into contracts representing the bulk of the retrofitting costs and the timing and the amount of any cash payment is uncertain, this liability has been excluded from the above table.

As at December 31, 2007, the estimated timing of the remaining payments in connection with these conversions are due to be paid as follows:

(in thousands of $)

Payable in 12 months to December 31, 2008	74,639
Payable in 12 months to December 31, 2009	1,042
75,681

33. OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged
(in thousands of $)	December 31,	December 31,
	2007	2006

Long-term loans secured on vessels and vessels under capital leases	815,666	876,358

Other Contractual Commitments and contingencies
Insurance
The Company insures the legal liability risks for its shipping activities with Gard and Skuld, both are mutual protection and indemnity associations. As a member of a mutual association, the Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional calls on the members.

Tax lease benefits
The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. If that tax depreciation ultimately proves not to be available to the lessors, or is clawed back from the lessor as a result of any adverse tax changes to legislation affecting the tax treatment of the leases for the UK lessors or a successful challenge by the UK Revenue authorities to the tax assumptions on which the transactions were based, or in the event the Company terminates one or more of its leases, the Company would be required to return all or a portion of, or in certain circumstances significantly more than the upfront cash benefits that it received, together with fees that were financed in connection with its lease financing transactions, post additional security or make additional payments to its lessors. The upfront benefits the Company has received equates to the cash inflow received plus fees funded in connection with the six leases entered into during 2003, in total approximately £41 million British pounds. As at December 31, 2007, the total unamortized balance of deferred credits from capital lease transactions (See note 28) was $55.6 million. A termination of any of these leases would realize the accrued currency gain or loss. As at December 31, 2007, this was a net accrued gain of approximately $2.0 million.

F-40     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
Notes to Consolidated Financial Statements (continued)

Other
In December 2005, the Company signed a shareholders’ agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E (“ECGS”), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt. As at December 31, 2007, the Company was committed to subscribe for common shares in ECGS for a further consideration of $4.5 million payable within three years of incorporation, at dates to be determined by ECGS’s Board of Directors.

As at December 31, 2007, the Company had a commitment to pay $1.0 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.

34. SUBSEQUENT EVENTS

In January 2008, the Company entered into a total return swap (“TRS” or “equity swap”) with an international bank for a term of six months. In connection with the equity swap, as at the current date the bank has acquired a total of 300,000 shares in the Company.

In February 2008, the Company’s Board of Directors declared a cash dividend of $0.25 per share that was paid in March 2008.

On January 14, 2008, the Company took delivery of the Granatina for consideration of $185 million. In connection with the acquisition of the Granatina in January 2008, the Company entered into a loan agreement relating to a facility for $120 million. The loan is for a period of seven years and is repayable in quarterly instalments with a balloon payment of $86.3 million due on January 14, 2015.

In January 2008, the Company chartered in a newbuilding KSC#1588, for a two-year period from June 2008. In May 2008, this charter was cancelled due to a delay in the delivery of the newbuilding to the Company.

In March 2008, the Company invested a further $0.8 million in ECGS, bringing its total investment in ECGS to $1.3 million.

In April 2008, Dubai Supply Authority (DUSUP) awarded a charter to Golar for the Golar Freeze following its conversion into a FSRU. The time charter is for a period of 10 years, with an option to extend for up to five years. The charter is expected to commence upon delivery of the vessel from the shipyard, which is expected in the second quarter of 2010.

ANNUAL REPORT & ACCOUNTS 2007     F-41

GOLAR LNG LIMITED. – CORPORATE GOVERNANCE STATEMENT

Golar LNG Limited (“Golar” or the “Company”) is a limited company incorporated under the laws of Bermuda. The Company is headquartered in Hamilton, Bermuda. The Company’s activities are the responsibility of the board of directors elected by its shareholders (the “Board”).

The day-to-day management of the Company is performed by its subsidiary, Golar Management (UK) Limited (“Golar Management”), under the terms of a written management agreement. Golar Management is headquartered in London, United Kingdom. Mr. Gary Smith is the Chief Executive Officer of Golar Management.

Golar’s shares have their primary listing on the Oslo Stock Exchange. The Company maintains a secondary listing on Nasdaq.

As a company incorporated in Bermuda, Golar is subject to Bermuda law in respect of its corporate governance. Bermuda law is, to a considerable extent, based on English law in this area.

As a consequence of the listing of the Company’s shares on the Oslo Stock Exchange and Nasdaq, the Company is expected to meet certain standards in relation to the principles governing its corporate governance.

These standards are, in relation to the Oslo Stock Exchange, documented in “The Norwegian code of practice for corporate governance” (the “Norwegian Code”). The Norwegian Code is published on the website of the Oslo Stock Exchange – “www.ose.no”. This is, from a legal point of view, a non-binding recommendation which all companies listed on the Oslo Stock Exchange is required to relate to on a “comply or explain” – basis.

The Nasdaq corporate governance rules (the “Nasdaq Rules”) permit exemptions to foreign issuers when the Nasdaq Rules are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or is considered contrary to generally accepted business practices in the issuer’s country of domicile.

Golar is committed to ensuring that its principles of corporate governance meet the highest standards and generally supports the principles set forth both in the Norwegian Code and the Nasdaq Rules. Being subject to three different set of corporate governance regulations nevertheless means that Golar will have to rely on various exceptions from the individual sets of rules.

The Board believes that the Company’s current corporate governance policies and procedure meets the requirements both of Bermuda law and the Nasdaq Rules.

Golar’s corporate governance policies and procedures are explained below in relation to the Norwegian Code.

1. IMPLEMENTATION AND REPORTING ON CORPORATE GOVERNANCE

The Board recognizes the importance of sound corporate governance. The Board believes that the policies and procedures it has implemented and maintains in this respect meet this standard.

The Board has approved and implemented a corporate code of business ethics and conduct reflecting Golar’s basic corporate values and formulating ethical guidelines in accordance with these. The corporate code is posted on the Company’s website.

2. BUSINESS

The business of Golar and its subsidiaries comprises ownership and operation of LNG tankers. The Company’s Annual Report includes a more specific description of the business, including the overall objectives and current strategy of the Company. The Company’s Annual Report can be accessed at the Company’s website: www.golar.com.

3. EQUITY AND DIVIDENDS

As of December 31, 2007, Golar’s total shareholders’ equity was $552,532,000.

The Board is of the opinion that the equity capital is appropriate, considering the Company’s objectives, strategy and risk profile.

ANNUAL REPORT & ACCOUNTS 2007      80

Golar’s objective is to give its shareholders a competitive return on their invested capital over time. The return is to be achieved through a combination of an increase in the value of its shares and the payment of dividends. The Company’s long-term objective is to pay a regular dividend. The level of dividends will be guided by current earnings, market prospects and capital expenditure requirements and investment opportunities.

The Company’s ability to declare dividends is also regulated by Bermuda law, which prohibits the declaration and payment of dividends if, at the time of distribution, a company is not able to pay its liabilities as they fall due or the realizable value of a company’s assets is less than the sum of its liabilities, issued share capital and share premium accounts.

The Board is currently authorized by the shareholders to issue 32,423,000 further shares (representing the difference between the Company’s authorized and issued share capital). There is, in accordance with Bermuda corporate law, no time limit, on the Board’s authority to increase the Company’s equity capital based on this authority. If the shareholders of Golar wishes to limit the Board’s ability to raise capital through the issuance of additional shares, Bermuda law allows them to resolve to reduce the authorized capital and the reduction could reduce the authorized capital to the level actually in issue.

Bermuda corporate law and the Company’s Bye-laws allow the Company to repurchase its own shares. There is no time limitation on the Board’s authority to repurchase shares. The Company’s holding of treasury shares as of December 31, 2007 was 400,000.

4.	EQUAL TREATMENT OF SHAREHOLDERS AND TRANSACTIONS WITH CLOSE ASSOCIATES

 Golar has only one class of shares.

The shareholders in a Bermuda company do not have any preferred right to subscribe for further shares when such are issued.

Golar will, if acquiring its own shares, always do this through purchases on either of the stock exchanges on which its shares are listed and at prevailing stock exchange prices.

The Company’s policy is to enter into related party transactions solely on terms that are at least as favorable to the Company as those that can be obtained when contracting with an unrelated third party.

It follows from the Bermuda Companies Act that an officer or director of the Company shall, at the first available opportunity, notify the Board of his interest in any material contract or any person that is a party to a material contract of the Company. Further, the Company’s Bye-law 88, contains a specific provision addressing Director’s interests.

5. FREELY NEGOTIABLE SHARES

Subject to the provision of the Company’s Bye-law 34, Golar’s shares are freely transferable. The Bermuda Monetary Authority recognizes the free transferability or shares that are listed on Nasdaq and the Oslo Stock Exchange.

Bye-law 34 provides the Board with the option to decline to register the transfer of any share if the registration of such transfer would be likely to result in 50% or more of the aggregate issued share capital of the Company being held or owned directly or indirectly by a person or persons resident for tax purposes in a jurisdiction which applies a controlled foreign company tax legislation or a similar tax regime which, in the Board’s opinion, will have the effect that shareholders are taxed individually for a proportion of the Company’s profit.

6. GENERAL MEETINGS

Golar holds its general meetings on an annual basis in accordance with the applicable provision of the Bermuda Companies Act. The notice period is, according to the Company’s Bye-law 51, no less than 7 days’ notice which shall be provided in writing. Shareholders who cannot attend the meeting in person can vote by proxy.

81     ANNUAL REPORT & ACCOUNTS 2007

7. NOMINATION COMMITTEE

Golar does not, at present, have any nomination committee.

8.	CORPORATE ASSEMBLY AND BOARD OF DIRECTORS, COMPOSITION AND INDEPENDENCE

The Board of Golar currently consists of four directors. Two of the directors, Mr John Fredriksen and Mr Tor Olav Trøim, do not meet the requirements as to independence from Golar’s main shareholder, World Shipholding Limited

Since all of the Directors have been awarded options to subscribe for shares in the Company, neither of the other two directors, Mrs Kate Blankenship and Mr Frixos Savvides, are considered independent pursuant to the Norwegian Code.

Golar does not have any corporate assembly or other non-executive supervisory body apart from the Board.

9. THE WORK OF THE BOARD OF DIRECTORS

The Board of Golar has elected Mr. John Fredriksen as its chairman and Mr. Tor Olav Trøim as its deputy chairman.

The Board has established an audit committee, which is responsible for overseeing the quality and integrity of the Company’s financial statements and its accounting, auditing and financial reporting practices, compliance with legal and regulatory requirements, the independent auditor’s qualifications, independence and performance and internal audit function. Our audit committee consists of two members, Mrs Kate Blankenship and Mr Frixos Savvides, who are also both Company Directors. Except for an audit committee the Board does not have any other subcommittees with specific responsibility for part of the Board’s overall obligations.

10. RISK MANAGEMENT AND INTERNAL CONTROLS

The Board believes that they have put in place satisfactory internal control systems addressing risk management. The Company’s own ethical code supplements these systems.

Furthermore the Company performs an annual assessment of the effectiveness of the design and operation of the Company’s disclosure controls and procedures and its internal controls over financial reporting pursuant to Rule 13a-15(e) and Rule 12a- 15(f) of the Securities Exchange Act of 1934. Details of which are provided in Item 15 of the Company’s 20-F Filing.

Relevant risk factors to the Company’s activities are continuously reviewed by the Board. The main risk factors are furthermore commented upon in the Company’s annual report available on the Company’s website.

11. REMUNERATION OF THE BOARD OF DIRECTORS

In lieu of a compensation committee comprised of independent directors, the full Board determines its compensation. The overall amount of the remuneration of the Board is approved at the AGM annually.

The directors have been granted options to subscribe for shares in the Company. These options are governed by the Rules of the Company’s Share Option Plan. Further details of the number of options granted and applicable terms are given in the Company’s annual report.

12. REMUNERATION OF THE EXECUTIVE MANAGEMENT

Day-to-day management of Golar is performed by the employees of Golar Management under the terms of the Management Agreement referred to above. Golar has no employees.

All employees of Golar’s subsidiaries qualify for participation in the Company’s share option scheme. Further details of the Company’s share option plan are set out in Note 29 to the Company’s Consolidated Financial Statements.

ANNUAL REPORT & ACCOUNTS 2007     82

13. INFORMATION AND COMMUNICATION

Golar publishes annual and quarterly reports at its website. The Company acknowledges the importance of providing shareholders in particular and the equity market in general with correct and relevant information about the Company and its activities.

14. TAKE-OVERS

It is the opinion of the Board that, in the event a take-over bid is made for the Company’s shares, the shareholders in the Company shall be treated equally and provided with sufficient information and time to consider such an offer.

15. AUDITOR

The Company’s independent auditor, appointed by its general meeting, is PricewaterhouseCoopers.

Information on the fee paid to the auditor can be found in the Company’s Annual Report

83     ANNUAL REPORT & ACCOUNTS 2007

Golar LNG Limited
(Registrant)

By:	/s/ Graham Robjohns
Graham Robjohns
Chief Financial Officer

Dated: August 5, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited
(Registrant)

Date: August 5, 2008	By:	/s/ Graham Robjohns
Graham Robjohns
Chief Financial Officer